                    U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                             --------------------

                                 FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS

      UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                         TELECOM WIRELESS CORPORATION
                (Name of Small Business Issuer in its charter)


                    UTAH                             94-3172556
      (State or other jurisdiction of              (I.R.S. Employer
       incorporation or organization)             Identification No.)


       5299 DTC BOULEVARD, SUITE 1200
            ENGLEWOOD, COLORADO                           80111
  (Address of principal executive offices)             (Zip Code)


                                   (303) 357-0001
                            (Issuer's telephone number)


     Securities to be registered pursuant to Section 12(b) of the Act:

            Title of Each Class               Name of Each Exchange on Which
            To Be So Registered               Each Class Is To Be Registered
            -------------------               ------------------------------
                    None                                   N.A.


     Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK, $.001 PAR VALUE
                                  (Title of Class)

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                                 TABLE OF CONTENTS


PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

     ITEM 1.  DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . . . . .   1

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. . . .  31

     ITEM 3.  DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . . . .  42

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT .  43

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, promoters and control persons . .  44

     ITEM 6.  EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . . . .  47

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . .  50

     ITEM 8.  DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . . . .  52

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

     ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
              EQUITY AND RELATED STOCKHOLDER MATTERS . . . . . . . . . . . . .  54

     ITEM 2.  LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . .  55

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS. . . . . . . . . .  55

     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES. . . . . . . . . . . . .  55

     ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS. . . . . . . . . . . .  58

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61

     ITEM 1. EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61

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                                PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

       Telecom Wireless Corporation is an Internet communications company. The company's business plan calls for initial rapid growth through acquisitions and subsequent organic growth. The company intends to capitalize on the convergence of video, voice and data communications on the Internet. The company intends to accomplish these objectives by providing access or "connectivity" for Internet and other electronic communications, Internet content and electronic commerce and other communications services. The company's target markets include both residential and business customers.
 The company plans to offer its products and services through subsidiaries it has acquired recently and subsidiaries it will acquire in the future.

       Key elements of the company's business strategy are:

       - acquiring and consolidating geographically disparate ISPs, ASPs, and CLECs;

       - standardizing and centralizing the back office operations of acquired companies, integrating their networks into a broadband network and providing them with national customer and technical support services;

       - developing and offering additional value-added products and services to customers, especially residential ISP customers, such as bundled video, voice and data products and services through the company's ASPs and CLECs; and

       - building customer loyalty and gaining market share through unified branding.

       Telecom Wireless now owns and operates an ASP, Sys-Group, Inc. doing business as Prentice Technologies, Inc. ("Prentice"); an ISP, America's Web Station, Inc.; and a wireless cable television system, Keys Microcable Corporation. Over the past few months the company's employees have conducted accounting and legal due diligence and, in many cases, extensive contract negotiations, with several ISP and ASP acquisition candidates, although none are currently under letters of intent or parties to acquisition agreements with Telecom Wireless.

       The ability of Telecom Wireless to remain in business and implement its business plan depends upon a variety of factors, primarily financing and the ability to attract and retain employees having the necessary skills. Funding operations and acquisitions has been and is expected to continue to be the major impediment to implement its business plan. We need capital to sustain operations and to consummate acquisitions. Management can give no assurance that the company's capital requirements can be satisfied at all or on reasonable terms.

INDUSTRY BACKGROUND

       GROWTH OF THE INTERNET.

       The Internet has become a global medium that enables millions of people to obtain and share information, communicate and conduct business electronically. The Internet has grown rapidly since its

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introduction to the general public in the early 1990's.  Factors driving the growth in the number of Internet users and the number of web sites include:

       -      the large and growing installed base of personal computers;

       - advances in the performance and speed and reduction in cost of personal computers and modems;

       -      improvements in network infrastructure;

       -      easier and cheaper access to the Internet;

       - the increasing importance of the Internet as a communications medium, and information resource and a sales and distribution channel; and

       -      reliability of service by Internet access providers.

       ACCESSING THE INTERNET.

       Internet access services represent the means by which ISPs interconnect business and consumer users to the Internet's resources. Access services vary from dial-up modem access for individuals and small businesses to high speed dedicated transmission lines for broadband access by large organizations. An ISP provides Internet access either by developing a proprietary network infrastructure or by purchasing access service from a wholesale access vendor, or through a combination of both. The rapid development and growth of the Internet have resulted in a highly competitive and fragmented industry consisting of a few large national and regional ISPs and a substantial number of local ISPs with small subscriber bases. Most ISPs operate within a single state or city, with only a handful of ISPs, such as EarthLink and MindSpring (which recently announced merger plans), having expanded the scope of their operations from a single region to nationwide coverage. Due to the disparity between the large number of smaller ISPs with limited resources and the emergence of a limited number of national ISPs with their associated economies of scale, the ISP industry is expected to undergo substantial consolidation.

       GROWTH IN ELECTRONIC COMMERCE.

       For many businesses, the Internet has created a new communication and sales channel that enables companies to interact with large numbers of geographically dispersed consumers and businesses. In the last several years, many companies have emerged that focus solely on the Internet as the preferred medium for selling products or delivering services directly to purchasers, bypassing traditional wholesale and retail channels.
Furthermore, traditional businesses are implementing sophisticated web sites to effect electronic commerce initiatives that offer competitive advantages. These businesses are deploying an expanding variety of Internet-enabled applications, ranging from web site marketing and recruiting programs to on-line customer interaction systems and integrated purchase order and "just-in-time" inventory solutions for key customers and suppliers. These capabilities require increasingly complex web sites and support operations. In addition, advances in on-line security and payment mechanisms are alleviating concerns associated with conducting transactions in an open-platform environment, thus prompting more consumers and businesses to use the Internet in conjunction with purchases and more businesses to offer a greater breadth of electronic commerce services.

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       OUTSOURCING OF INTERNET OPERATIONS.

       As the Web increasingly becomes synonymous with electronic commerce, businesses are placing greater emphasis on their Internet transaction and communication operations. Internet-based companies, and to a growing extent, traditional businesses, require non-congested and scalable Internet operations to allow them to perform digital communication and commerce transactions globally over the Internet. Due to constraints posed by the lack of technical personnel with Internet skills or experience, the high cost of advanced networking equipment and the complexity of innovative web solutions, many businesses are unable internally to develop, maintain and continually enhance their facilities and systems to conduct desired levels of Internet-based activities. As a result of these constraints and other factors, many businesses are seeking to outsource their facilities and systems requirements as the preferred means for providing electronic commerce solutions. To this end, an increasing demand is developing for:

       - dedicated and broadband Internet access services to support reliable, high speed and/or constantly connected Internet access and communication;

       - web hosting and co-location services which enable businesses to obtain equipment, technical expertise and infrastructure for their Internet needs on an outsourced basis; and

       - end-to-end electronic commerce solutions to sell goods and services on the web in a secure transaction environment.

       By outsourcing their facilities and systems needs, businesses are able to focus on their core competencies rather than expending vital resources to support their Internet operations.

       THE OPPORTUNITY FOR INTERNET SERVICE PROVIDERS.

       The number of businesses and consumers accessing the Internet is expected to increase significantly in the foreseeable future. Additionally, as businesses and consumers are developing greater levels of comfort in the use of the Internet for electronic commerce, businesses are increasingly implementing sophisticated electronic commerce solutions which, in turn, require significantly greater bandwidth and other business services. In response, an increasing number of ISPs are augmenting their basic Internet access services with a wide range of business services, including web hosting and Internet security. These ISPs will be positioned to attain greater economies of scale through lower network expansion and marketing costs on a per-subscriber basis. Management believes that only a few ISPs, and in particular, national ISPs, will be in a position to benefit fully from this continued growth. These ISPs likely will be characterized by:

       -      quick response to market demands;

       -      reliable coverage on a nationwide basis;

       -      superior technical skills and customer support capabilities;

       -      electronic commerce expertise and business services capabilities;

       - brand name recognition and the ability to exploit multiple marketing channels; and

       -      relatively lower network costs.

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       THE OPPORTUNITY FOR APPLICATION SERVICE PROVIDERS.

       Rapid technological change in the information technology field, coupled with the considerable investment of resources required by companies to install and implement first tier enterprise applications software and other business applications software, to maintain and update software and equipment and to employ high quality information technology personnel, has resulted in a growing number of corporate clients opting to access additional outside computing resources that have already been set up at a network location and are operated and maintained by skilled experienced specialists.

       These outside resources are known as application services, and the third-party vendors who operate and supply them have become known as application service providers or ASPs. The application services are delivered online, via high-speed communications networks and are paid for on a subscription basis. The subscriber either leases the services over a period of several years or on a month-to-month basis. Application services consist of three primary segments; application outsourcing, application hosting and websourcing.

       Application outsourcing allows an organization to outsource individual elements of its information technology or IT needs or outsource its entire IT platform to an outside provider. Application outsourcing may involve as little as desktop computer maintenance or the entire administration and maintenance of important servers. It can also involve outsourcing entire core business applications, such as enterprise resource planning, customer relationship management, e-mail and groupware.

       Applications hosting involves the provision of Internet servers and support for interactive functions such as electronic commerce and customer self-service that are hosted on web sites. ASPs can manage the customer web sites as a complete service to the customer or on a partial basis where the customer retains some responsibility for the site.

       Websourcing involves the instant online rental of an individual application or a bundled set of utilities to customers. This type of websourcing allows customers to pick and choose from a variety of online applications through a point and click Internet menu.

       Application services may be provided by telecom carriers, ISPs, or even hardware vendors, and therefore many of these telecommunications industry participants are adding ASP services to their bundled packages.

       THE OPPORTUNITY FOR COMPETITIVE LOCAL EXCHANGE CARRIERS.

       The passage of the 1996 Telecommunications Act created a legal framework for competitive telecommunications companies to provide local analog and digital communications services in competition with the traditional telephone companies. The 1996 Telecommunications Act eliminated a substantial barrier to entry for competitive telecommunications companies by enabling them to leverage the existing infrastructure built by the traditional telephone companies, which required a $200 billion investment by these telephone companies and their ratepayers, rather than constructing a competing infrastructure at significant cost. The 1996 Telecommunications Act requires traditional telephone companies, among other things, to:

       - allow competitive telecommunications companies to lease copper lines on a line by line basis;

       - provide central office space for the competitive telecommunications companies' DSL and other equipment used to connect to the leased copper lines;

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       -      lease access on their inter-central office fiber backbone to link the competitive telecommunications companies' equipment; and

       - allow competitive telecommunications companies to use their operational support systems to place orders and access their
       -      databases.

       The 1996 Telecommunications Act was designed to create an incentive for incumbent carriers that were formerly part of the Bell system to cooperate with competitive carriers. These incumbent carriers cannot provide long distance service until regulators determine that there is competition in the incumbent carrier's local market.

OUR STRATEGY

       The goal of Telecom Wireless is to become a full-service national provider of Internet connectivity and enhanced Internet services to both the consumer and business markets by combining national scale with local presence. We intend to provide broadband connectivity through wireless and other technologies, if available, to customers at an economical rate and to rapidly integrate our acquisitions into a national network. Broadband connectivity, if available, will allow us to offer bundled services at high speeds and to develop and offer additional value-added products and services.

       We intend to create shareholder value by building scale through the acquisition, consolidating and integrating fragmented, independent ISPs, ASPs and CLECs, and then leveraging our large scale to increase revenues and reduce costs. The key elements of our strategy to accomplishing this goal include:

       - acquiring and consolidating independent ISPs, ASPs and CLECs for cash and/or our common stock;

       - standardizing our acquisition documents and procedures to minimize costs;

       - standardizing and centralizing the back office operations of our acquisitions to capture operational efficiencies of scale by
       - leveraging our national network infrastructure and customer support services;

       - developing and offering additional value-added products and services to increase revenues from existing and future customers; and

       - building customer loyalty and gaining market share through branding.

       GROWTH THROUGH ACQUISITIONS.

       We intend to establish a national presence and critical customer mass by acquiring the stock or assets of, or making significant investments in, established, independent ISP, and CLEC providers in selected geographic areas throughout the U.S. and ASPs regardless of locale. We expect that these acquisitions will broaden our market presence and expand our ability to offer new products and services. Given the competitive market pressures, we believe that these providers will continue to be attracted to and benefit from the consolidation opportunity we provide.

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       STANDARDIZE AND CENTRALIZE OPERATIONS AND CAPTURE ECONOMIES OF SCALE.

       ISPS. More and more businesses are looking to ISPs as a source of multi-tiered or bundled products and services. As businesses look to expand their use of electronic commerce solutions, Internet Service Providers must respond by offering the bandwidth, products and services required to meet this demand. The Internet provides an additional medium for businesses to market their products and services, and it provides consumers with a method to research, compare, and purchase these products and services.

       In addition to providing Internet access, ISPs traditionally offer services to accommodate these needs. During the acquisition process the company will evaluate each candidate's ability to offer these various services and a "best in class" will be identified whenever possible. The company will consolidate the service offerings of each acquisition into this "best in class" organization. This will reduce costs and build the expertise required to gain market leadership.

       CLECS. CLECs compete with incumbent local exchange carriers (ILECs, also referred to as Baby Bells or RBOCs) through low-cost resale agreements and value-added bundled service packages. Initially, CLECs operated as basic ILEC service resellers. CLECs have evolved by positioning themselves as integrated communications providers (ICPs), offering a full suite of telecommunications services that includes providing customers with voice, data, Internet and video services. ICPs are often a result of strategic partnerships or merged communication companies. The deregulation of the telecommunications industry, changes in policy, and technological advances have expanded service options for CLECs.

       The company intends to integrate the broadband wireless and copper pair technology into the acquired CLECs. The ability to provide a high bandwidth connection at a significantly lower cost than the ILECs will create opportunities for immediate market penetration and higher margins.

       The organizational plan Telecom Wireless implements will be a critical component of its ability to manage the rapid internal growth and disparate operational units obtained through acquisitions. Telecom Wireless plans to consolidate acquired ISPs and CLECs into as many as eight geographically positioned operating units. At the same time, core administrative functions must be centralized to obtain scale efficiencies and improve margins. We currently plan to centralize network and back office administrative operations in Denver, Colorado.

       REGIONAL ROLL-UPS.

       Telecom Wireless will hire key individuals from acquired businesses to ensure a smooth transition and maintain local institutional knowledge. We expect this will allow local operating units to maintain local presence as Telecom Wireless develops its national brand. To help integrate acquisitions, the company will establish integration teams. Each integration team will consist of skilled technical and marketing personnel. The integration team will have the responsibility to help with the overall centralization, standardization, and eventual branding of the local company as a part of the Telecom Wireless network. Additionally, the company's accounting staff will work with the integration team to centralize the accounting and billing systems which we expect to be able to accomplish immediately after the acquisition. The company expects that integration of other systems initially will require about 60 days for any acquisition, although total integration of operations may take several months. Upon completion of the initial integration process, the operating units will begin executing the marketing and branding programs established by the company to expand its customer base and improve its customer retention.

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       CONSOLIDATION OF FUNCTIONS.

       In order to maximize operating efficiencies and back office functions, marketing, research, and network maintenance will be headquartered in one location. Additionally, the company must take steps to maintain our existing customers, attract new customers, offer new services, and increase margins, such as establishing a common billing system, centralizing technical support functions, and creating a national operations center to monitor the entire network. The company recognizes that rapid and orderly consolidation and integration of ISP operations is essential to increase profitability and for orderly growth. We estimate reductions of ISP operating costs by approximately 10% with a carefully executed plan of consolidation and integration. However, the cost of integration and consolidation will be substantial.

       Our aggressive approach to consolidation must be tempered as local, independent ISPs often are viewed by their subscribers as providing superior service to that of national ISPs. Management believes that consolidation efforts by national ISPs have been seriously flawed by a lack of sensitivity to the essentially local nature of the ISP business, resulting in sharply increased subscriber churn rates (post acquisition) and subsequent loss of revenue. Telecom Wireless' efforts will be tempered with the understanding that much of the appeal of acquired ISPs is based on the perception by subscribers that their ISP is a local business.

       - ACCOUNTING: A high priority for the company is installing a common intranet accounting platform across all ISPs. Telecom Wireless is currently evaluating accounting and billing platforms for implementation. The selected platform will be flexible enough to include on one bill all products and services we may choose to offer in the future and be scalable to include any number of subscribers.

       - CONSOLIDATED TECHNICAL SUPPORT: The company plans to maintain a national telephone technical support center to handle all consumer problems, service inquiries and new subscriptions. Such a center would reduce the need for support staff at each location, improve service and facilitate our national marketing effort.

       - WEB DESIGN AND STORAGE: It is our goal to move all ISP web design and maintenance to our ASP division. Such a strategy should eliminate the need for programmers at each local ISP.

       - SYSTEMS ADMINISTRATION: Because so much of the cost of operating an ISP is bound up in telecommunications, a natural inclination is to quickly consolidate the technical operations that support and monitor telecommunications. Each ISP maintains its own modem banks, LAN, and routing to the Internet. Platforms range from UNIX to NT to others. In addition, each ISP may have its own upstream backbone as well as a CLEC. With all these interacting factors, we plan to favor the quality of service over speed of consolidation.

       It is not the intent of the company to "re-invent" the wheel when it comes to establishing these operational elements. While it is possible for Telecom Wireless to build them internally, the company may seek to acquire or merge with a national ISP which has many of the elements already in place.

       INTEGRATION OF ISPS AND CLECS

       Telecom Wireless' business plan calls for providing high-speed connectivity and common services such as VoIP across ISPs and to all our subscribers. To accomplish this goal, we will take a

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multi-faceted approach to integration of ISPs.  Telecom Wireless presently intends to utilize a "hub and spoke" configuration.

       - CRITICAL MASS: For any ISP to be integrated, it must either: (a) have sufficient capacity and staff to stand alone profitably and act as a regional hub for smaller external acquisitions in the same or contiguous regions or (b) be absorbed as an external acquisition in a region where a Telecom Wireless hub already exists. These smaller assets become spokes of the regional wheel.

              Our plan calls for hub ISPs to "reside" on Network Access Points
              (NAPs) providing redundant high speed access to the Internet. Each hub will be equipped with high capacity switches capable of handling voice and data traffic. Where appropriate, Telecom Wireless intends to obtain CLEC status either by acquisition or application to take advantage of the options such a designation offers. Collectively, these hubs will form a larger critical mass justifying connection of an ATM backbone to form a ubiquitous WAN to be administered by Telecom Wireless staff at a central Network Operations Center (NOC), expected to be housed in Denver.

              In addition to providing a high speed-switching platform, we plan that each hub ISP will provide the full compliment of connectivity options including high-speed wireless access via local metropolitan area wireless networks.

       - BASELINE EVALUATION: Each potential acquisition will be evaluated for baseline service capability, hardware suitability, and strategic location and importance. Such an evaluation will help in determining the cost and types of equipment that must be added and/or upgraded, staffing, and marketing. This evaluation and screening process also assists in determining a best course to reduce or eliminate the cost of "last mile" services.

       - VERTICAL INTEGRATION OF SERVICES: We expect our ISPs will offer connectivity options including 56Kb dial up, dedicated ISDN, DSL, and analog services, and point-to-point and multipoint wireless connectivity. Our applications will include web design and hosting and provision of all necessary components for electronic commerce, such as construction of relational databases and market baskets.

       INTEGRATION OF APPLICATION SERVICE PROVIDERS

       The company intends to provide content over its network, initially through its acquired ASP services. Telecom Wireless expects to gain experience in the ASP industry through Prentice Technologies, Inc., which Telecom Wireless recently acquired. See "Part I, Item 1. Description of Business --Acquisitions." Telecom Wireless expects to enhance revenue per customer in its ISP and CLEC businesses while increasing shareholder value through its ASP business.

       The strategic plan for the company involves rapidly acquiring early market share for enterprise application hosting. Nearly all planned growth will come through acquisitions. Prentice is building the appropriate management team to support this process. The operating business plan will include modest organic growth for existing business units and the operations necessary to conduct mergers and acquisitions.

       Through this integration, we believe we will achieve a significant degree of operational control and efficiency and will improve the quality, consistency, and scale of our services. We will also leverage our national presence by establishing peering relationships, obtaining favorable national purchasing

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contracts, and developing strategic relationships with key hardware, software and telecommunications providers. We will attempt to negotiate volume purchase agreements with key vendors and establish peering relationships with national ISP, ASP, and CLEC providers. Furthermore, we believe our scale will allow us to support a high quality Internet platform and invest in leading edge technology for network management, billing, customer service, and financial information.

ACQUISITION STRATEGY

       Growth through acquisitions represents the principal strategy of our business plan. We expect to deepen and broaden our market presence, strengthen our Internet connectivity, and enhance service capabilities through acquisitions. Our early acquisitions will provide regional integration hubs to validate our technology and marketing plans and provide network infrastructure.

       We intend to grow by acquiring and consolidating ASPs that may be geographically dispersed. When our hub operations are identified, we will target for acquisition ISPs and CLECs to increase our density in these markets. We will focus on acquisition criteria including the following:

       -      rapid revenue and customer growth;

       -      low customer turnover or churn rate;

       -      limited competition; and

       -      enhanced products and services offered.

       We believe ASPs and ISPs and CLECs in our target markets will be attracted to and benefit from the opportunity to affiliate with us, based upon, among other factors:

       - empowering managers to use their local market knowledge to build market share and density by providing services and products best suited for these areas; and

       - offering a combination of liquidity and upside potential through equity ownership in a publicly traded entity to current owners
       -      and employees.

       We expect that consolidation will create added value through centralizing operations and systems, sharing of technology, branding and bundling products and services. We plan to integrate acquired operations at a divisional group level to:

       -      eliminate redundant network costs;

       -      consolidate operations; and

       -      retain sales staff and key managers.

       Our plan is to pursue a regional acquisition strategy by targeting independent, local ISPs in selected geographic areas. In each area, we will seek a larger ISP to serve as the vehicle for integrating and optimizing the networks and operations. In general, the acquisitions in each region will be consolidated into integrated operating subsidiaries that are wholly owned by us. In certain instances,

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some of the acquired providers may continue to exist as separate, wholly owned subsidiaries, but operated as part of the local operating region.

MANAGEMENT OF THE COMPANY'S GROWTH

       To implement our plan to expand rapidly through acquisitions, we will need to implement additional management information systems capabilities, further develop our operating, administrative and financial and accounting systems and controls, improve coordination between engineering, accounting, finance, marketing and operations, and hire and train additional personnel.

       Our ability to manage rapid growth and disparate operational methodologies will be dependent upon the operational plan we will implement to integrate and consolidate these new operations. We plan to employ managers in each of our geographical divisions to ensure the implementation of our operational plan and the smooth transition of each of these operations. Our plan generally is to identify employees of acquisitions who we believe have the necessary technical and management skills to fill these positions.

       We will roll our ISPs and CLECs into geographic operating divisions. We presently plan to have up to seven operating divisions, including Pacific, Mountain, Southwest, Midwest, Northeast, Atlantic and ASP. Acquired operations will be required to maintain local presence as we begin national branding. We plan to establish integration teams to help integrate our acquisitions.

       We must establish, complete and expand our national network infrastructure and support services to supply sufficient geographic reach, capacity, reliability and security at an acceptable cost. This will require that we enter into agreements with providers of infrastructure capacity and equipment and support services. We do not yet know whether any or all of the requisite agreements can be obtained on satisfactory terms and conditions.

       To exchange traffic with ISPs, ASPs and CLECs without incurring transit costs, we must establish and maintain peering relationships. As Internet access and related services have expanded, so have peering relationships and settlement charges continued to evolve. A small group of dominant national ISPs have driven corporate peering policies. If the major national ISPs increase requirements to maintain peering relationships with them, we may have to comply with those additional requirements to maintain our peering relationships. We also anticipate expanding and adapting our network infrastructure to respond to a growing customer base, increased demands to transmit larger amounts of data and changes to our customers' product and service requirements. The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources.

       While we believe there are various economies and efficiencies of scale that can be realized as a result of acquiring and integrating businesses, consolidating these businesses and implementing our strategic integration may take significant time, will strain our resources, and could subject us to additional expenses during the integration process. Our efforts to integrate businesses we have acquired successfully and in a timely manner pose special challenges. Whether we are able to do so effectively will have a material effect on our business, financial condition and results of operations.

       We do not have the capital, personnel, equipment, procedures or systems in place required to implement our integration, consolidation and standardization plan. In the short term, the businesses we acquire will operate on a largely independent basis as subsidiaries of the company, generally retaining their personnel, systems, procedures and employee benefits. Depending upon the availability of capital, we will gradually implement the plan. This means the company may not realize operational cost savings for a significant period of time. However, to expedite the process, we may seek to acquire or merge with one or more companies having established operational infrastructures and the capacity to integrate, consolidate and standardize our operations quickly and on a cost-effective basis.

SALES AND MARKETING

       LOCAL SALES CONSULTATIONS.

       We intend to offer our products and services through a sales approach based on consultation between customers and technicians. The goal is to thoroughly understand customer needs and provide bundled Internet applications solutions consisting of hardware, software, access and value-added services. We believe that this localized approach will allow us to provide thorough customer solutions and appropriate ongoing support. We expect to have significant distribution capabilities both through a direct sales force and indirect channels. A direct sales force would offer a core of technically competent, locally based and experienced Internet sales representatives. We intend to focus our efforts on establishing and expanding our direct sales force, further developing indirect channels and optimizing techniques for generating leads to reduce the cost of obtaining new customers.

       DIRECT SALES.

       Our plan is that sales representatives will be locally based, allowing them to meet face-to-face with prospective customers to discuss their Internet needs, technical requirements and develop tailored solutions. Candidates for local sales representative positions must have a strong Internet technical background and know the local business community. We will have to develop programs at the national level to attract and train high quality, motivated sales representatives who have good technical skills, consultative sales experience and who know their local markets. These programs must include technical sales training, consultative selling techniques, sales compensation planning, and sales representative recruiting.
 At the local level, direct marketing techniques will be employed to target customer segments that would achieve substantial benefit from the business applications afforded by the Internet. Some direct marketing tactics may include direct mail, telemarketing, seminars and trade-show participation which may be supported by some of our key vendors.

       RESALE AND REFERRAL PROGRAM.

       We plan to have an indirect sales program that will permit the operating units in each division to make sales through other businesses, called resellers, that make sales for us, or that refer customers to us. We believe these indirect sales channels will be a significant contributor to our growth. The authorized reseller program will offer reseller parties the ability to share in the on-going revenue stream of sales they bring to us. Reseller partners will include system integrators, value-added resellers and other companies that have an established relationship with the prospective customer, and have a sales force capable of selling Internet services. Referrals may be made by organizations such as web designers, advertising agencies or property managers. The referral program will also be available to organizations that are less capable of or interested in selling Internet services or those whose Internet services are not their core business. The benefits of these programs to us will include greater market reach without fixed overhead costs. The programs may also enable reselling and referring parties to assist us in delivering complete solutions to customers.

ACQUISITIONS

       KEYS MICROCABLE CORPORATION. In June 1998, Telecom Wireless acquired all the issued and outstanding stock of Keys Microcable Corporation ("KMC"). KMC has operated a 32-channel wireless cable television system in the lower Florida Keys and Key West, Florida, since 1994. KMC is performing engineering studies to expand its product line in its service area to provide wireless Internet services to subscribers and new customers. The expanded capabilities will include voice-over-Internet (VoIP). KMC served approximately 1,600 cable TV subscribers as of September 30, 1999, and management believes that approximately 50% of its current subscribers will become Internet service subscribers and a smaller number will become telephone customers as well.

       AMERICA'S WEB STATION, INC. In July 1999, Telecom Wireless acquired all the stock of America's Web Station, Inc. ("AWS"). AWS was founded in 1997 to provide Internet solutions to the rapidly expanding small to medium size business market in southwest Florida. The initial focus was on high-end database-driven web sites and e-commerce solutions. Internet access (dial-up) and web site hosting for businesses subsequently was added. In the first quarter of 1998, AWS began offering residential Internet service. Its customer base has grown largely as a result of referrals. At September 30, 1999, AWS had 276 Internet access subscribers and 53 web site hosting customers.

       PRENTICE TECHNOLOGIES, INC. Telecom Wireless acquired 90% of the common stock of Sys-Group, Inc., which does business as Prentice Technologies, Inc. in September 1999 from Shawn P. Richmond, an officer of the company. Prentice specializes in rapid prototyping, performance-enhancing tools, and application hosting services for the enterprise resource planning software of J.D. Edwards & Company. Through Prentice, Telecom Wireless plans to focus on enterprise application hosting and growth through an aggressive acquisition campaign, targeting companies that are highly focused in areas that are complementary to the company's strategy. Prentice has employees in Denver, Minneapolis, Austin, Knoxville, and Toronto.

       As part of its ASP aggregation strategy, Prentice expects to target firms that can generate additional revenue through information technology consulting, web hosting, web design, enterprise resource planning, global messaging and customized software products available over the Internet.
While currently profitable, a primary emphasis of Prentice is on developing the necessary management team and infrastructure to establish early market share and sustained growth in the emerging application hosting market. It is therefore likely that Prentice will experience negative cash flow for the foreseeable future as it makes these strategic investments.

       Significant post-closing covenants of the Merger Agreement between the company and Prentice are as follows:

       - Telecom Wireless will use "commercially reasonable efforts" to spin-off Prentice by September 22, 2001.

       - Telecom Wireless and Mr. Richmond will take all commercially reasonable best efforts necessary to release Mr. Richmond from his personal guaranties of Prentice debt by September 22, 2001. Telecom Wireless deposited 200,000 restricted shares of its common stock into an escrow account to collateralize its obligations to relieve Mr. Richmond of his personal guaranties of Prentice debt, which shares will be returned to Telecom Wireless once such obligations are released or satisfied or the underlying agreements are terminated.

       - Telecom Wireless will provide piggyback registration rights, at the expense of Prentice, for all stock owned by Mr. Richmond in Prentice and any stock of Telecom Wireless subsequently acquired pursuant to options held by Mr. Richmond or any employees of Prentice.

       In addition, Mr. Richmond entered into a three-year contract whereby he is employed as a Vice President of Telecom Wireless and President of Prentice through March 31, 2002. See "Part I, Item 6. Executive
Compensation."

       Mr. Richmond has the right to repurchase the Prentice stock from Telecom Wireless for consideration consisting of the company's common stock received by Mr. Richmond plus cash in the amount of the increase in the shareholders' equity of Prentice, should any of the following occur:

       - A bankruptcy petition is filed by or against Telecom Wireless and not discharged in 60 days.

       - Telecom Wireless admits in writing its inability to pay its debts as they mature.

       -      Telecom Wireless ceases to be a going concern.

       Mr. Richmond seeks rescission of his sale of 90% of the common stock of Prentice to Telecom Wireless. See "Part II, Item 2. Legal Proceedings."

OTHER TRANSACTIONS

       The company has entered into several transactions with Joshua Mailman. The company has granted Mr. Mailman the right, exercisable at any time until February 1, 2000, to cause the company to purchase from Mr. Mailman a total of 2,600,000 shares of the capital stock of International Datacasting Corporation, a Canadian corporation based in Ottawa, Ontario, Canada ("IDC").
 The purchase price is $1.00 per share in cash or, at the option of Mr. Mailman, in the form of a note or the equivalent value of the company's common stock. In addition, the company agreed to purchase from Mr. Mailman an additional 2,000,000 shares of IDC common stock upon the same terms within 30 days after the date of the first purchase. To the extent Mr. Mailman elects to take shares of the company's common stock in payment for the IDC stock, the stock will be valued at the lower of US $5.00 per share or 70% of the market price on the date of the transaction. IDC is a public Canadian company whose stock is traded on the Montreal Stock Exchange (symbol: IDA). IDC is engaged in the business of selling advanced satellite communications products. It claims to own applications that include internet via satellite, corporate intranets, radio networks, business radio networks, weather networks, financial information, sports updates, paging networks and email transmission. It also claims to have more than 25,000 installations in 35 countries.

       The company has agreed to enter into a financial consulting agreement with Mr. Mailman whereby he will provide financial review, analysis and consulting services to the company for a period of one year. As consideration, the company has agreed to issue to Mr. Mailman a three-year warrant for the purchase of 100,000 shares of the company's common stock at an exercise price of $6.25 per share. The company can terminate the financial consulting agreement at any time upon the giving of ten days' written notice to Mr. Mailman.

       In October 1999, James C. Roberts, Chief Executive Officer and Chairman of the Board of Directors of the company, sold an option to Mr. Mailman to purchase 250,000 shares of the company's common stock from Dr. Roberts for $250,000. The term of the option is two years and the option exercise price is $.10 per share. Dr. Roberts loaned the $250,000 to the company. See "Part I, Item 7. Certain Relationships and Related Transactions." Mr. Mailman has registration rights with respect to such shares.

       Mr. Mailman and Allen Leeds, an officer of the company (see "Part I,
Item 5. Directors, Executive Officers, Promoters and Control Persons -- Other Officers"), are the co-owners of First Broadcast Partners, LLC, a wireless spectrum holding company based in New York, New York.

COMPETITION

       The market for Internet connectivity and related services is extremely competitive. We anticipate that competition will continue to intensify as use of the Internet grows. The rapid growth and potential market size of the Internet access market has attracted many new start-ups, as well as existing businesses from different industries. In addition to other national, regional and local ISPs, ASPs and CLECs, current and prospective competitors include long distance and local exchange telecommunications companies, cable television companies, direct broadcast satellite and wireless communications providers, and on-line service providers. We believe the primary competitive factors determining success for ISPs in the markets we expect to serve are:

       -      a reputation for reliability and high quality service;

       -      effective customer support;

       -      access speed;

       -      pricing;

       -      effective marketing techniques for customer acquisition;

       -      ease of use; and

       -      scope of geographic coverage.

       We believe that national providers lack a local presence that customers demand and local providers lack the technical and human resources required to offer enhanced services cost effectively. By creating a national network of ISPs, ASPs and CLECs, our customers will obtain the benefits of a global infrastructure with personal, around-the-clock customer support. We believe that national scale and local presence will result in long term customer loyalty and help expand our customer base. We intend to enhance this value as we continue to develop by expanding our network through acquisitions and strategic vendor relationships and providing a comprehensive array of enhanced, higher-margin products and services such as electronic commerce.

       ISPS.

       According to BOARDWATCH magazine's directory of ISPs, there are currently over 4,000 national, regional and local ISPs in the United States. Our current primary competitors include other ISPs with a significant national presence which focus on business customers. These competitors include UUNet, GTE Internet working (formerly BBN), PSINet, Concentric Network and DIGEX. While we believe that our planned level of local service and support and focus on the target market will distinguish us from these competitors, most of them have significantly greater market presence, brand recognition, and financial, technical and personnel resources than we do, and have extensive coast-to-coast Internet backbones. We also compete with unaffiliated regional and local ISPs and ASPs in our targeted geographic regions

       TELECOMMUNICATIONS CARRIERS.

       All the major long distance companies (also known as interexchange carriers or IXCs), including AT&T, MCI, and Sprint, offer Internet access services and compete with us. The recent sweeping reforms in the federal regulation of the telecommunications industry have created greater opportunities for local exchange carriers ("LECs"), including the regional bell operating companies ("RBOCs"), to enter the Internet connectivity market. To address the Internet connectivity requirements of the current business customers of long distance and local carriers, IXCs are partnering with, and/or acquiring, ISPs. The WorldCom/MFS/UUNet consolidation, the NETCOM/ICG merger, the Intermedia/DIGEX merger, and GTE's acquisition of BBN are examples. Accordingly, we expect that Telecom Wireless will experience increased competition from the traditional telecommunications carriers. Many telecommunications carriers, in addition to their substantially greater network coverage, market presence, and financial, technical and personnel resources, also have large existing commercial customer bases. Furthermore, telecommunications providers may be able to bundle Internet access with basic local and long distance telecommunications services. Bundling services may make it more difficult to compete effectively with the telecommunications providers and may result in pricing pressure that would have an adverse effect our business, financial condition and results of operations. We believe combining local presence with a strong technical and data-oriented sales force could be an important feature distinguishing us from the centralized voice-oriented sales approach typified by the current Internet connectivity services offered by the IXCs and LECs.

       CABLE COMPANIES, DIRECT BROADCAST SATELLITE AND WIRELESS COMMUNICATIONS COMPANIES.

       Many major cable companies have announced that they are exploring the possibility of offering Internet connectivity, by using cable modems and upgrading their networks. MediaOne Group and TCI have recently announced trials to provide Internet cable service to residential customers in select areas. However, the cable companies are faced with large-scale upgrades of their existing plant, equipment and infrastructure to support connections to the Internet backbone via high-speed cable access devices. Additionally, their current subscriber base and market focus is residential, which requires that they join with business-focused providers or undergo massive sales and marketing and network development efforts to target the business sector. Several announcements also have recently been made by other alternative service companies that are approaching the Internet connectivity market with various wireless terrestrial and satellite-based service technologies, which currently offer high-speed Internet access to business customers.

       ON-LINE SERVICE PROVIDERS AND CABLE AND TELEPHONE COMPANIES.

       The predominant on-line service providers, including America Online, CompuServe, Microsoft Network, and Prodigy, have all entered the Internet access business by engineering their current proprietary networks to include Internet access capabilities. We plan to compete to a lesser extent with these on-line service providers. The offerings of the on-line service providers may significantly affect the pricing of our service offerings.

       BROADBAND SERVICE PROVIDERS.

       Advanced Internet applications and quicker access require additional bandwidth. In the last year or two, several cable and telephone companies have announced plans to deploy broadband services for high speed Internet access through new technologies such as cable modems and xDSL. While these providers have initially targeted the residential consumer, it is likely that their target markets will expand to encompass our target markets, which may significantly affect the pricing of our service offerings. As a result of an increase in the number of competitors, and vertical and horizontal integration in the industry, we expect to encounter significant pricing pressure and other competition in the future. Advances in technology as well as changes in the marketplace and the regulatory environment are constantly occurring. We cannot predict the effect that ongoing or future developments may have on us or the pricing of our products and services. We intend to continue to improve our products and services to remain competitive.

       With respect to our potential competitors, we believe that manufacturers of computer hardware and software products, media and telecommunications companies and others will continue to enter the Internet services market, which will intensify competition. In addition, as consumers and businesses increasingly move on-line in greater numbers, we expect existing competitors to increase further their emphasis on Internet access and electronic commerce initiatives, resulting in even greater competition for us in our markets. The ability of competitors or others to enter into business combinations, strategic alliances or joint ventures, or to bundle their services and products with Internet access, could place us at a significant competitive disadvantage.

GOVERNMENTAL REGULATION

       REGULATION OF INTERNET ACCESS SERVICES.

       We provide Internet access, in part, using telecommunications services provided by carriers. Terms, conditions and prices for telecommunications services are subject to economic regulation by state and federal agencies. We, as an Internet access provider, are not currently subject to direct economic regulation by the Federal Communications Commission or any state regulatory body, other than the type and scope of regulation that is applicable to businesses generally. In April 1998, the Federal Communications Commission reaffirmed that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Federal Telecommunications Act of 1996. As a result, we are not subject to federal regulations applicable to telephone companies and similar carriers merely because we provide our services using telecommunications services provided by third-party carriers. To date, no state has attempted to exercise economic regulation over Internet access providers.

       Governmental regulatory approaches and policies to Internet access providers and others that use the Internet to facilitate data and communication transmissions are continuing to develop and in the future we could be exposed to regulation by the Federal Communications Commission or other federal agencies or by state regulatory agencies or bodies. For example, the Federal Communications Commission has expressed an intention to consider whether to regulate providers of voice and fax services that employ the Internet or IP switching as "telecommunications providers" even though Internet access itself would not be regulated. The Federal Communications Commission is also considering whether providers of Internet-based telephone services should be required to contribute to the universal service fund, which subsidizes telephone service for rural and low income consumers, or should pay carrier access charges on the same basis as applicable to regulated telecommunications providers. To the extent that we engage in the provision of Internet or Internet protocol based telephony or fax services, we may become subject to regulations promulgated by the Federal Communications Commission or states with respect to such activities. We cannot assure you that such regulations will not adversely affect our ability to offer certain enhanced business services in the future.

       Furthermore, in a rulemaking proposal issued in August 1998, the Federal Communications Commission has proposed that if an incumbent local exchange carrier establishes a separate affiliate to pursue the deployment of advanced telecommunications services, such as those we offer, and if that affiliate interconnects with the incumbent local exchange carrier's network on the same terms and conditions as offered to the incumbent local exchange carrier's competitors, then the affiliate would not be subject to the unbundling, discounted resale or co-location obligations in the Federal Telecommunications Act of 1996 that apply to incumbent local exchange carriers. Rather, the affiliate would be treated like a competitive local exchange carrier. If the Federal Communications Commission ultimately adopts this or any similar proposal, we would likely face increased competition from incumbent local exchange carrier affiliates and our access to providers of high speed data technology could be curtailed, which could materially and adversely affect our business, operating results and financial condition.

       REGULATION OF THE INTERNET.

       Due to the increasing popularity and use of the Internet by broad segments of the population, it is possible that laws and regulations may be adopted with respect to the Internet pertaining to content of web sites, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, and copyright infringement and other intellectual property issues. We cannot predict the effect, if any, that any future regulatory changes or developments may have on the demand for our access or enhanced business services. Changes in the regulatory environment relating to the Internet access industry, including the enactment of laws or promulgation of regulations that directly or indirectly affect the costs of telecommunications access or that increase the likelihood or scope of competition from national or regional telephone companies, could materially and adversely affect our business, operating results and financial condition.

       REGULATIONS PERTINENT TO OUR COMPETITIVE LOCAL EXCHANGE CARRIER
       OPERATIONS.

       To the extent that we conduct business as a competitive local exchange carrier, the telecommunications services that we provide will be subject to regulation by federal, state and local governmental agencies. State regulatory commissions exercise jurisdiction over intrastate services. Municipalities and other local government agencies may regulate certain aspects of our competitive local exchange carrier subsidiary's proposed operations, such as use of rights-of-way. Although typically start-up telecommunications carriers are not subject to all of the Federal Communications Commission regulations applicable to incumbent local exchange carriers, such as price caps or rate-of-return regulation, the Federal Telecommunications Act of 1996 requires the Federal Communications Commission to establish a subsidy mechanism for universal telephone service to which our competitive local exchange carrier subsidiary will be required to contribute based on its telecommunications revenues. In addition, the Federal Telecommunications Act of 1996 requires all carriers, including competitive local exchange carriers and incumbent local exchange carriers, to make their services available for resale by other carriers, to interconnect their networks and ensure they interoperate and provide non-discriminatory rights-of-way, offer reciprocal compensation for termination of local telecommunication traffic, and provide dialing parity and local telephone number portability. The Federal Telecommunications Act of 1996 further reserves to the individual states the authority to impose state regulation of local exchange services, including state universal service subsidy programs, so long as the state's regulations are not inconsistent with the requirements of the Federal Telecommunications Act of 1996. We are unable to predict the manner in which any state where we may receive certification as a competitive local exchange carrier, will seek to regulate our telecommunications operations.

       In the provision of interstate, intrastate and international services, our competitive local exchange carrier operation would generally be subject to tariff or price list filing requirements pursuant to which the competitive local exchange carrier operation will be required to publicly disclose, or in some instances obtain approval of, its terms, conditions and prices for telecommunications services prior to or soon after offering such services.
In addition, individual states where our operation conducts activities as a competitive local exchange carrier may subject us to state certification proceedings and intrastate and local tariff regulations. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services consistent with the public interest. While uncommon, challenges to these tariffs and certification proceedings by third parties could cause our competitive local exchange carrier operation to incur substantial legal and administrative expenses. Many states also impose additional regulatory requirements, such as minimum service quality reporting and customer service requirements and uniform local exchange carrier accounting requirements. Under some state laws, changes in the ownership of a competitive local exchange carrier's outstanding voting securities may require prior approval of the state public utility commission. In certain jurisdictions, an investor who acquires as little as 10% of a competitive local exchange carrier's voting securities may have to obtain prior approval for the acquisition of such securities because such ownership interest might be deemed to constitute an indirect controlling interest in the carrier.

FINANCING ARRANGEMENTS

       JACK AUGSBACK & ASSOCIATES, INC. In March 1999, the company entered into an agreement whereby Jack Augsback & Associates, Inc., West Palm Beach, Florida, agreed to research and find sources for the company's various needs of financing and to make introductions to persons capable of providing such financing to the company. If any person introduced to the company by Augsback provides any investment capital or other types of financing, the company is obligated to pay Augsback 10% of the first $10,000,000 of capital, 7.5% of the following $5,000,000 of capital, and 5% of any balance. The fee is payable in cash at closing. The company also agreed to pay Augsback a non-accountable project expense fee in the amount of 1% of the financing.

       In addition, the company agreed to issue five-year warrants to Augsback for the purchase of up to five shares of the company's common stock for each $100 of funds raised at an exercise price equal to 85% of the fair market value of the company's common stock for the 20 trading days prior to closing of the financing. The holders of the warrants were granted piggyback registration rights with respect to the underlying shares and the company agreed to pay all costs of registration. As of November 19, 1999, the company had issued warrants for the purchase of up to 150,487 shares of its common stock to Augsback and its affiliates and 22,650 shares of such common stock to affiliates of Augsback.

       The Augsback agreement is effective through December 31, 1999. Pursuant to that agreement, Augsback introduced the company to investors who purchased securities for net proceeds to the company aggregating $3,868,745.

       FIRST EQUITY CAPITAL SECURITIES, INC. First Equity Capital Securities, Inc., New York, New York, raised $1,000,000 in bridge loan financing for the company and introduced the company to a person which loaned it $700,000. A cash fee is payable to First Equity equal to 10% of any of the gross proceeds of any equity financing provided by persons introduced to the company by First Equity plus a five-year warrant to purchase securities equal to 10% of the securities purchased in any such offering. If First Equity introduces the company to a person who locates financing for the company, then the fee to First Equity is 2.5% of the gross proceeds thereof payable in cash. If any of the bridge loan lenders convert their bridge loans into Telecom Wireless common stock, the company will be obligated to pay First Equity 10% of the gross amount of the conversion proceeds.

       The company agreed to pay First Equity a cash fee equal to 6% of the gross proceeds from any debt financing provided by persons introduced to the company by First Equity and 1.25% of the gross proceeds from any financing provided through persons secured or arranged by any agent.

       On October 15, 1999, the company entered into a supplemental agreement with First Equity whereby the company agreed to issue five-year warrants to First Equity to purchase 300,000 shares of the company's common stock at a price of $.001 per share and to provide piggyback registration rights for the underlying shares. In addition, the company agreed to pay First Equity a monthly consulting fee of $7,500 commencing in November 1999 and continuing for at least one year. In consideration, First Equity agreed to waive fees due and payable to it for having obtained the $1,000,000 in bridge loans and the $700,000 loan obtained from a third party, consisting of cash in the amount of $87,500 and warrants for the purchase of 30,000 shares of the company's common stock, exercisable for a period of five years at an exercise price of $7.00 per share. First Equity has exercised the warrant.

INTELLECTUAL PROPERTY

       We expect to receive authorization to use the products of each manufacturer of software that is bundled in our software for users with personal computers operating on the Windows or Macintosh platforms. While certain of the applications included in our start-up kit for ISP subscribers will be shareware that we have obtained permission to distribute or that are otherwise in the public domain and freely distributable, certain other applications included in the start-up kit will be licensed where necessary. We currently intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary, although we cannot be certain that such renewals will be available to us on acceptable terms, if at all. We may also enter into licensing arrangements in the future for other applications.

EMPLOYEES

       As of November 19, 1999, Telecom Wireless had 22 full-time employees, including its five executive officers. The company's employees are not covered by any collective bargaining agreement, and it has never experienced a work stoppage. Management believes that the company's employee relations are good.

       At present, Telecom Wireless generally is divided into four divisions plus general and administrative staff. Due to our small size, these divisions of necessity overlap. The merger and acquisitions group consists of four full-time employees. It is responsible for identifying and contacting acquisition candidates, conducting preliminary due diligence, initiating and completing contract negotiations, and closing transactions. This group is heavily dependent upon the services of outside professionals, primarily in the areas of legal and accounting.

       The operations and technology group consists of three full-time employees. It is responsible for internal operations, accounting, operational and technical due diligence with respect to acquisition targets and refinement and implementation of our consolidation and integration plan. As our operations expand, this group will be subdivided into several separate divisions. We expect the divisions will grow rapidly, primarily due to personnel requirements for consolidation and integration of operations.

       The finance group consists of two full-time employees while the law group consists of three full-time employees. The remaining employees assist these divisions and perform other functions such as sales, marketing and accounting.

       As of November 19, 1999, America's Web Station, Inc. had five full-time employees, while Keys Microcable Corporation and Prentice Technologies, Inc. had seven and 15 full-time employees, respectively.

RISK FACTORS

       The risks described below are not the only risks Telecom Wireless faces. If any of the contingencies discussed in the following paragraphs or other materially adverse events actually materialize, the business, financial condition and results of operations of Telecom Wireless could be materially and adversely affected. In such a case, the trading price of the company's common stock could decline.

       SUBSTANTIAL DOUBT EXISTS AS TO THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

       The company's independent auditor's report on the June 30, 1999, financial statements contains an explanatory paragraph which indicates there is substantial doubt as to the company's ability to continue as a going concern. Telecom Wireless incurred net losses of approximately $3,537,000 and $2,886,000 for the year ended June 30, 1999 and for the quarter ended September 30, 1999, respectively, and had an accumulated deficit of approximately $6,566,000 as of September 30, 1999. During the same periods, the company had negative cash flows from operations of approximately $1,421,000 and $1,340,000, respectively. Management expects that the company's costs and expenses will continue to increase in future periods, which could negatively affect operating results.

       When current management assumed control of Telecom Wireless in mid-April 1999, the market for Internet and Internet-related stocks was strong. Beginning in early July 1999, however, the market for certain of such securities weakened considerably, and the market prices for many Internet stocks fell by 50% or more. As a result, it has become increasingly difficult for the company to obtain either debt or equity financing to fund operations or acquisitions. This has forced management to obtain high cost short-term financing to cover operating expenses and to postpone acquisition activities.

       MANAGEMENT EXPECTS THE COMPANY TO CONTINUE TO SUSTAIN LOSSES

       Even though its goal is to acquire profitable companies, management projects that Telecom Wireless will continue to incur net losses and experience negative cash flow for the foreseeable future. A variety of factors lead management to this conclusion, including the substantial costs of consolidating and integrating operations of acquired companies, ongoing merger and acquisition activities and non-cash compensation expense due primarily to issuing options to officers and others at exercise prices below the fair market value of the company's common stock at the time of the dates the options were granted. Management cannot be certain that revenues will continue to grow, or that the company will obtain sufficient revenues to achieve profitability. If Telecom Wireless does achieve profitability, management cannot be certain that the company can sustain or increase profitability in the future.

       TELECOM WIRELESS MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL IT NEEDS TO GROW ITS BUSINESS

       Telecom Wireless intends to grow primarily by acquiring additional businesses using a combination of cash and common stock. Merger and acquisition activities consume a substantial amount of cash, not only internally for salaries, travel and other costs, but also for outside attorneys, accountants and other experts whose services are required. Telecom Wireless also will need substantial additional capital to deploy a national network system and infrastructure and to fund capital expenditures for equipment, product development, marketing, sales and customer support capabilities. The company also may need to fund operating losses in amounts we cannot determine at this time. Management anticipates that the company's cash requirements for the next several months will include disbursements for some or all of the following purposes:

       -      acquisition of additional businesses;

       -      expansion of sales and marketing operations;

       - acquisition and expansion of a national network system and infrastructure;

       -      development of business services offerings; and

       -      working capital and general corporate purposes.

       Management expects the company to meet its additional capital needs through sales of equity and debt securities, credit facilities and other borrowings and lease financings. Management is not sure whether it will be able to raise sufficient capital through these or any other methods. If it cannot, management may be required to delay or abandon some acquisition and development plans for the company, which would limit the company's growth and may limit its ability to compete in the Internet sector. As of the date of this prospectus, management does not have commitments for any additional financing and cannot be sure that it will be able to obtain any such commitments at all or upon reasonable terms and conditions.

       FAILURE TO INTEGRATE ACQUISITIONS SUCCESSFULLY MAY ADVERSELY AFFECT TELECOM WIRELESS' OPERATING RESULTS

       The success of Telecom Wireless depends significantly on its ability to integrate the operations and management of the businesses that it has acquired and businesses that it may acquire in the future. The company will have to expend substantial managerial, operating, financial and other resources to integrate these businesses. In particular, the company must install and standardize adequate operational and control systems, deploy certain equipment and telecommunications facilities, implement new marketing efforts in new as well as existing locations, employ qualified personnel to provide technical and marketing support for the company's various operating sites and continue expansion of the company's managerial, operational, technical and financial resources.

       Consolidating acquired businesses and integrating regional operations may take a significant period of time, will place a significant strain on the company's resources and could prove to be more expensive than expected. The company may increase expenditures to accelerate the integration and consolidation of the company's acquired operations to generate long term cost savings and improved profitability. These expenses may include the following, among others:

       -      eliminating redundant staffing positions;

       -      personnel relocation;

       -      canceling overlapping Internet access contracts;

       -      system upgrades; and

       -      integrating acquired operations into a national network system.

       Management cannot guarantee that the company's projected long term cost savings and improvements in profitability can or will be realized. It also cannot assure that customer support resources will be sufficient to manage growth of the company's business or that management will be successful in implementing its expansion program for the company in whole or in part.

       TELECOM WIRELESS HAS A LIMITED OPERATING HISTORY

       Current management assumed control of Telecom Wireless and adopted a new business plan in April 1999. The business plan envisions Telecom Wireless operating as an ISP, ASP and CLEC and growing through acquisitions. Although the companies acquired or to be acquired by Telecom Wireless may have individual operating histories, as a combined entity, Telecom Wireless has a limited operating history. Telecom Wireless may encounter risks and difficulties in building and operating a business in the rapidly evolving telecommunications sector, especially given its limited operating history. These risks include the company's ability to:

       - expand its client and customer base and increase client and customer revenues;

       -      compete favorably in highly competitive markets;

       -      access sufficient capital to support its growth;

       -      recruit and retain qualified employees;

       -      introduce new products and services; and

       -      build a national network system and infrastructure.

       Management cannot be certain that the company will successfully address any of these risks.

       THE COMPANY'S OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

       As a result of the company's limited operating history, management cannot forecast the company's operating expenses based on historical results. Accordingly, management establishes the company's expense levels in advance based in part on management's projections of the company's future revenues. The company's future revenues will depend heavily on management's ability to acquire businesses, to attract and retain subscribers and business customers and to increase per subscriber revenues. Telecom Wireless may also experience seasonal variations in the use of its services that could cause its revenues to vary. If the company's actual revenues are less than the company's projected revenues, the company may be unable to reduce expenses proportionately, and the company's operating results, cash flows and liquidity would likely be adversely affected.

       The company's revenues and operating results may fluctuate significantly from quarter to quarter. A number of factors are likely to cause these fluctuations, including:

       -      the effect of potential acquisitions;

       - the rate of new ISP subscriber acquisitions and subscriber retentions;

       -      development of ASP clients and acquisition of ASP businesses;

       - changes in the company's pricing policies or those of the company's competitors;

       - capital expenditures and other costs relating to expanding the company's operations;

       - the timing of new product and service announcements by the company or its competitors;

       - market acceptance of new and enhanced versions of the company's products and services;

       -      personnel changes;

       -      the introduction of alternative technologies; and

       -      increased competition in the company's markets.

       TELECOM WIRELESS MAY ENCOUNTER PRICING PRESSURE DUE TO INTENSE
       COMPETITION

       The telecommunications services business, including the Internet services sector, is extremely competitive and is changing rapidly. Competition could result in loss of the company's customers and reduction of the company's revenues.

       The tremendous growth and potential market size of the Internet market in which the company competes has attracted many new start-ups as well as established businesses from different industries. Current and prospective competitors include other national, regional and local ISPs, ASPs, CLECs, long distance telecommunications carriers, cable television companies, direct broadcast satellite and wireless communications providers and on-line service providers. Telecom Wireless' competitors are expected to include AT&T, MCI, Sprint, UUNet, GTE, PSINet, Concentric Network and DIGEX. Most of the company's competitors have significantly greater market presence, brand recognition, and financial, technical and personnel resources than the company has, and also have extensive coast-to-coast Internet backbones and large customer bases.

       Management also expects to face increasing competition from Internet providers using alternative technologies including:

       - telecommunications providers that bundle Internet access with basic local and long distance telecommunications services, which could force the company to price its services at a level that would have an adverse effect on the company's business, financial condition and results of operations;

       - major cable companies such as AT&T as they begin to offer Internet connectivity through their cable infrastructure, which is designed to increase the connection speed to the Internet; and

       - other alternative service companies that are approaching the Internet connectivity market with various wireless terrestrial and satellite-based service technologies, which currently offer high-speed Internet access to business customers.

       As a result of the increased number of competitors and the continued vertical and horizontal integration in the industry, management expects the company to encounter significant pricing pressure. Management cannot be certain that the company will be able to offset the effects of any required price reductions through an increase in the number of its subscribers, higher revenues from business services, cost reductions or otherwise, or that Telecom Wireless will have the resources to continue to compete successfully.

       MANAGEMENT'S PLANNED AGGRESSIVE GROWTH WILL STRAIN THE COMPANY'S
       RESOURCES

       Management intends to expand the company's operations rapidly through acquisitions by aggressively pursuing existing and potential market opportunities. This rapid growth will place a significant strain on the company's managerial, operational and financial resources. In particular, management plans to acquire companies that provide or can provide a national network system and infrastructure and then expand the network through the acquisition and installation of necessary equipment, extensive marketing efforts in new locations and the employment of qualified technical, marketing and customer support personnel.

       To manage our growth, management must improve the company's operational systems, procedures and controls on a timely basis by centralizing and standardizing the company's operations and upgrading and replacing outdated infrastructure. If the demands placed on the company's network resources by the company's growing subscriber base outpace its growth and operating plans, the quality and reliability of the company's service may decline and relationships with customers may be harmed as a result.

       IF MANAGEMENT IS UNABLE TO ESTABLISH SATISFACTORY PEERING RELATIONSHIPS, THE COMPANY'S COSTS MAY INCREASE

       Management intends to establish and maintain "peering" relationships with other ISPs, ASPs and CLECs so that the company can exchange traffic without paying transit costs. If management is unable to establish adequate peering relationships, the company's costs will increase and our revenues could decrease. This would harm the company's business, financial condition and results of operations.

       MANAGEMENT'S INABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD WEAKEN THE COMPANY

       Management may not be able to attract and retain key employees. This could hinder or delay the company's acquisition, consolidation and integration plans, product development and marketing efforts. Competition for qualified employees and personnel in the telecommunications services industry is intense and there are a limited number of persons with knowledge of and experience in the industry. Locating personnel with the combination of skills and attributes required to carry out the company's strategies is often lengthy. Telecom Wireless' success depends to a significant degree upon its ability to attract and retain qualified management, technical, marketing and sales personnel. In particular, the company's success is dependent upon the personal abilities of James C. Roberts, the company's Chairman and Chief Executive Officer and controlling shareholder. See "Management."

       TELECOM WIRELESS COULD FACE LOSSES AND POTENTIAL LIABILITY IF INTRUSIONS, VIRUSES OR SIMILAR DISRUPTIONS TO THE COMPANY'S NETWORK OR COMPUTER SYSTEMS IMPEDE ITS SERVICE OR JEOPARDIZE THE COMPANY'S CONFIDENTIAL INFORMATION OR THAT OF ITS SUBSCRIBERS

       Although management has implemented, and will continue to implement, security measures, the company's computer systems are vulnerable to computer viruses, break-ins and similar disruptive problems caused by customers or other users. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessation in service to the company's customers. Furthermore, such inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of the company's customers. This could, in turn, deter potential customers and adversely affect existing customer relationships.

       The security services that the company offers in connection with its customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although management will attempt to limit contractually the company's liability in these instances, the occurrence of security-related problems may result in claims against the company or liability on its part. Such claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on the company's business or reputation or on its ability to attract and retain customers. Moreover, until consumers trust and rely on existing security technologies, the security and privacy concerns of existing and potential customers may inhibit the growth of the telecommunications services industry and the company's customer base and revenues.

       MANAGEMENT MAY NOT BE AWARE OF ALL POTENTIAL LIABILITIES THAT TELECOM WIRELESS MAY HAVE

       Telecom Wireless Corporation was incorporated in 1984. The company's management understands that Telecom Wireless was a shell corporation and that it conducted virtually no operations for some period of time before its acquisition of Keys Microcable Corporation in June 1998. The company's books and records with respect to its operations before that time are incomplete. Accordingly, the company may have liabilities relating to the period before June 1998 of which current management has no knowledge. Currently, there are no material liabilities of which management is aware that are not reflected in our financial statements. If the company is faced with material liabilities of which management was not aware and did not plan for sufficiently, the company's financial results may suffer.

       IF THE COMPANY'S SUPPLIERS FAIL TO PROVIDE THE COMPANY WITH THE EQUIPMENT IT NEEDS, THE COMPANY MAY LOSE CUSTOMERS

       There are only a limited number of businesses that can supply the company with the key components it will need for its planned network infrastructure, including telecommunications services and networking equipment. The suppliers of these services and equipment also sell or lease products and services to persons, who may be, or in the future may become, competitors. Management cannot be certain that the company's suppliers and telecommunications carriers will continue to sell or lease their products and services to the company at commercially reasonable prices or at all. If there are delays in receiving this equipment, the company may not be able to service its customers. Difficulties in developing alternative sources of supply, if required, could adversely affect the company's business, future financial condition or operating results. Moreover, failure of the company's telecommunications providers to provide the data communications capacity required by the company for any reason could cause interruptions in the company's ability to provide access services to its customers, which may materially and adversely affect the company's business, financial condition and operating results.

       TELECOM WIRELESS MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS TO REMAIN COMPETITIVE

       The company's market is susceptible to rapid changes due to technology innovation, evolving industry standards, changes in customer needs and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose Telecom Wireless to risks of obsolete equipment. Management will need to use leading technologies effectively, continue to develop technical expertise and enhance existing services on a timely basis to compete successfully in this industry. Management cannot be certain that the company will use new technologies effectively, develop new services or enhance existing services on a timely basis or that any new technologies or enhancements used by the company or offered to the company's customers will achieve market acceptance.

       The company's ability to compete successfully also depends on the continued compatibility and interoperability of its services with products and systems sold by various third parties. Although management intends to support emerging standards in the market for Internet access and enhanced business services, we cannot be certain that industry standards will be established or, if they become established, that the company will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market.

       The company is also at risk due to fundamental changes in the way that Internet access may be delivered in the future. Currently, customers access Internet services primarily by computers connected by telephone lines. Recently, several companies have developed cable modems, some of which are currently offered for sale. These cable modems have the ability to transmit data at substantially faster speeds than the modems currently used by most Internet users. Other alternative service companies are offering various wireless terrestrial and satellite-based service technologies, which currently offer high-speed Internet access to business customers. As the Internet becomes accessible by broad segments of the U.S. population through cable modems, wireless platforms and other consumer electronic devices, or as subscriber requirements change the means by which Internet access is provided, the company will have to develop new technologies or modify existing technology to accommodate these developments and remain competitive. Management's pursuit of these technological advances may require substantial time and expense, and we cannot be certain that we will succeed in adapting the company's Internet access services business to alternative Internet access devices and conduits.

       IF THE INTERNET IS NOT ACCEPTED AS A VIABLE MEDIUM FOR COMMERCE, THE COMPANY'S BUSINESS COULD SUFFER

       The company's products and services are targeted toward users of the Internet, which has experienced rapid growth. Management is not sure that the business market will ultimately accept the Internet as a long-term means of commerce, especially among businesses that have large investments in other means of commerce. In addition, new technologies could be developed that may replace the Internet as a viable means of commerce. If the market for business-related Internet solutions fails to develop, the company's growth would be slowed and our financial condition would suffer.

       THE COMPANY FACES THE UNCERTAINTY OF SUBSCRIBER RETENTION IN THE ISP BUSINESS

       The company's sales, marketing and other costs of acquiring new subscribers in the ISP business will be substantial relative to the monthly fees and other revenues expected from subscribers. Accordingly, management believes that our long-term success depends largely on our ability to retain subscribers, while continuing to obtain new subscribers through acquisitions and organic growth. Management expects to invest significant resources in a national network infrastructure and customer and technical support capabilities to provide high levels of customer service. Management cannot be certain that these investments will maintain or improve subscriber retention. Management believes that intense competition from competing ISPs, some of which offer many free hours of service or other enticements for new subscribers will cause some of the company's future ISP subscribers to switch to its competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be more likely to discontinue their service. These factors may adversely affect the company's subscriber retention rates. Any decline in subscriber retention rates could have a material adverse effect on the company's business, financial condition and operating results.

       THE COMPANY'S GROWTH PLANS DEPEND ON CORPORATE CUSTOMERS BUYING ITS BUSINESS SERVICES

       The company's operating and growth plans are based in part on management's strategy to increase sales of the company's business services to corporate customers. This strategy will depend significantly on the successful development, introduction, expansion and market acceptance of the company's business services offerings. Management cannot be certain that additional corporate customers will purchase the company's business services offerings or that management will successfully meet customer needs or expectations.

       REGULATION MAY INCREASE THE COST OF THE COMPANY'S SERVICES, SUBJECT THEM TO COMPETITIVE PRESSURES OR SLOW DOWN THEIR GROWTH

       Regulation could slow down the introduction of the company's telecommunications services and increase their costs. To date, Internet regulation and the law relating to liability of on-line service providers and ISPs for information carried on or disseminated through their networks is unsettled. New regulation of the Internet could increase the company's costs. It could also slow the growth of electronic commerce on the Internet significantly. This could delay growth in demand for the company's services and limit its revenues.

       THE COMPANY'S CLEC BUSINESS IS SUBJECT TO GOVERNMENT REGULATION

       To the extent the company conducts business as a CLEC, the telecommunications services that the company provides through its CLEC subsidiaries will be subject to federal, state and local regulation, which may include tariff and price listing requirements and state certification proceedings. The company could incur substantial legal and administrative expenses if a third party were to challenge its filed tariffs or its subsidiaries' CLEC status. In addition, under some state statutes, changes in the ownership of the company's outstanding voting securities also may trigger additional state public utility commission approval.

       TELECOM WIRELESS FACES A POTENTIAL CASH SHORTFALL IF IT DOES NOT ATTRACT NEW ISP SUBSCRIBERS

       Management anticipates that a portion of the company's ISP sales will be to customers who prepay for one year of service. Management expects to apply a substantial portion of the proceeds from these prepayments to acquire more equipment, purchase advertising, meet current obligations and fund any operating deficits. Management does not expect to set aside proceeds as capital reserves to reimburse subscribers who may decide to discontinue their service before their prepaid term expires. As a result, the company's financial condition, including its operating results, cash flow and liquidity, may be dependent upon increasing the number of new customers in the current year and beyond. Any future decline in the rate of growth of new subscribers, or any unanticipated increase in the rate of subscriber reimbursements, could force management to raise additional capital to support the company's operations by selling equity securities or incurring additional debt.

       TELECOM WIRELESS DEPENDS ON THE PROTECTION OF ITS PROPRIETARY RIGHTS

       Telecom Wireless will rely on a combination of copyright, trademark and trade secret laws to protect its proprietary rights. Management cannot be certain that the steps we, or the companies we have acquired, have taken will be adequate to prevent the misappropriation of the company's technology or that third parties, including competitors, will not independently develop technologies that are substantially equivalent or superior to the company's proprietary technology.

       Management expects to obtain from various software manufacturers either licenses or permission to use the software that we will bundle with the company's business applications software and for the software used internally in the company's Internet services. Although management believes that these products will not infringe the proprietary rights of any third parties, third parties could assert infringement claims against the company in the future. The defense of any such claims would require the company to incur substantial costs and would divert management's attention and resources, which could materially and adversely affect the company's financial condition and operations. Parties making such claims could secure a judgment for substantial damages, as well as injunctive or equitable relief that could effectively block the company's ability to sell its services. Any such outcome could have a material adverse effect on the company's business, financial condition and operating results. If a claim relating to proprietary technology or information is asserted against the company, management may seek licenses to use such intellectual property. Management cannot be certain, however, that licenses could be obtained by the company on acceptable terms, if at all.

       ACQUISITIONS OF ISP SUBSCRIBERS MAY RESULT IN SUBSCRIBER CANCELLATIONS DUE TO BILLING PROBLEMS AND UNFAMILIARITY WITH THE COMPANY'S SERVICE; ACQUISITIONS OF COMPANIES MAY DISRUPT THE COMPANY'S BUSINESS AND DISTRACT MANAGEMENT DUE TO DIFFICULTIES IN ASSIMILATING PERSONNEL AND OPERATIONS

       As part of management's growth strategy, the company may acquire businesses, products, technologies and other assets, including ISP subscriber accounts, or enter into joint venture arrangements, that complement the company's businesses. In an acquisition of ISP subscribers, the company may experience subscription cancellations in the short-term period following the acquisition due to the lack of the acquired subscribers' familiarity with the company as their ISP and billing issues that may arise due to poor record keeping and billing administration by the selling company. If Telecom Wireless acquires another company, Telecom Wireless could encounter difficulties in assimilating the acquiree's personnel and operations. This may disrupt the company's ongoing business and distract management, as well as result in unanticipated costs and difficulty in maintaining the company's standards, controls and procedures. Management cannot be certain that the company would succeed in overcoming these risks or any other problems encountered in connection with any acquisitions the company may make. In addition, the company may be required to incur debt or issue equity securities to pay for any future acquisitions or to fund any losses or unanticipated costs of the combined companies.

       THE COMPANY MAY FACE POTENTIAL LIABILITY FOR MATERIAL TRANSMITTED THROUGH ITS NETWORK OR RETRIEVED THROUGH ITS SERVICES

       The law relating to the liability of ISPs and ASPs for information carried on or disseminated through their networks is unsettled. In addition, the Federal Telecommunications Act of 1996 imposes fines on any entity that knowingly permits any telecommunications facility under such entity's control to be used to make obscene or indecent material available to minors via an interactive computer service. Management cannot predict whether any claim under this federal statute, similar state statutes or common law will be asserted against the company, or, if asserted, whether they will be successful. As the law in this area develops, the company may be required to expend substantial resources or discontinue certain services to reduce its exposure to potential liability for information carried on and disseminated through the company's network. Any costs that the company incurs as a result of contesting any such asserted claims or the consequent imposition of liability could materially and adversely affect the company's business, financial condition and operating results.

       In addition, because materials may be downloaded by users of the company's services or their customers and subsequently distributed to others, people may make claims against the company for defamation, negligence, copyright or trademark infringement, personal injury or other causes of action based on the nature, content, publication and distribution of such materials. The company also could be exposed to liability with respect to offering third-party content that may be accessible through the company's services, including links to web sites maintained by the company's subscribers or other third parties, or posted directly to a web site of the company, and subsequently retrieved by a third party through the company's services. If any third-party content provided through the company's services contains errors, third parties who access such material could make claims against the company for losses incurred in reliance on such information. The company may also offer e-mail services, which would expose the company to other potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Such claims, with or without merit, likely would divert management's time and attention and result in significant costs to investigate and defend.

       THE MARKET FOR INTERNET STOCKS IS VOLATILE

       The stock market in general, and the stock prices of Internet companies in particular, have recently experienced extreme volatility that often has been unrelated to the operating performance of any specific public companies. If continued, these broad market and industry fluctuations may adversely affect the trading price of Telecom Wireless' common stock, regardless of actual operating performance.

       FUTURE SALES OF TELECOM WIRELESS' COMMON STOCK INTO THE PUBLIC MARKET, OR THE PERCEPTION THAT SUCH SALES COULD OCCUR, COULD ADVERSELY AFFECT ITS STOCK PRICE

       The market price of the company's common stock could drop if substantial amounts of shares are sold in the public market or if the market perceives that such sales could occur. This could also harm the company's ability to raise additional capital by selling equity securities. As of November 19, 1999, the company had outstanding options, warrants and convertible securities for the purchase of up to 8,425,769 shares of common stock at an average exercise price of $9.52 per share. The perception that these instruments may be exercised for or converted into common stock that could be sold into the public market could adversely affect the market price of the company's common stock. In addition, the company has entered into registration rights agreements with certain of our stockholders entitling them to include their shares of common stock in registration statements for securities filed by the company under the Securities Act of 1933, as amended. Additionally, certain of these stockholders are entitled to require the company to file a registration statement under the Securities Act at the company's expense with respect to their shares of common stock. Awareness of the existence of these registration rights could lead to a perception that sales of the shares subject to the registration rights could occur, which could materially and adversely affect Telecom Wireless' stock price or could impair the company's ability to obtain capital through sales of equity securities.

       THE COMPANY'S STOCK PRICE IS HIGHLY VOLATILE

       Telecom Wireless Corporation's common stock is traded on the OTC Bulletin Board. An active trading market for the company's common stock may not be sustained. Historically, the market prices for securities of emerging companies in the Internet telecommunications industry have been highly volatile. The trading price of the company's common stock could be subject to wide fluctuations due to such factors as quarterly variations in operating results, competition, announcements of technological innovations or new products by the company or its competitors, product enhancements by the company or its competitors, regulatory changes, differences in actual results from those expected by investors and analysts, changes in financial estimates by securities analysts, and other events or factors.

       THE COMPANY'S PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL INFLUENCE

       James C. Roberts, Chairman and Chief Executive Officer of Telecom Wireless, beneficially owns or controls 10,916,333 shares of the company's common stock, representing approximately 67% of the voting power of the company. The company's other executive officers, directors and 5% and greater stockholders beneficially own or control, collectively, another 2,450,000 shares of the company's common stock, representing approximately 15% of the voting power. The combined holdings of Dr. Roberts and these stockholders account for approximately 82% of the beneficial ownership or control of the voting power of the company's common stock. Dr. Roberts, himself, or Dr. Roberts and these individuals acting together, are in a position to elect and remove directors and control the outcome of most matters submitted to stockholders for a vote. Additionally, such persons would be able to influence significantly a proposed amendment to the company's charter, a merger proposal, a proposed sale of assets or other major corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquiror from making an offer to buy the company, which, in turn, could adversely affect the market price of Telecom Wireless' common stock.

       TELECOM WIRELESS IS SUBJECT TO RISKS ASSOCIATED WITH YEAR 2000 COMPLIANCE

       Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Confusion of dates may bring about system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. As a result, many companies' software and computer systems need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Management has established procedures for evaluating and managing the risks and costs associated with this problem and currently expects that the company's computer systems will be Year 2000 compliant by December 15, 1999. However, some of the company's customers may maintain their operations on commercially available operating systems, which may be impacted by Year 2000 complications. In addition, Telecom Wireless relies on third-party vendors for certain telecommunications and information systems equipment and software included within its services that may not be Year 2000 compliant. The failure of the company's internal computer systems or of third-party equipment or software to operate without Year 2000 complications could require Telecom Wireless to incur significant unanticipated expenses to remedy any problems and could expose the company to claims for losses incurred by the company's users due to Year 2000 complications. The defense of any such claims, with or without merit, could require Telecom Wireless to incur substantial costs and would divert management's time and attention, which could have a material adverse effect on its business, financial condition and operating results. In addition, Telecom Wireless is subject to external forces that might generally affect

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

industry and commerce, such as utility company Year 2000 compliance failures and related service interruptions.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

       This registration statement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this registration statement are not based on historical facts, but rather reflect the current expectations of the management of Telecom Wireless Corporation concerning future results and events.

       The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe the objectives, plans or goals of Telecom Wireless are or may be forward-looking statements.

       Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Telecom Wireless to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included in this registration statement. In addition to the factors discussed above under "Risk Factors," the following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this registration statement:

       - the timing, impact and other uncertainties related to pending and future acquisitions by Telecom Wireless;

       -      the impact of new technologies;

       - changes in laws or rules or regulations of a governmental agency, including the Federal Communications Commission;

       - changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations; and

       -      interest rate fluctuations and other capital market conditions.

       These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this registration statement. Other unknown or unpredictable factors also could have material adverse effects on the future results of Telecom Wireless. The forward-looking statements in this registration statement are made only as of the date of this registration statement and, under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, Telecom Wireless Corporation does not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. Telecom Wireless cannot assure you that projected results will be achieved.

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

OVERVIEW

       The goal of Telecom Wireless Corporation is to become a leading consolidator of the highly fragmented ISP, ASP, and CLEC industries through an aggressive acquisition strategy. Reductions in operating costs are expected to be achieved through integration of the operations and systems of acquired businesses, including centralization of billing, customer support services, marketing and advertising. Revenues per subscriber are expected to be increased by making available to customers enhanced Internet products and services. The company will attempt to reduce customer turnover, or "churn," by maintaining a local presence for acquired businesses.

       The company currently operates an ISP, an ASP and a wireless cable television company. Management believes this mix of technologies and markets will provide the platform on which to validate planned new product offerings and market assumptions.

BUSINESS PLAN

       ACQUIRING AND CONSOLIDATING INDEPENDENT TELECOMMUNICATIONS BUSINESSES.

       We expect to acquire businesses that will enable us to provide a comprehensive range of telecommunications products and services. Although we expect most businesses will be profitable, the implementation of new services will require substantial expenditures for equipment in the field. This generally will result in negative cash flow for at least the first year of operations for each acquisition.

       STANDARDIZING AND CENTRALIZING OPERATIONS TO CAPTURE EFFICIENCIES OF
       SCALE.

       LOCAL PRESENCE. Telecom Wireless will attempt to retain key employees of acquired companies to ensure a smooth transition and maintain local institutional knowledge. This will be important, as the local operating units will be required to maintain local presence as the Company develops a national brand. We believe that consolidation efforts by national ISPs have been seriously flawed by a lack of sensitivity to the essentially local nature of the ISP business. This has resulted in sharply increased subscriber churn rates (post acquisition) and subsequent loss of revenue.
Our integration and consolidation efforts will be structured to retain the perception by subscribers that their ISP is a local business providing superior service to that of national services.

       INTEGRATION TEAMS. To help integrate operations the company will establish integration teams. Each integration team will consist of skilled technical and marketing personnel. The integration team will have the responsibility to help with the overall centralization, standardization, and eventual branding of the local company as a part of the TWC network. Additionally the company's accounting staff will work with the integration team to centralize the accounting and billing systems promptly upon closing of the acquisition. Upon completion of the initial integration process, the operating units will begin executing the marketing and branding programs established by the company to expand its customer base and improve its customer retention.

       CONSOLIDATION OF FUNCTIONS. The two major expenses associated with all ISP and CLEC operations are administrative (primarily personnel) and technical (including upstream telecommunications and LAN). These factors interact with administrative elements common to all ISPs including accounting, system administration, web hosting and design, telephone and technical support. To the extent these common elements are consolidated and standardized, significant savings will be recognized.

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

       - ACCOUNTING: A high priority for the company is the installation of a common accounting platform across all ISPs. Management currently is evaluating accounting and billing platforms. The selected platform will be flexible enough to include on one bill all products and services we may choose to offer in the future and be scalable to include any number of subscribers.

       - TECHNICAL SUPPORT: The Company plans to maintain regional telephone technical support centers to handle all consumer problems, service inquiries and new subscriptions. Such centers will reduce the need for support staff at each location and improve service.

       - WEB DESIGN AND STORAGE: It is our goal to transfer all ISP web design, maintenance and hosting to our ASP division. Such a strategy should eliminate the need for programmers at each local ISP.

       - SYSTEMS ADMINISTRATION: Consolidation of telecommunications is a challenging goal because of the number of factors that must be considered for each acquisition. Prior to acquisition, each ISP maintains its own modem banks, LAN, and routing to the Internet. Platforms range from UNIX to NT to others. In addition, each ISP may have its own upstream Internet Service Provider as well as an LEC. The company will use care and caution so that the quality of service is not jeopardized while consolidation is implemented.

       IMMEDIATELY BUNDLING VIDEO, VOICE, AND DATA PRODUCTS AND SERVICES. Increasingly, businesses and consumers are drawn to ISPs that can meet all of their telecommunications needs. Bundling services provides the ability to become a "one stop shop" for all customers' needs. We expect bundling to assist us in retaining existing customers and attracting additional customers.

       DEVELOPING AND OFFERING VALUE-ADDED PRODUCTS AND SERVICES. In some segments of the telecommunications business, the ability to offer value-added products and services provides a tremendous competitive advantage. By delivering value-added services, Telecom Wireless will attract and retain customers. A typical example of a value-added service is Voice over Internet Protocol (VoIP). By installing new hardware that supports not only this service but the traditional ISP services, TWC will be able to begin offering this service to the existing subscribers of the acquired ISP's and CLEC's.

       UNIFIED BRANDING. We intend to use the same brand name in marketing our products and services. Unified branding should solidify our customer base, ensure customer loyalty, help us to gain market share and enable us to benefit from the efficiencies of centralization. In addition, it should enhance our market visibility and perception. Branding also should enhance our ability to sell additional products and services. In addition, past industry experience indicates that unified branding should significantly reduce customer churn.

       The ability of Telecom Wireless to remain in business and implement its business plan depends upon a variety of factors, primarily financing and the ability to attract and retain employees having the necessary skills. Funding operations and acquisitions has been and is expected to continue to be the major impediment to implement its business plan. We need capital to sustain operations and to consummate acquisitions. Management can give no assurance that the company's capital requirements can be satisfied at all or on reasonable terms.

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

COMBINED RESULTS OF OPERATIONS

       REVENUES. Telecom Wireless Corporation and its subsidiaries historically have derived their revenues primarily from subscription fees paid by ISP subscribers for dial-up access to the Internet, consulting fees, fees paid for ASP services, and subscription fees paid for wireless cable television access. ISP subscription fees vary by the billing plan within the subscriber base. The vast majority of the plans in effect are monthly. However, there is a growing acceptance of annual contracts that offer a discount over the monthly fee.

       ASP customers will be expected to enter into relatively long-term contracts. Additional revenues are generated by the customization of applications to meet the customers' specific requirements.

       Wireless cable television subscribers pay monthly cable access fees. Like ISP subscribers, wireless cable television subscribers pay fees based on the billing plan they have selected.

       COSTS. Our direct costs of sales with respect to ISP and wireless cable television revenues consist primarily of maintaining sufficient capacity to provide services to our subscribers. Capacity is a measurement of the provider's ability to connect subscribers. ISP capacity costs include:

       - the cost of leased routers and access servers and recurring telecommunications costs, including the cost of local telephone
       - lines to carry subscriber calls to our points of presence, or "POPs";

       - the costs associated with leased lines connecting our POPs directly to the Internet or to operations centers and connecting operations centers to the Internet; and

       - Internet backbone costs, which are the amounts paid to Internet backbone providers for bandwidth, which allows transmission of data from the Internet to subscribers.

       Cost of ISP sales revenues will increase as required to support a growing subscriber base. We will seek to leverage the combined scale of our ISPs to lower telecommunications costs as a percentage of revenues by:

       - negotiating one or more relationships with national backbone providers to connect our ISPs to the Internet;

       - negotiating favorable local loop contracts and establishing co-location arrangements with local exchange carriers;

       - establishing private peering relationships to reduce our costs and improve access and reliability for our subscribers;

       -      negotiating discounts with equipment vendors; and

       - implementing wireless technology to provide high speed Internet access to the small office/home office market. The wireless technology will allow high-speed access at costs less than reselling the lines from the existing local exchange carriers.

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

       Costs of ASP revenues consist primarily of:

       -      salaries and benefits of the personnel providing services;

       -      technical services; and

       -      purchase or lease of equipment required to provide the services.

       Costs of sales of wireless cable television revenues consist primarily of:

       -      content costs;

       -      frequency license leases;

       -      technician labor costs; and

       - purchase or lease of equipment necessary for the receiving and retransmission of programming.

       General, administrative and other expenses consist primarily of:

       - the salaries of our non-technician employees and associated benefits; and

       - the cost of selling, marketing, accounting and legal services related to merger and acquisition activities.

       General, administrative and other expenses include expenses associated with customer service and technical support, primarily salaries and employment costs. We expect operations and customer support expenses to increase in the short term to support new and existing subscribers. New subscribers tend to have particularly heavy customer service and technical support requirements. Because we anticipate growth in our subscriber base, we expect these costs to comprise an increasing percentage of expenses in the near term. In addition, providing customer service and technical support 24 hours a day, seven days a week in our markets will increase these expenses on an absolute basis. In the longer term, as a percentage of revenues, we believe operations and customer support expenses should decline as the existing subscriber base becomes less dependent on customer service, and due to increased operating efficiencies. The consolidation of the help desk and customer support functions will also offset increased costs caused by increased demand.

       General, administrative and other expenses also include the expenses associated with acquiring subscribers, including salaries, bonuses, sales commissions, advertising and referral bonuses. We expect ISP sales and marketing expense to increase over time with the growth in our ISP subscriber base. On a percentage of revenue basis, sales and marketing expense is a relatively variable cost and may increase with our development of unified branding.

       In addition, general, administrative and other expense includes internal and external merger and acquisition costs such as salaries, bonuses, commissions and accounting, legal and other professional fees. We expect to reduce merger and acquisition expenses as a percentage of revenues of acquired businesses through standardization of procedures and documents.

       We expect general, administrative and other costs to increase to support our growth, particularly as we establish a network operations center and implement common billing and financial reporting systems in the near term. Over time, we expect these relatively fixed expenses to decrease as a percentage of revenues. Additionally as a result of consolidation of the traditional back office activities such as help desk, technical support, and centralized billing we anticipate the reduction of labor costs for our acquisitions. However, we will incur substantial costs and expenses in connection with our integration and consolidation efforts, including salaries, travel, software and equipment.

       Amortization expense primarily relates, on a pro forma basis, to the amortization of goodwill and subscriber lists acquired in business acquisitions. We expect amortization expense to increase as additional acquisitions are closed and to vary according to the purchase price and tangible assets involved in the acquisition. Our policy is to amortize the portion of the acquisition purchase price attributable to subscriber lists, goodwill and other intangible assets over three to five years. This amortization will reduce income. Therefore, as we expand our subscriber base through acquisitions, we will experience increasing amortization expense.

       Depreciation primarily relates to our technology and office equipment and is provided over the estimated useful lives of the assets ranging from three to nine years using the straight-line method. We expect depreciation expense to increase as we grow our networks to support new and acquired subscribers and as we build a network operations center and implement common billing and reporting systems.

       Operating results in the future may fluctuate significantly depending upon a variety of factors, including capital costs and costs associated with the introduction of new products and services. Additional factors that may cause operating results to vary include:

       -      the pricing and mix of services provided;

       -      subscriber retention rates;

       -      changes in pricing policies and product offerings by competitors;

       -      demand for Internet access services;

       -      one-time costs associated with acquisitions; and

       -      general telecommunications services, performance and availability.

       On a pro forma basis, we have experienced seasonal variation in Internet and wireless cable television use in Florida, and revenue streams have fluctuated. As a result, variations in the timing and amounts of revenues could have a material adverse effect on our operating results. Based on the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

DISCUSSION OF THE OPERATIONS OF TELECOM WIRELESS CORPORATION

       During the fiscal quarter ended June 30, 1999, present management assumed control of the company and started to plan, document and implement its merger and acquisition (M&A) activities. During that and the following fiscal quarter, substantial time, effort and money were expended to develop and document M&A due diligence and acquisition forms, documents and procedures. At the same time, field personnel were actively seeking letters of intent from acquisition targets. The initial M&A sales and marketing team has been expanded from two senior managers and one support person to include two more in sales and two in operations.

       The company has engaged independent legal counsel experienced in Internet and telecommunications transactions to prepare standard form documents and due diligence procedures. Such legal counsel also conducts the legal (as opposed to financial and operational) due diligence, assists in the negotiation of, and prepares, definitive agreements, and prepares closing documents. To facilitate the acquisition process, the company generally agrees to pay the cost of obtaining audit reports and opinions for target companies. Such audits are performed either by the company's independent accountants or by other auditors engaged by the company.

       Between April and September 1999 the company entered into non-binding letters of intent to acquire approximately 19 companies, and definitive agreements for the acquisition of an additional five companies. Due to the lack of acquisition funds, none of these transactions closed except America's Web Station, Inc., and Prentice Technologies, Inc., which were acquisitions largely for the company's common stock.

       If justified by the volume of acquisitions and subject to the availability of capital, the company plans to expand its legal and accounting departments to reduce the substantial expense for outside attorneys and auditors. As the company grows, its need for audited financial statements of acquired businesses may, in many cases, be deferred to a point in time subsequent to closing of the acquisition. In addition, the company will proceed with two types of acquisitions. One will be smaller companies which may not require audited financial statements. These companies will be offered standard acquisition terms with little or no negotiation. Management believes such acquisitions will be possible at substantially reduced costs. The other type of acquisition will be the larger and/or more complex companies where specialized documents and procedures may be required. This type of transaction will continue to be largely handled by the outside attorneys and accountants.

       For the years ended June 30, 1998 and 1999, Telecom Wireless had revenues of $45,000 and $517,000, respectively. For the three months ended September 30, 1998, and 1999, revenues were $144,000 and $171,000, respectively. The primary source of its operating revenues for these periods was the wireless cable TV operations of Keys Microcable Corporation, a wholly-owned subsidiary of the company. Costs incurred resulted in losses from operations by Keys Microcable of $1,031,000 for the year ended June 30, 1999, and $348,000 for the three months ended September 30, 1999.

       Financial information for Keys Microcable for the period ended June 30, 1998, reflect one month of operations, beginning at the time Telecom Wireless acquired that entity. Currently, wireless cable television services are not part of our strategic plan as the small market in the Key West area limits the value of this subsidiary. However, Keys Microcable does provide a platform from which we will be able to test technical, administrative and marketing plans. By utilizing its MMDS radio frequencies, we are planning to offer wireless high-speed Internet access to residential and business customers, market web site development and hosting services, and an improved billing system. To improve the marketability of Keys Microcable, the company is making investments in equipment and subscriber services.

       For the year ended June 30, 1999, and the quarter ended September 30, 1999, the company incurred approximately $177,000 and 730,000, respectively, in M&A-related expenses for outside legal and accounting fees and costs. Approximately $392,000 of direct external costs as of September 30, 1999, for accounting, legal and engineering work was classified as deferred acquisition costs as management believes the acquisition of the companies with respect to which the costs were incurred are likely to occur if the company obtains adequate funding for that purpose. Management expects that the level of M&A costs will decrease with the addition of internal resources to replace more costly outside professional services.

       To fully implement its business plan, the company will be required to acquire or build a national infrastructure and establish and train integration and consolidation teams. Since the company has made few acquisitions, the staff presently required to manage integration and consolidation is minimal. However, management anticipates that, during the third and fourth quarters of the current fiscal year, significant additional investment in technical and integration personnel will be required.

DISCUSSION OF THE OPERATIONS OF KEYS MICROCABLE CORPORATION

       Keys Microcable Corporation, a Florida Corporation, provides wireless cable television services in Key West, Florida. Television programming received from satellites is retransmitted to residential, business, and maritime subscribers in the Key West geographic area. The signals are transmitted from a single transmitter location (head end) and are received by small antennas that are installed by Keys Microcable at each subscriber location. Typically, each subscriber location services a single residence or business. There are locations however, such as hotels, condominium associations and marinas that service multiple subscribers from a single antenna. At some of these locations additional equipment such as signal amplifiers and splitters are required.

       When current management assumed control of Telecom Wireless in April 1999, KMC was in a state of decline and disarray caused by lack of capital which hindered operations as well as growth. Non-payment of fees had resulted in cancellation of several popular channels of programming. Many other programmers were threatening to terminate service. In addition, there were several claims pending against KMC.

       During fiscal 1999 and the three month period ending September 30, 1999 the following actions were taken to reverse the financial and operational conditions of KMC:

       - All claims were settled for $159,000 except a lawsuit arising from a traffic accident which is currently being settled by our insurance carrier.

       - More favorable payment terms have been renegotiated with key suppliers of services and programming content.

       - Overall overdue payables (greater than 90 days) have been reduced by $130,000.

       - Settlement negotiations are underway with an equipment supplier to return equipment that was received but is not in use.

       - Management anticipates a credit of $170,000 that will further reduce overdue payables.

       Investments in capital equipment and maintenance programs to improve signal quality and programming content were also made. These investments have resulted in a significant increase in customer satisfaction based on surveys of the subscribers. Investments included enhanced power back up equipment as well as increased levels of maintenance spares.

       Investments were made to increase sales staff and local advertising programs. Since April 1999 the number of equivalent billing unit subscribers has increased by over 13% and the number of premium channel subscriptions has increased over 100%. Increased marketing to developers of new commercial

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

properties and government agencies could substantially increase the total subscriber count by the end of the current fiscal year.

       KMC provides the Company with a wireless platform on which to add additional "bundled" services such as Internet access and Voice over Internet Protocol (VoIP) services. To offer wireless two way high speed Internet access will require a significant capital investment. This investment may be as high as $300,000 in capital equipment costs in the second and third fiscal quarters with $5,000 per month in recurring monthly costs. This new service along with web site design and hosting (to be done by our ASP division) is anticipated to generate incremental annual revenues in excess of $240,000.

DISCUSSION OF AMERICA'S WEB STATION, INC. OPERATIONS

       America's Web Station, Inc., was founded in January 1997 to provide Internet solutions to the rapidly expanding small to medium size business market in southwest Florida. The initial focus was on high-end database-driven web sites and e-commerce solutions. Internet access (dial-up) and web site hosting for businesses subsequently was added. In the first quarter of 1998, AWS began offering residential Internet service. Revenues increased from $47,000 for the year ended December 31, 1997, to $171,000 for the following fiscal year. However, for the same periods, general and administrative expenses increased from $102,000 to $283,000 due to hardware/software purchases and payroll for additional staff.

       For the six months ended June 30, 1999, revenue decreased to $77,000 from $88,000 for the same period in the preceding year primarily due to the time and effort required of AWS management to negotiate, document and close its acquisition by the company in July 1999. However, during the same periods, general and administrative expenses decreased from $134,000 to $82,000 due to final payment of equipment leases and staff reorganization.

       Since the acquisition, hardware and software have been expanded and upgraded and new sales and marketing staff have been hired. The staff has been undergoing training with respect to new products and services. Also, AWS has implemented a marketing campaign that management believes has been favorably received by the local business community. At September 30, 1999, AWS had 276 Internet access subscribers and 53 web site hosting customers.

       Management also believes AWS will achieve profitability during the fiscal year ending June 30, 2000. By utilizing the resources in the company's ASP Division for the web site design and hosting, the operating costs and capital requirements of AWS are expected to decrease.

DISCUSSION OF PRENTICE OPERATIONS

       Sys-Group, Inc., dba Prentice Technologies, Inc., is an Enterprise Application Service Provider. Founded in January 1994, it provides high-tech consultation, specializing in rapid prototyping, performance-enhancing tools, and administration of enterprise software provided by its primary business partner, J.D. Edwards & Company. Prentice is positioning itself to enter the rapidly expending market place of Application Service Providers.

       Rapid technological change, coupled with new practices in the information technology field, have created an opportunity. Instead of creating an expensive in-house IT infrastructure that requires maintenance and upgrading on a regular basis, a growing number of corporations are outsourcing its IT functions. These functions are provided from a central network location which is operated and maintained by experienced IT professionals. The application services are delivered on-line, via high-speed communication networks and are paid for on a subscription basis. The subscriber can lease the service under a long-term contract or rent them on a month-to-month basis.

       In September 1999, Telecom Wireless acquired 90% of the outstanding capital stock of Prentice in a stock-for-stock reorganization. The value placed upon the acquisition was $3,503,753 ($2,680,419 for accounting purposes), of which $3,250,003 ($2,426,669 for accounting purposes) was in the form of 346,667 shares of the restricted common stock of Telecom Wireless valued at $9.375 ($7.00 for accounting purposes) per share and $253,750 was in the form of a 180-day promissory note.

       Prentice has used a combination of cash flow from operations and various credit facilities to satisfy its cash requirements. Prentice has a $75,000 line-of-credit with interest at 2.9% over prime (totaling 10.7% at June 30, 1999). The line has no stated maturity and is personally guaranteed by the minority shareholder. At December 31, 1998 and June 30, 1999, $70,000 and $63,000, respectively, was borrowed against the line. In 1999, the Company entered into a factoring agreement secured by inventory, equipment, accounts receivables and intangible assets. The finance company advances 80% of eligible accounts receivable and remits the remaining 20%, less interest and fees, when the account is paid by the customer. Proceeds from the finance company during the six months ended June 30, 1999 were approximately $608,000. Fees and interest paid for the six months ended June 30, 1999 were approximately $14,000. The Company is at risk for the credit losses associated with sold receivables. In addition, the minority shareholder of Prentice has provided interest free loans. Prentice also leases computer equipment and office furniture under capital leases with monthly payments ranging from $253 to $1,880 and interest rates ranging from 9.4% to 21.5% per year. The leases have been personally guaranteed by the minority shareholder.

       Revenues increased from $385,000 for the year ended December 31, 1997, to $1,200,000 for the year ended December 31, 1998. Revenues increased from $457,000 for the six months ended June 30, 1998, to $1,251,000 for the six months ended June 30, 1999. Prentice continues to have certain customers which account for the majority of its revenue - see note 8 to financial statements for Sys-Group, Inc., dba Prentice Technologies, Inc. Gross profit and direct expenses for the periods indicated above increased in proportion to the consulting income.

       General, administrative and selling expenses increased from $71,000 for the year ended December 31, 1997, to $304,000 for the year ended December 31, 1998. General, administrative and selling expenses increased from $130,000 for the six months ended June 30, 1998, to $392,000 for the six months ended June 30, 1999. These increases were due to increased staffing and operational expenses to support the increase in consulting income.

       In July 1999, Prentice invested in its core management team by hiring a Vice President and General Manager, a Vice President of Sales, a Director of Consulting and a Director of Marketing. Prentice anticipates that it will have an operating deficit due to the enlargement of its management team and the cost of implementing its growth plans. These plans include:

       - The rollout of ASP services, which will include sales and marketing campaigns.

       - Continued growth of our consulting services group, expanding into application services.

       - Expansion of our collocation Data Center facility, located at Level(3) Communications, to house equipment for ASP clients.

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

       - Build out of the planned Network Operations Center, which will monitor the Data Center and house employees.

       - Build out of the corporate offices in Denver and satellite offices in Minneapolis and Chicago.

       To offer its ASP services, Prentice will have to continue to obtain lease financing for the computer equipment and software required to provide these services. Management estimates that ASP sales will require lease financing representing approximately 25% of its ASP sales. To meet future financing needs, Prentice plans to secure a bank line-of-credit to pay off the factoring agreement and support operational cash flow needs and will seek mezzanine financing.

       Prior to its acquisition by Telecom Wireless, Prentice obtained lease financing based upon its operational history and capabilities, and the personal guarantee of Shawn Richmond, its then sole shareholder. Subsequent to the acquisition, the financial position and other factors relating to Telecom Wireless have made it difficult for Prentice to raise additional to support expanding operations.

       By letter dated November 16, 1999, Shawn P. Richmond, through his attorney, seeks rescission of his sale of 90% of the common stock of Prentice to the company. See "Part I, Item 1. Description of Business --
Acquisitions."

PRO FORMA COMBINED LIQUIDITY AND CAPITAL RESOURCES

       On a pro forma combined basis, Telecom Wireless had a negative cash flow from operations of $1,596,000 and $1,442,000 for the 12 months ended June 30, 1999, and the three months ended September 30, 1999, respectively. Cash flow used in investing activities was primarily for the purchase of equipment and acquisition costs. Cash flow generated by financing activities was primarily from the issuance of stock and short-term debt. Substantial additional cash will be required to implement our business plan.

       Since April 1999, we have funded our operations and working capital needs primarily through private placement of the company's equity securities and short-term debt instruments and through lease financing. See note 12 to the consolidated financial statements of Telecom Wireless Corporation.

       The company also entered into a Master Lease Agreement dated as of July 30, 1999, with the Internet Working Division of Lucent Technologies Inc., as lessor. Subject to certain conditions, the Lessor has agreed to provide telecommunications and other equipment to the company and its subsidiaries having a maximum aggregate purchase price of $20,000,000. The company may lease equipment with a value of up to $5,000,000 without having to satisfy certain covenants and financial ratios. To date, the company has leased equipment having a value of approximately $1.2 million. Most of the equipment presently is in storage in Albuquerque, New Mexico. Lease payments for the rental of this equipment aggregating approximately $46,000 per month will commence in November 1999. The Master Lease Agreement meets the requirements of an operating lease for accounting purposes.

       When present management assumed control of the company in mid-April, 1999, the market for Internet and Internet-related stocks was strong. However, beginning in July 1999, the market for such securities weakened, and the market prices for many Internet stocks fell by 50% or more. As a result, it has become increasingly difficult for the company to obtain financing, either debt or equity, to fund operations or acquisitions. This has forced the company to obtain high cost short-term financing to cover operating expenses and to delay closings of acquisitions.

       The company has adopted a three-pronged financing plan:

       - Seek mergers, joint ventures or financing arrangements with larger private or public ISPs and other entities. These entities may have ISP operational infrastructures already in place and/or may require a source of acquisitions.

       - Seek short- and long-term financing through private placements of debt and equity securities in the capital markets. If possible, the company will seek to finance its longer term requirements with debt rather than equity so as to reduce dilution to stockholders of Telecom Wireless.

       - Mount an aggressive campaign to acquire companies for cash, if available, and otherwise for registered Telecom Wireless common stock. This will require substantial working capital to fund operating and merger and acquisition expenses and to pay the significant cost of compliance with applicable securities laws.

       There can be no assurance that financing will be available in amounts or on terms acceptable to Telecom Wireless, if at all. Should the company be unsuccessful in its efforts to raise capital, it may be required to curtail operations.

YEAR 2000 READINESS

       Year 2000 readiness is the result of computer programs using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculation causing disruptions of operations. We have received representations from each company we have acquired and expect to acquire that it does not face material unresolved year 2000 issues. To the extent these representations are breached and we suffer damages, our operating results and financial condition may be adversely affected.

       We have also contacted each of these companies to determine its Year 2000 readiness. None of them expect significant Year 2000 problems. We have conducted limited tests regarding Year 2000 readiness and have not located any material deficiencies. To a limited extent, these companies also have contacted their major vendors to assess their Year 2000 readiness. Any failure by these vendors or service providers to resolve any Year 2000 issues on a timely basis or in a manner that is compatible with the systems of our subsidiaries could adversely affect our ability to provide services to ISP subscribers and ASP customers. We do not have any contingency plans for handling Year 2000 problems that are not detected and corrected prior to their occurrence.

       Based upon current information, we do not anticipate costs associated with the Year 2000 issue to have a material financial impact on us. However, our expectations are limited by uncertainties that could cause actual results to have a greater financial impact than currently anticipated. Moreover, as stated above our Year 2000 examination of companies acquired and to be acquired has been limited and their investigations of Year 2000 readiness by their suppliers and vendors likewise has been limited.

ITEM 3.  DESCRIPTION OF PROPERTY

       Telecom Wireless's principal executive offices are located in approximately 15,598 square feet of leased space at 5299 DTC Boulevard, Suite 1200, Englewood, Colorado 80111, which it shares with Prentice Technologies, Inc., a subsidiary of the company. The current monthly lease payment is $15,598 for the entire space. The lease expires in 2002.

       The company also has a lease for office space in West Palm Beach, Florida covering approximately 7,439 square feet. The lease expires August 1, 2004. The monthly lease payment is approximately $8,369. Due to a change in the company's business plan, it has advised the landlord that it does not intend to occupy the premises and the landlord has declared the company to be in default under the lease. Telecom Wireless may be liable to the landlord for the amount of unpaid rent under the lease.

       America's Web Station, Inc., a subsidiary of the company, operates out of 1,584 square feet of leased space in Naples, Florida. The company's Keys Microcable subsidiary is headquartered in leased space in Key West, Florida, where it also leases land for an unmanned "head end" facility containing electronic equipment.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth certain information as of November 19, 1999 with respect to each person who owned of record as of that date or is known to the company to own beneficially more than 5% of the outstanding shares of common stock and the beneficial ownership of such securities by each executive officer and director of the company and by all the executive officers and directors as a group:

(1)                          (2)                     (3)                        (4)
                                                     Amount and Nature of
                             Positions and           Beneficial Common          Percent of
Name and Address             Offices Held            Stock Ownership            Class
----------------             -------------           --------------------       ----------
James C. Roberts             Chief Executive         10,916,333(1)                 66.5%
5299 DTC Blvd., #1200        Officer,
Englewood, CO  80111         Chairman of the Board
                             of Directors and
                             Director

Calvin D. Smiley             President and           100,000                       0.6%
5299 DTC Blvd., #1200        Director
Englewood, CO  80111

Kosta S. Kovachev            Executive Vice          750,000                       4.6%
580 Village Blvd., #140      President,
West Palm Beach, FL  33409   Chief Financial
                             Officer and
                             Director

Robert L. Fredrick           Senior Vice President   500,000                       3.0%
580 Village Blvd., #140
West Palm Beach, FL  33409

Shawn P. Richmond            Vice President-ASP      100,000                       0.6%
5299 DTC Blvd., #1200        Development and
Englewood, CO  80111         President, Prentice
                             Technologies, Inc.

Allen Leeds                  Vice President-         1,000,000                     6.1%
108 17th Street              International
Bellair Beach, FL  34635     Operations


(1)                          (2)                     (3)                        (4)
                                                     Amount and Nature of
                             Positions and           Beneficial Common          Percent of
Name and Address             Offices Held            Stock Ownership            Class
----------------             -------------           --------------------       ----------
All executive officers and                           12,366,333                    75.3%
directors of the company as
a group (five persons)


(1) Of the shares beneficially owned by Dr. Roberts, 10,616,333 are owned of record by The Roberts Family Trust, of which Dr. Roberts and Lynne K. Roberts, his spouse, are sole trustees, and 300,000 are owned of record by Mrs. Roberts.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

       The following paragraphs identify the directors and executive officers of Telecom Wireless and describe their business experience:

       JAMES C. ROBERTS, 46, has served as Chief Executive Officer, Chairman of the Board of Directors and a director of Telecom Wireless since April 1999. Dr. Roberts co-founded and served as President, Chief Operating Officer and a director of Voice and Data Communications, Inc., Greenwich, Connecticut, an international long distance company servicing Asia, America, Europe and Latin America, from March 1998 to November 1998. Previous to that, he served as President and Chief Executive Officer of CGI Worldwide, Inc. from its inception in 1986 until 1997. CGI was a multifaceted telecommunications company that designed, engineered, constructed and developed over 80 cellular, paging and cable television systems around the world. Before joining CGI, Dr. Roberts spent over ten years in the telecommunications business, holding senior management positions with McCaw Cellular Communications, Inc., MCI Communications Corp. and Motorola, Inc. During this period, Dr. Roberts was responsible for building and operating over 50 cellular, paging and cable TV systems. Dr. Roberts was a charter member of the Cellular Telephone Industry Association. He holds several university degrees including a doctoral degree in business administration with emphasis in International Economics from NewPort University, Newport Beach, California, which was conferred in 1992.

       CALVIN D. SMILEY, 46, has served as an officer and director of Telecom Wireless since April 1999. In October 1999, he was elected President of the company. From March 1997 to March 1999, Mr. Smiley was President of Communicast, Inc., a turn-key advertising sales company representing the wireless and cable television industries based in Denver, Colorado. From September 1995 to February 1997, he served as Chief Operating Officer and Executive Vice President for Across Media Networks, LLC, Denver, Colorado, a photo digital classified advertising company. Before joining Across Media, Mr. Smiley was President of Act One Cable Television Advertising, Inc. and Cable Advertising Networks, Inc., both advertising and marketing companies based in Columbus, Ohio, serving rural cable operators. For fourteen years before September 1995, Mr. Smiley held several management and executive positions with TeleCommunication, Inc. in advertising sales and marketing. He held various positions in radio and television before joining TCI.

       KOSTA S. KOVACHEV, 48, has been Executive Vice President, Chief Financial Officer and a director of Telecom Wireless since April 1999. From January 1997 to February 1999, Mr. Kovachev served as a director of Alma Fund Group, a global venture capital firm that he co-founded. From April

1996 to January 1997, Mr. Kovachev was a Managing Director of Gem Advisors, Inc., a venture capital firm that specialized in private placements of funds.
 From September 1995 to March 1996, Mr. Kovachev was Managing Director of W.G. Trading, a convertible sales and trading firm. From April 1994 to August 1995, Mr. Kovachev was Senior Portfolio Director for the Palladin Group, an investment fund management firm, where he headed the firm's international funds area. Mr. Kovachev was Managing Director and head of the international convertible desk at McMahan Securities, a fund management and broker/dealer firm, from 1992 to 1994. Mr. Kovachev was employed by Morgan Stanley from 1987 to 1992 where he was promoted to Vice President in International Convertible Sales. Mr. Kovachev's experience with Wall Street firms includes employment by Morgan Stanley, Drexel Burnham Lambert and Arnhold & S. Bleichroeder.

       ROBERT L. FREDRICK, 54, has served as an officer and director of Telecom Wireless since April 1999 and, in October 1999, was elected to the position of Senior Vice President. He also serves as President of Keys Microcable Corporation, a wholly owned subsidiary of Telecom Wireless. Keys Microcable provides wireless television programming in Monroe County, Florida. Before joining Keys Microcable, Mr. Fredrick was President of Strategic Solutions Group Inc. from 1994 to 1998. Strategic Solutions Group provided business strategy, operational, and product development consulting services to manufacturers of voice and data equipment for the telecommunications industry. Mr. Fredrick also served as Senior Vice President, Commercial Services for Digicon Corporation from 1995 to 1996. Digicon is a supplier of data and telecommunications services to the federal government. While at Digicon, Mr. Fredrick was involved in the development of cellular telephone service in the Middle East and Russia. Mr. Fredrick served as a General Manager for Optelecom Corporation, a manufacturer of fiber optic telecommunications hardware, from 1996 to 1998. From 1991 to 1996, he served as Vice President of Business Development, Vice President of Marketing, and General Manager of the Storage Systems Business Group of Network Imaging Corporation, a developer of client server software systems for the telecommunications industry.

       SHAWN P. RICHMOND, 32, has been a Vice President of Telecom Wireless since April 1999 and serves as President of Sys-Group, Inc., doing business as Prentice Technologies, Inc., a 90% owned subsidiary that Telecom Wireless acquired from Mr. Richmond in September 1999. Mr. Richmond founded the predecessor of Prentice in 1994 and has served as president and a director of those entities since that time. See "Part I, Item 1. Description of Business --Acquisitions." Since 1998, Mr. Richmond has been a Senior Partner of Richmond & Company Capital Group, LLC, a venture capital firm he co-founded which invests in information technology. He also was a founder of the American Association of Independent Consultants. Mr. Richmond received a B.S. degree in computer science from Southwest Texas State University School of Science.

OTHER OFFICERS

       The following paragraphs identify other officers of Telecom Wireless:

       PAUL L. FRANCIS, 49, has been an officer of Telecom Wireless since April 1999. He was appointed Chief Technology Officer in October 1999. A British native, Mr. Francis has more than 30 years' experience in the telecommunications industry. He has spent the past 19 years as an independent engineer and consultant. From May 1998 to April 1999, he was associated with Francis Walker & Co., London, England. He has consulted for such companies as Plessey, British Petroleum, Reuters and Solomon Brothers. He is an associate member of The Institute of Incorporated Engineers and is an affiliate of the Engineering Council in the United Kingdom. In 1979, he earned a Full Technological Certificate at the Chelmer Institute in the United Kingdom.

       ESPER GULLATT JR., 41, has been an officer of Telecom Wireless since April 1999. He was appointed Vice President-Business Development of the company in October 1999. Previously, Mr. Gullatt was Chief Executive Officer and a director of Capstone Group, Inc., Denver, Colorado, a telecommunications business he founded in January 1994. From October, 1995 to August, 1998, Mr. Gullatt was Chief Financial Officer and a director of DCC Solutions, Inc., Denver, Colorado, a wireless telephone dealer and airtime reseller that he co-founded. From November, 1988 to October, 1995, Mr. Gullatt served as Chief Financial Analyst for the Colorado Department of Public Safety. He received a Bachelor of Accountancy degree from the University of Oklahoma-Norman in 1983, and was employed as an accountant by Deloitte, Haskins & Sells from January 1981 to March 1982.

       ALLEN LEEDS, 48, has been Vice President-International Business Development of Telecom Wireless since April 1999. Mr. Leeds has been a General Manager and Director of First Broadcast Partners, LLC, a wireless spectrum holding company based in New York, since 1995. From 1995 to 1996 he was also an officer and director of U.S. Wireless, Austin, Texas, a wireless cable television company. Mr. Leeds was a founder of Peoples Telephone Company, a Miami, Florida, publicly traded company that operated pay telephones and served as a director of Peoples Telephone from 1986 to 1993. Mr. Leeds attended Babson College and the New York Institute of Finance.

       LEWIS G. POLLACK, 54, has served as an officer of Telecom Wireless since April 1999. In October 1999, he was appointed Vice President-Product Development. Mr. Pollack founded World Lynx, Inc., a regional high-speed Internet provider based in Little Rock, Arkansas, in 1993 and served as its Chief Executive Officer until 1998. From 1990 to 1993 he served as Vice President, Marketing for the Information Management Services Division of Lockheed Corporation. He also helped establish and from 1986 to 1991 served as Vice President of Marketing for Program Monitor, Inc., a company in the electronic home detention business. Mr. Pollack was educated at the University of California at Los Angeles, where he was a Fellow in special education and received a Ph.D.ABD in that field. He also received an M.A. from Trenton State College and a B.A. from Franklin & Marshall College.

       LYNNE K. ROBERTS, 48, has served as Vice President-Human Resources and Secretary of Telecom Wireless since May 1999. From March 1997 through November 1998, she was Vice President of Voice and Data Communications, Inc., a Greenwich, Connecticut, telecommunications company. From 1986 through February 1997, Ms. Roberts was associated with CGI Worldwide, Inc., Englewood, Colorado, where her duties included business development for the company. CGI is a telecommunications company which has designed, engineered, constructed and developed over 80 cellular, paging and cable television systems around the world. Before joining CGI, Ms. Roberts was a senior credit analyst with Motorola Communications, San Mateo, California.

ADVISORY BOARD

       Telecom Wireless has established an Advisory Board to consist of persons having experience and expertise in areas relevant to the business of the company who are not employed by the company. The purpose of the Advisory Board is to provide information and guidance to the Board of Directors with respect to all aspects of the company's business, including operations, regulation and finance. To date, only one member of the advisory board has been identified. The Board of Directors will identify additional advisory board members based upon their experience, education and other qualifications.

       JOHN H. SUNUNU served as Chief of Staff and Counselor to President George Bush from 1989 to 1992. He had served as Governor of New Hampshire from 1983 until 1989. Since leaving the White House, Governor Sununu has pursued various business interests and was co-host of CNN's nightly "Crossfire" program from 1992 to 1998. Before becoming Governor of New Hampshire, he was an educator, engineer and small businessman. He earned his Ph.D. in mechanical engineering from

Massachusetts Institute of Technology in 1966. From 1968 until 1973, he was Associate Dean of the College of Engineering and Associate Professor of Mechanical Engineering at Tufts University. He was on the Advisory Board of the Technology and Policy Program at MIT from 1984 to 1989. From 1963 until his election as Governor, he was President of JHS Engineering Company and Thermal Research, Inc. He helped establish and from 1960 until 1965 served as Chief Engineer of Astro Dynamics, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

       SALARY AND BONUS; EMPLOYMENT AGREEMENTS. No executive officer was paid more than $100,000 in salary and bonus for services provided to the company during the fiscal year ended June 30, 1999.

       Telecom Wireless has entered into written employment agreements with all its executive officers except Dr. Roberts. Each agreement has a term of three years from April 1, 1999, and provides for payment of a base salary, which may be increased at the end of each year. The annual salaries payable by the company to Dr. Roberts and the other executive officers of the company under these agreements or other arrangements were as follows as of the date of this registration statement:

                                  ANNUAL SALARY
                                  -------------
        James C. Roberts            $250,000
        Calvin D. Smiley            $225,000
        Kosta S. Kovachev           $250,000
        Robert L. Fredrick          $225,000
        Shawn P. Richmond           $125,000

       All officers of the company are eligible to participate in the executive bonus pool, which is fixed at an amount equal to five percent of the adjusted net profits of Telecom Wireless less certain items, including contributions to pension or profit sharing plans (of which there currently are none), extraordinary gains or losses, and refunds or deficiencies of federal or state income taxes paid in a prior year. The maximum bonus payable for any one year may not exceed 100% of the officer's base salary for the year.

       Under the written employment agreements, the company may terminate the officer's employment at its discretion at any time during the initial three-year term. However, the company must pay the officer an amount equal to the officer's base salary for the remainder of the initial term. After the initial term, the officer's employment may be terminated by the company without cause upon payment on the termination date of an amount equal to six times the officer's then monthly base salary. An officer may terminate a written employment agreement on 30 days' notice to the company.

       The company may also terminate the written agreements for cause as defined in the agreements. The company must give the officer notice of the breach, however, and an opportunity to cure.

       If the company is acquired, is the non-surviving party in a merger, or sells all or substantially all its assets, the company is required to use its best efforts to cause the written employment agreements to be assumed by the acquirer or surviving company.

       OPTION GRANTS IN LAST FISCAL YEAR. The following table provides information on options granted to the executive officers of the company during the fiscal year ended June 30, 1999. All such options are non-qualified options exercisable at the fair market value of a share of the company's common stock on the date of grant. The options have no value unless the company's stock price appreciates beyond the exercise price and the holder satisfies all applicable vesting requirements. All the options granted to executive officers during 1999 vest 33-1/3% per year over three years. They also vest in full on a change in control of the company. The options reflected in the table were granted before adoption of the company's 1999 Stock Option and Restricted Stock Plan, which is discussed below.

OPTION GRANTS IN LAST FISCAL YEAR
INDIVIDUAL GRANTS

 (a)                   (b)               (c)                    (d)           (e)
                       Number of         Percent of Total
                       Securities        Options Granted to     Exercise
                       Underlying        Employees in           Price         Expiration
 Name                  Options Granted   Fiscal Year            ($/Share)     Date
 ----                  ---------------   -----------            ---------     ----
 James C. Roberts      2,000,000         36.1%                  $10.55        Apr. 13, 2004
 Calvin D. Smiley      200,000           3.6%                   $10.55        Apr. 13, 2004
 Kosta S. Kovachev     1,000,000         18.0%                  $10.55        Apr. 13, 2004
 Robert L. Fredrick    500,000           9.0%                   $10.55        Apr. 13, 2004
 Shawn P. Richmond     200,000           3.7%                   $10.55        Apr. 13, 2004

       OPTION EXERCISES AND VALUES. None of the options granted to the executive officers of Telecom Wireless before the end of fiscal year 1999 were exercisable before the end of that year. In accordance with SEC regulations, the following table nevertheless provides information on exercises of stock options during the fiscal year and the fiscal year-end value of unexercised options:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

                                                      Number of
                       Shares                         Unexercised         Value of Unexercised
                       Acquired on      Value         Options at Fiscal   In-the-Money Options at
 Name                  Exercise (#)     Realized ($)  Year End (#)        Fiscal Year End ($)
 ----                  ------------     ------------  ------------        -------------------
                                                      Exercisable/        Exercisable/
                                                      Unexercisable       Unexercisable
                                                      -------------       -------------
 James C. Roberts      0                0             0/2,000,000         0/$3,556,000
 Calvin D. Smiley      0                0             0/200,000           0/$355,600
 Kosta S. Kovachev     0                0             0/1,000,000         0/$1,778,000
 Robert L. Fredrick    0                0             0/500,000           0/$889,000
 Shawn P. Richmond     0                0             0/200,000           0/$355,600

       RECENT GRANTS OF OPTIONS. In connection with Mr. Smiley's appointment as chief operating officer of Telecom Wireless in August 1999, the company granted him options to purchase 300,000 shares of common stock at an exercise price of $14.42 per share, the fair market value of a share of the company's common stock on the date of grant. The options vest in equal installments over three years beginning one year from the date of grant, and expire in August 2004. For administrative convenience, these options were not granted under the company's 1999 Stock Option and Restricted Stock

Plan. The Company granted an identical option to Esper Gullatt, Jr., in connection with his concurrent appointment as Vice President-Business Development.

       In September 1999, Mr. Richmond was granted options to acquire 350,000 shares of the common stock of Telecom Wireless under his employment contract with the company. The company entered into the contract in connection with its acquisition of Prentice Technologies, Inc. The options vest over a three-year period in installments of 100,000 each after the first two years and 150,000 after the third year, assuming certain financial performance criteria to be approved by the company's Board of Directors are met. The criteria includes minimum annual revenues from the company's ASP business of $10 million for the fiscal year ending June 30, 2000, $20 million for the fiscal year ending June 30, 2001 and $30 million for the fiscal year ending June 30, 2002. Half of the options vesting after any year are exercisable at $0.10 per share. The other half are exercisable at $7.73 per share. The options vest in full upon a change in control of the company or if Mr. Richmond's employment is terminated without cause during the initial three-year term of his employment contract, whether or not the performance criteria are satisfied. The options expire in September 2009.

1999 STOCK OPTION AND RESTRICTED STOCK PLAN

       The Board of Directors of Telecom Wireless adopted the company's 1999 Stock Option and Restricted Stock Plan, which we sometimes refer to below as the "1999 Plan," to attract and retain qualified personnel. A total of 800,000 shares of the company's common stock may be issued to grantees and recipients under the plan. The plan allows issuance of both qualified (or incentive) options and non-qualified options as well as shares of restricted stock (stock awards) and by its terms continues in effect for ten years. Options and stock awards will be granted to employees, independent contractors, officers, directors and consultants at the discretion of the Board of Directors or committee administering the plan.

       The Board of Directors adopted the plan on May 4, 1999, but the plan must be approved by a vote of the stockholders of Telecom Wireless within one year of that date to become effective permanently. The plan provides for appropriate adjustment in the number of shares subject to the plan and to grants previously made if there is a stock split, stock dividend, reorganization or other similar change affecting the company's corporate structure or its equity securities. If shares under a grant are not issued to the extent permitted before the expiration or forfeiture of the grant, those shares would again be available for future grants under the plan. No grant may be made under the plan after May 4, 2009, but awards granted before or on that date may extend beyond it.

       The Board of Directors has delegated administration of the 1999 Plan to a committee of the Board consisting of two members of the Board. At such time as Telecom Wireless has any class of equity security which is registered under Section 12 of the Act, the committee is required to consist of two or more non-employee directors, the members of which will meet the SEC definition of "disinterested directors" and the IRS definition of "outside directors." The option exercise price, exercise period, time of vesting, and other terms of an option, in addition to terms that are applicable to a stock award, will be determined by the committee. Telecom Wireless currently does not have any disinterested directors.

       All employees, officers, directors, and consultants of the company or a subsidiary of the company are eligible for options and stock awards under the 1999 Plan. At this time, it is not possible to predict the number of employees who will be selected to receive options and/or stock awards under the 1999 Plan, and the number of grantees could vary from time to time.

       Unless otherwise fixed by the committee, the term of an option will be five years from the date of grant, but no option may have a term of more than ten years from the date of grant.

       Stock awards granted under the 1999 Plan may be subject to a restricted period or may be fully vested as of the date of issuance. The Board, in its sole discretion, at the time an award is made may prescribe other restrictions in addition to expiration of the restricted period, such as satisfaction of corporate or individual performance objectives.

       There are no federal income tax consequences to a participant or the company upon the grant of a stock option granted under the plan.

       All stock options, and stock awards for which restrictions prescribed by the Board have not been satisfied, are non-transferable, other than by will or by the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee.

Unvested portions of stock options and stock awards immediately expire upon termination of employment for any reason other than death or disability, unless the Board, in its discretion, determines otherwise; vested options may be exercised for up to three months following the termination, unless termination is for cause. If the company terminates employment for cause, all unexercised awards expire upon the termination.

       Shares of stock may not be issued or delivered upon exercise of a stock option or stock award until the optionee or recipient pays the exercise price in full, or any payment required under a stock grant agreement, if any, and any required tax withholding and, if applicable, the completion of registration and listing of the shares or qualification as a private placement and the obtaining of any other required approvals.

       The Board of Directors may amend, alter or discontinue the 1999 Plan, provided that any such amendment, alteration or discontinuance does not impair the rights of any grantee, without his or her consent, under any stock option or stock award previously granted. The Board of Directors may not, without stockholder approval, (i) increase the total amount of stock which may be purchased or issued through options or awards granted under the 1999 Plan, or (ii) change the class of employees or consultants eligible to participate in the 1999 Plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PHOENIX COMMUNICATIONS SHARE EXCHANGE

       In April 1999, Telecom Wireless acquired all the issued and outstanding shares of Phoenix Communications, Inc. The stockholders of Phoenix received 13,825,000 shares of the common stock of Telecom Wireless in exchange all of Phoenix's outstanding shares. Phoenix at the time was, and remains, inactive and with no assets or liabilities. Accordingly, no value was attributed to Phoenix for accounting purposes.

       The stockholders of Phoenix included several members of management of Telecom Wireless. Shares of Telecom Wireless' common stock were issued to the following officers and directors, directly or indirectly, in the following amounts and for the following deemed values in the exchange:

                    Name             No. Shares
                    ----             ----------
             James C. Roberts(1)     10,450,000
             Calvin D. Smiley        100,000
             Kosta S. Kovachev       750,000
             Robert L. Fredrick      500,000
             Lynne K. Roberts        300,000
             Allen Leeds             1,000,000
             Esper Gullatt, Jr.      100,000
             Paul L. Francis         100,000
             Lewis G. Pollack        100,000
             Shawn P. Richmond       100,000

(1) Held in the name of The Roberts Family Trust, of which Dr. Roberts and his spouse, Lynne K. Roberts, are sole trustees.

JOHN H. SUNUNU

       On August 31, 1999, Telecom Wireless entered into a Services Agreement with John H. Sununu, a member of the company's Advisory Board. The Services Agreement requires Governor Sununu to render financial consulting and other services to the company for 48 months. As consideration, Telecom Wireless issued to Governor Sununu two stock purchase warrants at the time the parties entered into the Services Agreement. The first is for the purchase of 500,000 shares of the company's common stock at an exercise price of $5.50 per share. The closing price of the company's common stock on the trading day immediately before the execution and delivery of the Services Agreement was $13.75 per share. The second warrant is for the purchase of 720,000 shares of the company's common stock. This warrant vests at the rate of 15,000 shares per month for 48 consecutive months. The exercise price for each installment is 50% of the market value of the company's common stock on the vesting date for that installment. For this purpose, market value is deemed to be the average of the closing prices for the 20 trading days preceding the vesting date. In the event of a change in control, an additional number of installments are to vest and become exercisable equal to the number of previously vested installments, and the number of shares included in each monthly installment will double. The parties can terminate the Services Agreement at any time upon giving ten days' notice to each other. The company has recorded approximately $122,000 of stock-based compensation for the quarter ended September 30, 1999, as a result of the issuance of these two warrants.

       On August 5, 1999, Governor Sununu, through a retirement plan controlled by him, purchased 53,000 shares of restricted common stock of Telecom Wireless for $7.00 per share in a private placement. The shares had registration rights and were accompanied by repricing warrants. The closing price of the company's publicly traded common stock on the trading day immediately before Governor Sununu's purchase was $14.38 per share. These 53,000 shares and 53,000 shares issuable under the repricing warrants are among the shares covered by this registration statement.

KEYS MICROCABLE TRANSACTION

       In early 1999, Calvin D. Smiley, the President and a director of Telecom Wireless, and Esper Gullatt, Jr., the Vice President - Business Development of the company, entered into a management agreement through an entity controlled by them whereby they were to receive a 50% equity interest in Keys Microcable Corporation ("KMC"), a wholly-owned subsidiary of the company, in consideration of the performance of management services. At that time, Messrs. Smiley and Gullatt were not associated with the company, so that the agreement was negotiated at arms' length. However, this agreement was terminated, after partial performance, in connection with the April 1999 Phoenix Communications share exchange described above. The Board of Directors (Mr. Smiley abstaining) has approved a settlement of any claims Messrs. Smiley and Gullatt may have for an equity interest in KMC for $650,000, payable by issuance of warrants for the purchase of 123,222 shares of restricted common stock of Telecom Wireless at an exercise price of $5.275 per share, or 50% of the average closing price per share for the 20 trading days preceding April 12, 1999, the date on which present management assumed control of the company.

LOAN TO OFFICER

       In August 1999, Telecom Wireless loaned $60,000 to Kosta S. Kovachev, the company's Executive Vice President and Chief Financial Officer. The loan is considered an advance of Mr. Kovachev's executive bonus, if any, for the current fiscal year, which ends June 30, 2000. The company may withhold the amount due on the loan from the bonus. As of the date of this registration statement, the remaining terms of this loan have not been determined.

LOAN FROM OFFICER

       In October 1999, James C. Roberts, Chief Executive Officer and Chairman of the Board of Directors of the company, loaned the company $250,000. As of the date of this registration statement, the terms of this loan have not been established.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL


The authorized capital stock of Telecom Wireless consists of 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. As of November 19, 1999, the company had 16,426,377 shares of common stock outstanding, held by 449 stockholders of record, and 20,000 shares of preferred stock held by one stockholder of record.

COMMON STOCK

       All shares of common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the common stockholders. The shares of common stock have no preemptive, conversion or redemption rights and may only be issued as fully paid and nonassessable shares. Cumulative voting in the election of directors is not allowed, which means that the holders of a majority of the issued and outstanding shares of common stock will be able to elect all the company's directors should they choose to do so. Each holder of common stock, upon liquidation of the company, is entitled to receive a pro rata share of the company's assets available for distribution to common stockholders.

PREFERRED STOCK

       The company is authorized to issue up to 25,000,000 shares of preferred stock, $.001 par value per share, in series. The company's Board of Directors is authorized to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

       Dividends on outstanding shares of preferred stock shall be paid or declared and set apart for payment, before any dividends shall be paid or declared and set apart for payment on common stock of the company with respect to the same dividend period.

       Unless otherwise provided in any resolution of the Board of Directors of the company providing for the issuance of any particular series of preferred stock, no holder of preferred stock shall have any pre-emptive right as such holder to subscribe for, purchase or receive any part of any new or additional issue of capital stock of any class or series.

       REDEEMABLE, NON-VOTING, CONVERTIBLE PREFERRED STOCK - SERIES 1998-1

       The company's Board of Directors has designated 20,000 shares of preferred stock as the Redeemable, Non-Voting, Convertible Preferred Stock -Series 1998-1 (the "Series 1998-1 Preferred").

       Series 1998-1 Preferred shall be convertible into shares of common stock of the company upon the filing of a registration statement with the SEC for a public offering of shares of the company. One-half of the shares upon exercise of the conversion will have piggyback registration rights on the first public offering; the remaining shares resulting from the conversion will have piggyback registration rights on the next public offering. The conversion rate will be determined at the time of the public offering by first taking 25% of the price at which a share of the company's common stock will be offered to the public. This number so calculated will be the divisor and the redemption price of $100 will be the dividend and the quotient will then be the number of shares of common stock into which each share of Series 1998-1 Preferred will be convertible.

       Commencing on January 1, 2005, the company has the right to redeem the Series 1998-1 Preferred at any time and form time to time in whole or in part. The redemption price for each share of Series 1998-1 Preferred is $100.00. In the event of a redemption of only a part of the outstanding Series 1998-1 Preferred, the company will effect such redemption ratably according to the number of shares held by each holder of the Series 1998-1 Preferred.

       Shares of Series 1998-1 Preferred have no voting rights unless otherwise expressly required by the laws of the State of Utah.

       Upon liquidation, dissolution or winding up of the company, whether voluntary or involuntary, resulting in the distribution of its assets to its shareholders, the holders of Series 1998-1 Preferred then issued and outstanding shall be entitled to receive an amount equal to $100 per share plus any accumulated but unpaid dividends, and no more, before any payment or distribution of the assets of the company is made to or set apart for the holders of common stock of the company. If the assets of the company are insufficient for the payment to them of the full preferential amount described above, such assets shall be distributed ratably among the holders of the Series 1998-1 Preferred.

                                      PART II

    ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            RELATED STOCKHOLDER MATTERS

       (a)    MARKET PRICE

       The common stock of Telecom Wireless is traded in the over-the-counter
(OTC) market and quoted through the OTC Bulletin Board under the symbol "NOYR." The market for the common stock is characterized generally by low volume and broad price and volume volatility. Telecom Wireless cannot give any assurance that a stable trading market will develop for its stock.

       The following table sets forth the range of high and low bid quotations for the company's common stock for each of the quarters within the last two fiscal years:

HIGH AND LOW BID PRICES

          Fiscal Year Ended June 30, 1998           Low Bid           High Bid
          -------------------------------           -------           --------
          First Quarter                             $ *               $ *
          Second Quarter                            $ *               $ *
          Third Quarter                             $ 8 3/4           $ 12 1/2
          Fourth Quarter                            $ 5               $ 42 1/2

          Fiscal Year Ended June 30, 1999           Low Bid           High Bid
          -------------------------------           -------           --------
          First Quarter                             $ 22 1/2          $ 61 1/4
          Second Quarter                            $  5              $ 33 1/8
          Third Quarter                             $  8 1/8          $ 18 3/4
          Fourth Quarter                            $  3 3/4          $ 18

       -----------------------
       * Not available.

       The quotations in the table above reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. They have been adjusted for a one-for-50 reverse stock split effected on April 23, 1998, and a one-for-five reverse stock split effected on May 4, 1999.

       (b)    HOLDERS

       As of November 19, 1999, the company had 16,426,377 shares of common stock outstanding, held by 449 stockholders of record, and 20,000 shares of preferred stock held by one stockholder of record.

       (c)    DIVIDENDS

       Telecom Wireless has not paid any dividends on its common stock. Telecom Wireless currently intends to retain any earnings for use in its operations and to finance acquisitions. Therefore, Telecom Wireless does not anticipate paying cash dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the registrant's operating and financial condition, among other factors.

ITEM 2.  LEGAL PROCEEDINGS

       Except with respect to the West Palm Beach lease discussed above under "Properties" and the claims discussed below, no litigation is pending or, to the knowledge of management, threatened against Telecom Wireless Corporation or any of its subsidiaries that, individually or collectively, could have a material adverse effect upon the company's financial condition.

       By letter dated November 16, 1999, Shawn P. Richmond, through his attorney, seeks rescission of his sale of 90% of the common stock of Prentice Technologies, Inc. to the company. See "Part I, Item 1. Description of Business -- Acquisitions." Mr. Richmond alleges that the company made material misrepresentations and/or failed to disclose material information in connection with the transaction. In addition, he seeks a substantial amount of money. Management denies the allegations and intends to vigorously defend any legal proceedings which may result from these claims. As of the date of this registration statement, Mr. Richmond and the company are in negotiations including the possible spin-off of Prentice on an accelerated schedule.

       In September 1999, the company entered into agreements to acquire a small equity interest in each of two entities for $1.6 million in cash and 500,000 shares of the company's common stock with registration rights. The company paid $700,000 (financed with borrowed funds under a convertible promissory note due in May 2000) and the balance is due in installments ending in June 2000. Concurrently, the company entered into a five-year license that purports to obligate the company to place a purchase order for equipment backed by a non-cancelable letter of credit. The company has not delivered the 500,000 shares. The seller/licensor has given notice of default and termination of the right to purchase the equity interest in one of the entities and the license agreement. Title to the equity interest in the other entity has been delivered to the company. In addition, the seller/licensor claims the company is obligated to pay the additional $900,000.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

       Within the past three years, Registrant has sold the following securities without registering them under the Securities Act of 1933:

       Present management assumed control of the issuer in April 1999. Records regarding sales of Registrant's securities prior to that time are incomplete and many records prior to about May 1998 are largely unavailable.

       Between March 10, 1998 and July 20, 1998, Registrant authorized the issuance of and issued 255,400 shares of common stock and an option for the purchase of 260,000 shares of common stock to ten individuals and one entity which appears to have been affiliated with one of such individuals. Management believes these securities were issued in consideration of services rendered to Registrant. The securities registration exemption relied upon by Registrant is unknown.

       On or about May 8, 1998, Registrant authorized the issuance of and thereafter issued 5,200 shares of its common stock to four individuals in consideration of $.50 per share. The securities registration exemption relied upon by Registrant is unknown. In June, 1998, Registrant authorized the issuance of and issued 463,092 shares of its common stock to five persons in exchange for all of the common stock of Keys Microcable Corporation. Registrant also authorized the issuance to one of the former shareholders of Keys Microcable Corporation convertible preferred stock in connection with the conversion to equity of approximately $1.2 million of debt owed by Keys Microcable Corporation. Registrant also issued an option for the purchase of shares of its common stock to the same individual. It appears Registrant relied upon the exemption from securities registration provided by Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

       In August 1998, Registrant authorized the issuance of and issued 120,000 shares of common stock to Cavalier Securities, Ltd., or its nominees. Management believes that all or a substantial portion of these securities were sold for cash. It appears Registrant relied upon the exemption from securities registration provided by Rule 504 of Regulation D under the Securities Act.

       On or about March 26, 1999, Registrant authorized for issuance and thereafter issued 13,825,000 shares of its common stock in exchange for the 13,500 outstanding shares of the common stock of Phoenix Communications, Inc., held by 13 persons of which nine are accredited investors. The exchange was consummated in April 1999. Of the 13 former shareholders of Phoenix Communications, Inc., 11 either are or have been members of management of Registrant subsequent to the exchange.

       In April, 1999, Registrant authorized for issuance and thereafter sold 120,000 shares of common stock for gross proceeds aggregating $600,000 to six persons pursuant to the exemption from securities registration provided by Rule 504 of Regulation D under the Securities Act. Placement agent fees and costs aggregating $83,100 were paid to Jack Augsback & Associates, Inc., a non-affiliated third party, and others.

       Registrant entered into Common Stock Purchase Agreements dated May 25, 1999, July 28, 1999, and September 10, 1999, pursuant to which 466,963 shares of Registrant's common stock, with registration rights, thereafter were sold to 28 persons for gross proceeds aggregating $3,268,745. One such person is not accredited. Registrant also issued repricing warrants to purchasers in the offering. Shares of the Registrant's common stock are issuable under the repricing warrants if the average of the closing bid prices of the Registrant's common stock is less that $8.75 for the 20 trading days immediately after the effective date of the registration statement in which the purchased shares are included pursuant to the registration rights. If the average is less than $8.75, the repricing shares are required to be issued at a negligible exercise price, $.001 per share, on or after the 21st trading day after the effective date. The number of repricing shares to be issued will be calculated by taking the number of shares of common stock originally purchased by the stockholder and multiplying by a fraction, the numerator of which is $8.75 minus the average and the denominator of which is the average itself. Placement agent fees and costs aggregating $500,020 were paid to Jack Augsback & Associates, Inc., and Thomson Kernaghan & Co. Ltd., non-affiliated third parties, and others. Jack Augsback & Associates, Inc., Thomson Kernaghan & Co. Ltd. and their assignees also were issued warrants for the purchase of 195,487 shares of the Company's common stock.

       On July 7, 1999, Registrant authorized for issuance and subsequently issued 17,500 shares of its common stock to one entity in consideration of services rendered to Registrant by that entity.

       Effective in April, May and August 1999, Registrant issued non-qualified options for the purchase of 5,561,192 shares of its common stock to nine officers and one employee of Registrant of which eight are accredited investors.

       Between April 14, 1999, and September 30, 1999, Registrant issued 38,046 shares of its common stock and issued or has agreed to issue non-qualified and incentive options for the purchase of 170,328 shares of its common stock to employees of Registrant and a subsidiary of Registrant in compensatory transactions pursuant to the exemption from securities registration provided by Rule 701 under the Securities Act.

       In August 1999, Registrant issued or authorized the issuance of warrants for the purchase of up to 1,340,000 shares of its common stock to three financial consultants.

       Effective in August 1999, Registrant issued warrants for the purchase of 119,432 shares of its common stock to two officers of Registrant, one of which is accredited, in consideration of management services rendered to a subsidiary of the company prior to April 1999.

       In November 1999, Registrant issued to one person a promissory note in the principal amount of $700,000 convertible into shares of the Company's common stock at a conversion price of $7.00 per share in consideration of the assignment of certain technology-related equity interests.

       In September and October 1999, Registrant issued for $1,000,000 in cash promissory notes aggregating $1,000,000 in principal amount and warrants for the purchase of 200,000 shares of its common stock to seven persons. Placement agent fees in the form of a warrant for the purchase of 300,000 shares of Registrant's common stock were paid to First Equity Capital Securities, Inc., a non-affiliated third party.

       In July and September 1999, Registrant issued 375,229 shares of its common stock and options for the purchase of 350,000 shares of its common stock in connection with its acquisition of America's Web Station, Inc., and Prentice Technologies, Inc., to three individuals. Two of the three individuals are not accredited investors as defined in the Securities Act.

       In December 1999, the Company authorized the issuance of 100,000 shares of its common stock to one individual for gross proceeds aggregating $250,000 and warrants for the purchase of an additional 100,000 shares.

       With respect to all of the transactions which occurred after closing of the acquisition by Registrant of Phoenix Communications, Inc., in April 1999:

       1. The purchasers represented they were taking the securities for investment and not for distribution.

       2. The purchasers acknowledged that the certificates evidencing the securities would bear a legend restricting transfer under the Securities Act since they had not been sold in a registered offering.

       3. Except as stated above and except as to transactions claimed to be exempt from registration pursuant to Rule 701 under the Securities Act, all purchasers represented to Registrant that they were accredited investors as defined in the Securities Act.

       4. Except as stated above, Registrant relied upon the exemption from securities registration provided by Section 4(2) and/or Rule 506 of Regulation D under the Securities Act and/or Rule 701 under the Securities Act with respect to certain compensatory transactions.
              Section 4(2) of the Securities Act covers "transactions by an issuer not involving any public offering," with respect to the issuance of securities without registration under the Securities Act of 1933. The Company believes that the persons to whom the securities were issued did not need the protections that registration would afford.

       All share amounts in the discussion above have been restated to reflect the 1-for-50 reverse stock split of the Registrant on April 23, 1998 and the 1-for-5 reverse stock split of the Registrant on May 4, 1999.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company's Articles of Incorporation provide that the company shall provide indemnification and/or exculpation to its directors, officers, employees, agents and other entities that deal with it to the maximum extent provided, and under the terms provided, by the laws and decisions of the courts of the State of Utah and by any additional applicable federal or state laws or court decisions.

       The Utah Revised Business Corporation Act ("URBCA") provides that a corporation may indemnify a director of the corporation who was, is or is threatened to be made, a named defendant or respondent in a proceeding by virtue of his position in the corporation if his conduct was in good faith and he reasonably believed that the conduct was in, or not opposed to, the corporation's best interests; and in the case of any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful. However, the URBCA provides that a corporation may not indemnify a director: (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable or (ii) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving an action taken in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit. Indemnification is limited to reasonable expenses incurred in connection with the proceeding. The URBCA further provides that unless limited by the articles of incorporation, a corporation shall indemnify a director who is successful, on the merits or otherwise, in the defense of any proceeding or in the defense of any claim, issue or matter in the proceeding, to which he or she was a party because he or she is or was a director of the corporation, against reasonable expenses incurred in connection with the successful defense of any such proceeding or claim.

       A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition if (i) the director furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct described in the URBCA, (ii) the director furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct and (iii) a determination is made that the facts then known to those making such determination would not preclude indemnification under the URBCA.

       A director may also seek court-ordered indemnification under the URBCA, provided that such indemnification is limited to reasonable expenses incurred, and the court may order such indemnification regardless of whether the director has met the applicable standard of conduct set forth in the URBCA.

       The URBCA outlines the requirements for determining and authorizing indemnification of directors, and provides that a determination shall be made
(i) by a majority vote of the board of directors, with only those director not party to the proceeding being counted in satisfying the presence of a quorum; (ii) if a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not party to the proceeding, except that directors who are party to the proceeding may participate in the designation of directors for the committee, (iii) by special legal counsel selected by a quorum of the board of directors or its committee or, if a quorum of the board of directors cannot be obtained and a committee cannot be designated, selected by a majority vote of the full board of directors, in which selection directors who are parties to the proceeding may participate or (iv) by the stockholders, by a majority of the votes entitled to be cast by the holders of qualified shares present in person or by proxy at a meeting.

       An officer is entitled to mandatory indemnification and may apply for court-ordered indemnification to the same extent as a director under the URBCA. A corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent to the same extent as to any director and to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

       A provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract (except an insurance policy) or otherwise is valid only if and to the extent the provision is not inconsistent with the URBCA.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the "Act") may be permitted to directors, officers, and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                                           INDEX TO FINANCIAL STATEMENTS

                                                                                   Page
                                                                                   ----
TELECOM WIRELESS CORPORATION
     Independent Auditors' Reports..................................................F-1
     Consolidated Financial Statements
         Consolidated Balance Sheets................................................F-3
         Consolidated Statements of Operations......................................F-4
         Consolidated Statement of Changes in Shareholders' Equity..................F-5
         Consolidated Statements of Cash Flows......................................F-6
     Notes to Consolidated Financial Statements.....................................F-8

SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.
     Independent Auditors' Report..................................................F-28
     Financial Statements
         Balance Sheets............................................................F-29
         Statements of Operations..................................................F-30
         Statement of Changes in Shareholders' Equity..............................F-31
         Statements of Cash Flows..................................................F-32
     Notes to Financial Statements.................................................F-33

AMERICA'S WEB STATION, INC.
     Independent Auditors' Report..................................................F-39
     Financial Statements
         Balance Sheets............................................................F-40
         Statements of Operations..................................................F-41
         Statement of Changes in Shareholders' Equity..............................F-42
         Statements of Cash Flows..................................................F-43
     Notes to Financial Statements.................................................F-44

UNAUDITED PRO FORMA INFORMATION

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS..............................F-50

UNAUDITED PRO FORMA COMBINED STATEMENTS OF CASH FLOWS..............................F-52

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.........................F-54


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Telecom Wireless Corporation
Denver, Colorado


We have audited the accompanying consolidated balance sheet of Telecom Wireless Corporation and Subsidiary (the Company) as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telecom Wireless Corporation and Subsidiary at June 30, 1999 the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                  /s/ Ehrhardt Keefe Steiner & Hottman PC
October 26, 1999
Denver, Colorado

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Telecom Wireless Corporation
Boca Raton, Florida


We have audited the accompanying consolidated statements of operations, accumulated deficit, and cash flows of Telecom Wireless Corporation and Subsidiary (the Company) for the year ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Telecom Wireless Corporation and Subsidiary's operations and their cash flows for the year ended June 30, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Gerstle, Rosen & Associates, P.A.

September 22, 1998

                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                              June 30,          September 30,
                                                                                                 1999                 1999
                                                                                          -----------          --------------
                                                                                                                 (Unaudited)
                                     ASSETS
Current assets
   Cash                                                                                   $   620,666           $   695,779
   Accounts receivable, net of allowance of $14,000                                            49,559               700,812
   Accounts receivable - employees                                                                  -               135,163
   Stock subscription receivable (paid in full subsequent to year end) (Note 12)              352,666                     -
                                                                                          -----------          --------------
       Total current assets                                                                 1,022,891             1,531,754
                                                                                          -----------          --------------
Property and equipment, net (Note 4)                                                          589,797               958,412
                                                                                          -----------          --------------
Intangible assets
   Subscribers list (Note 3)                                                                        -               225,000
   Licenses (Note 16)                                                                         523,117               523,117
   Goodwill (note 3)                                                                          741,848             3,530,218
     Less accumulated amortization                                                           (300,978)             (357,963)
                                                                                          -----------          --------------
   Net intangible assets                                                                      963,987             3,920,372
                                                                                          -----------          --------------
Idle equipment (Note 16)                                                                      181,256               174,285
Deferred acquisition costs                                                                          -               391,858
Deferred offering costs                                                                             -               100,850
Other assets                                                                                   18,962                77,064
                                                                                          -----------          --------------
Total assets                                                                              $ 2,776,893           $ 7,154,595
                                                                                          -----------          ------------
                                                                                          -----------          ------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Line-of-credit (Note 6)                                                                $         -           $    60,043
   Note payable - financing agreement (Note 7)                                                      -               311,722
   Accounts payable                                                                           618,006             1,767,000
   Short-term notes payable (Note 9)                                                                -             1,294,135
   Accrued expenses (Note 5)                                                                  140,703                62,961
   Current portion of capital lease obligations (Note 8)                                            -                13,921
   Deferred rent liability                                                                          -               163,221
   Current portion of notes payable (Note 10)                                                       -                 5,662
                                                                                          -----------          ------------
       Total current liabilities                                                              758,709             3,678,665

Note payable, less current portion (Note 10)                                                        -                 7,772
Capital lease obligation, less current portion (Note 8)                                             -               149,800
                                                                                          -----------          ------------
                                                                                              758,709             3,836,237
                                                                                          -----------          ------------
Commitments and contingencies (Notes 12, 13, 16 and 17)

Minority interest (Note 3)                                                                          -                16,061

Stockholders' equity (Notes 12, 13 and 14)
   Preferred stock, $.001 par value, 25,000,000 shares authorized, 20,000 shares
    issued and outstanding (Note 11)                                                        2,000,000             2,000,000
   Less discount on preferred stock                                                          (631,932)             (607,493)
                                                                                          -----------          ------------
                                                                                            1,368,068             1,392,507
   Common stock, $.001 par value, 100,000,000 shares authorized; 15,107,920
    (June 30, 1999) and 15,753,518 (September 30, 1999) shares issued and outstanding
                                                                                               15,108                15,754
   Additional paid-in capital                                                               4,315,231             8,460,417
   Accumulated deficit                                                                     (3,680,223)           (6,566,380)
                                                                                          -----------          ------------
     Total stockholders' equity                                                             2,018,184             3,302,298
                                                                                          -----------          ------------
Total liabilities and stockholders' equity                                                $ 2,776,893           $ 7,154,595
                                                                                          -----------          ------------
                                                                                          -----------          ------------

                 See notes to consolidated financial statements.

                                   TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                For the Years Ended                For the Three Months Ended
                                                                     June 30,                           September 30,
                                                         -------------------------------          -------------------------------
                                                             1998                1999                1998                1999
                                                         ------------         -----------         -----------        ------------
                                                                                                          (Unaudited)
Revenue
   Internet services                                     $          -        $          -        $          -        $     28,535
   Wireless TV revenues                                        45,060             517,261             137,859             138,390
   Other                                                        2,138               5,393               6,495               4,075
                                                         ------------         -----------         -----------        ------------
     Total revenues                                            47,198             522,654             144,354             171,000

Internet service operating costs                                    -                   -                   -              27,823
Direct costs                                                   29,032             275,705             100,044             106,342
General and administrative                                    119,463           2,144,299             234,881           2,406,348
Stock based compensation (Note 8)                                   -           1,547,560                   -             427,699
                                                         ------------         -----------         -----------        ------------
     Total operating expenses                                 148,495           3,967,564             334,925           2,968,212
                                                         ------------         -----------         -----------        ------------
Net loss from operations                                     (101,297)         (3,444,910)           (190,571)         (2,797,212)

Other income (expense)
   Interest expense                                                 -              (1,114)                  -             (64,506)
   Accretion on preferred stock                                     -             (91,227)            (22,807)            (24,439)
                                                         ------------         -----------         -----------        ------------
                                                                    -             (92,341)            (22,807)            (88,945)
                                                         ------------         -----------         -----------        ------------
Net loss                                                 $   (101,297)       $ (3,537,251)       $   (213,378)       $ (2,886,157)
                                                         ------------         -----------         -----------        ------------
                                                         ------------         -----------         -----------        ------------
Net loss per common share
   Basic and diluted                                     $       (.87)       $       (.94)       $       (.05)       $       (.19)
                                                         ------------         -----------         -----------        ------------
                                                         ------------         -----------         -----------        ------------
Shares used in computing net loss per common share
   Basic and diluted                                          116,250           3,759,050           3,928,015          15,256,675
                                                         ------------         -----------         -----------        ------------
                                                         ------------         -----------         -----------        ------------

                 See notes to consolidated financial statements.

                                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                           Preferred Stock                 Common Stock
                                                                    Shares        Amount                Shares       Amount
                                                                    -------       -----------          -------       -------
Balance - June 30, 1997                                                   -       $         -            56,298      $    56

Issuance of common stock for acquisition                                  -                 -           463,093          463

Sale of common stock                                                      -                 -           100,000          100

Issuance of stock for services                                            -                 -            78,600           79

Issuance of preferred stock to extinguish debt                       20,000         1,276,841                 -            -

Net loss                                                                  -                 -                 -            -
                                                                    -------       -----------          -------       -------
Balance - June 30, 1998                                              20,000         1,276,841           697,991          698

Accretion on preferred stock (Note 11)                                    -            91,227                 -            -

Issuance of stock for services                                            -                 -            12,000           12

Sale of common stock                                                      -                 -           155,144          155

Common stock issued in connection with business
reorganization (Note 3)                                                   -                 -        13,825,000       13,825

Proceeds of private offering (net of offering
costs of $83,095) (Note 12)                                               -                 -           120,000          120

Proceeds of private offering (net of offering
costs of $359,994) (Note 12)                                              -                 -           297,785          298

Stock based compensation (Note 13)                                        -                 -                 -            -

Net loss                                                                  -                 -                 -            -
                                                                    -------       -----------          -------       -------
Balance - June 30, 1999                                              20,000         1,368,068        15,107,920       15,108

Proceeds from Private Offering (net of offering
costs of $95,630) (Note 12) (unaudited)                                   -                 -           127,935          128

Proceeds from Private Offering (net of offering
costs of $59,382) (Note 12) (unaudited)                                   -                 -            97,227           97

Accretion on preferred stock (Note 11) (unaudited)                        -            24,439                 -            -

Stock issued for acquisition of America's Web (Note 3) (unaudited)        -                 -            28,562           29

Stock based compensation (Note 13) (unaudited)                            -                 -            27,707           28

Stock issued for acquisition of Prentice (Note 3) (unaudited)             -                 -           346,667          347

Stock issued for services (unaudited)                                                                    17,500           17

Warrants issued in conjunction with bridge loan (Note 9) (unaudited)      -                 -                 -            -

Net loss (unaudited)                                                      -                 -                 -            -
                                                                    -------       -----------          -------       -------
Balance - September 30, 1999 (unaudited)                             20,000       $ 1,392,507        15,753,518      $15,754
                                                                    -------       -----------          -------       -------
                                                                    -------       -----------          -------       -------

                                                                                               Total
                                                         Accumulated        Paid-in          Stockholders
                                                           Deficit           Capital            Equity
                                                        -------------      -----------       ------------



Balance - June 30, 1997                                     (41,675)       $    41,619        $         -

Issuance of common stock for acquisition                          -             13,430             13,893

Sale of common stock                                              -             92,400             92,500

Issuance of stock for services                                    -             72,661             72,740

Issuance of preferred stock to extinguish debt                    -                  -          1,276,841

Net loss                                                   (101,297)                 -           (101,297)
                                                        -------------      -----------       ------------
Balance - June 30, 1998                                    (142,972)           220,110          1,354,677

Accretion on preferred stock (Note 11)                            -                  -             91,227

Issuance of stock for services                                    -             29,988             30,000

Sale of common stock                                              -            290,403            290,558

Common stock issued in connection with business
reorganization (Note 3)                                           -            (13,825)                 -

Proceeds of private offering (net of offering
costs of $83,095) (Note 12)                                       -            516,785            516,905

Proceeds of private offering (net of offering
costs of $359,994) (Note 12)                                      -          1,724,210          1,724,508


Stock based compensation (Note 13)                                -          1,547,560          1,547,560

Net loss                                                 (3,537,251)                 -         (3,537,251)
                                                        -------------      -----------       ------------

Balance - June 30, 1999                                  (3,680,223)         4,315,231          2,018,184

Proceeds from Private Offering (net of offering
costs of $95,630) (Note 12) (unaudited)                           -            641,242            641,370

Proceeds from Private Offering (net of offering
costs of $59,382) (Note 12) (unaudited)                           -            387,771            387,868

Accretion on preferred stock (Note 11) (unaudited)                -                  -             24,439

Stock issued for acquisition of America's Web
(Note 3) (unaudited)                                              -            199,902            199,931

Stock based compensation (Note 13) (unaudited)                    -            305,171            305,199

Stock issued for acquisition of Prentice
(Note 3) (unaudited)                                              -          2,426,322          2,426,669

Stock issued for services (unaudited)                                          122,483            122,500

Warrants issued in conjunction with
bridge loan (Note 8) (unaudited)                                  -             62,295             62,295

Net loss (unaudited)                                     (2,886,157)                 -         (2,886,157)
                                                        -------------      -----------       ------------
Balance - September 30, 1999 (unaudited)                $(6,566,380)       $ 8,460,417        $ 3,302,298
                                                        -------------      -----------       ------------
                                                        -------------      -----------       ------------


               See notes to consolidated financial statements.

                 TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               For the Years Ended                For the Three Months Ended
                                                                     June 30,                            September 30,
                                                           ---------------------------           ----------------------------
                                                               1998              1999                1998              1999
                                                           ---------        -----------          ---------        -----------
Cash flows from operating activities
   Net loss                                                $(101,297)       $(3,537,251)         $(213,378)       $(2,886,157)
                                                           ---------        -----------          ---------        -----------
   Adjustments to reconcile net loss to net cash
    used by operating activities
     Depreciation and amortization                            30,869            348,708             62,646            117,347
     Stock issued for services                                     -             30,000             30,000            122,500
     Stock based compensation                                      -          1,547,560                  -            305,199
     Warrants issued                                               -                  -                  -             62,294
     Other                                                     1,241                  -                  -                  -
     Accretion on preferred stock                                  -             91,227             22,807             24,439
     Changes in assets and liabilities
       Accounts receivable                                    (1,551)            12,245             (4,612)           (55,074)
       Other assets                                            8,387             (3,880)            (2,830)             1,049
       Accounts payable                                       (6,315)           (14,510)            (6,273)         1,072,336
       Accrued expenses                                      (14,080)           104,445            (28,049)          (103,699)
       Other liabilities                                      (9,136)                 -                  -                  -
                                                           ---------        -----------          ---------        -----------
                                                               9,415          2,115,795             73,689          1,546,391
                                                           ---------        -----------          ---------        -----------
         Net cash used by operating activities
                                                             (91,882)        (1,421,456)          (139,689)        (1,339,766)
                                                           ---------        -----------          ---------        -----------
Cash flows from investing activities
   Purchase of equipment                                      (2,779)          (121,117)            (8,911)          (164,726)
   Cash acquired from acquisitions                                 -                  -                  -             85,659
   Disposal of leasehold improvements                          2,761                  -                  -                  -
   Acquisition costs                                               -                  -                  -           (554,884)
                                                           ---------        -----------          ---------        -----------
         Net cash used by investing activities                   (18)          (121,117)            (8,911)          (633,951)
                                                           ---------        -----------          ---------        -----------
Cash flows from financing activities
   Net activity - due to officer                                   -            (16,666)            (2,000)          (105,163)
   Offering costs                                                  -                  -                  -           (100,850)
   Payments on short-term notes                                    -                  -                  -           (127,062)
   Proceeds on short-term notes                                    -                  -                  -          1,000,000
   Proceeds from issuance of common stock                     92,500          2,179,305            150,000          1,381,905
                                                           ---------        -----------          ---------        -----------
         Net cash provided by financing activities
                                                              92,500          2,162,639            148,000          2,048,830
                                                           ---------        -----------          ---------        -----------
Net increase (decrease) in cash                                  600            620,066               (600)            75,113

Cash at beginning of period                                        -                600                600            620,666
                                                           ---------        -----------          ---------        -----------
Cash at end of period                                    $       600        $   620,666                $ -        $   695,779
                                                           ---------        -----------          ---------        -----------
                                                           ---------        -----------          ---------        -----------

Supplemental disclosure of cash flow information
         Cash paid for interest for the years ended June 30, 1998 and 1999 was $2,387 and $1,411, respectively and $0 and $2,211 for the three months ended September 30, 1998 and 1999 (unaudited).


               See notes to consolidated financial statements.

                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Supplemental disclosure of non-cash investing and financing activities:

         During the year ending June 30, 1998, Telecom Wireless Corporation (the Company) issued 28,600 shares of common stock to pay legal fees of $71,500 for services involved with the acquisition of Keys Microcable Corporation (the Subsidiary).

         During the year ending June 30, 1998, the Company agreed to issue 20,000 shares of preferred stock to settle the Subsidiary's $1,276,841 credit facility and 30,891 shares of common stock in exchange for an 18% interest held by the minority stockholder in Keys. The Company then exchanged 432,202 shares of common stock for all of the stock of the Subsidiary. In exchange for issuing the 432,202 shares of common stock, the Company received 82% of the shares of the common stock of the Subsidiary. Thus the Company acquired 100% of the outstanding stock of Keys.

         During the year ended June 30, 1999, the Company acquired 100% of the outstanding common stock of Phoenix Communications, Inc. (Phoenix). During the three months ended September 30, 1999, the Company acquired 100% of the outstanding stock of America's Web Station, Inc. (America's
         Web) and 90% of the outstanding common stock of Prentice Technologies, Inc. (Prentice) (Note 3).


                 See notes to consolidated financial statements.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Telecom Wireless Corporation (the Company, formerly Stetson Oil Exchange, Inc.) was incorporated on April 12, 1984 under the laws of the State of Utah.

Subsequent to incorporation, the Company participated in various ventures; however, it was dormant for a number of years prior to 1998.

In June 1998, the Company acquired Keys Microcable Corporation (Keys) in a stock-for-stock exchange that was accounted for as a reverse purchase.

Keys was incorporated on May 2, 1995 under the laws of the State of Florida to operate a Wireless Cable Television (WCTV) system which serves the Lower Keys of Florida. It was formed in 1995 to further the venture of Keys Microcable, JV, the predecessor company in a tax free exchange of interests. To do this, its majority shareholder, Wireless Development Group, Inc. (formerly Key West Wireless Partners, G.P. (KWWP), had entered into a Joint Venture Agreement with Satellite Microcable Corp. (SMC) to jointly develop a WCTV system to serve Key West and the adjacent Lower Keys (the System).

REORGANIZATION

In April 1999, the Company completed a reorganization through a merger with Phoenix Communications, Inc. by exchanging 13,825,000 shares of common stock for all the outstanding common stock of Phoenix. At the time of the merger, Phoenix had no assets, liabilities, equity or operations. After the merger, Phoenix shareholders held 94% of the common stock of the Company. The transaction was accounted for at historical cost as Phoenix was a shell company and acquired control.

The business plan of the Company involves capitalizing on the convergence on the Internet of video, voice and data through the acquisition of Internet Service Providers ("ISPs"), Application Service Providers ("ASPs"), and Competitive Local Exchange Carriers ("CLECs"). The goal of TWC is to provide broadband connectivity, content, and electronic commerce via an Internet platform to residential and business customers in both the United States and abroad.

The Company has acquired, in separate transactions, (the "Transactions") the stock of one ASP and one ISP subsequent to year end and plans to continue to acquire companies to expand its operations.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PRINCIPALS OF CONSOLIDATION

The consolidated balance sheet includes the accounts of the parent company, Telecom Wireless Corporation and its wholly-owned subsidiaries, Keys and Phoenix, as of June 30, 1999 and America's Web and Prentice as of September 30, 1999 (unaudited) (Note 3). All significant intercompany transactions and balances have been eliminated.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at September 30, 1999 and 1998 and the results of its operations and changes in cash flows for the three months then ended. The results of operations for the three months ended September 30, 1998 and 1999 are not necessarily indicative of the results to be expected for a full year.

PROPERTY AND EQUIPMENT

Equipment is recorded at cost and depreciated by the straight-line method over the estimated useful lives of the assets ranging from 3 to 9 years. Leasehold improvements are recorded at cost and amortized by the straight-line method over the terms of the leases, or the estimated useful lives of the assets.

LICENSE DEVELOPMENT COSTS, SUBSCRIBER LISTS AND GOODWILL

Intangibles are capitalized and amortized utilizing the straight line method. License development costs are amortized over the life of the license (7 - 8 years), and goodwill is amortized over its economic life of 5 to 8 years, as are subscriber lists.

DEFERRED ACQUISITION COSTS

Deferred acquisition costs consist of costs associated with the Company's investigation of potential future acquisitions. These costs will be capitalized upon completion of the acquisition or charged to expense if the acquisition is unsuccessful.

DEFERRED OFFERING COSTS

Deferred offering costs represents costs incurred in conjunction with the Company's equity offering and registration activities. Deferred offering costs will be offset against net proceeds, if successful, or expensed in operations if the offering is unsuccessful.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LONG-LIVED ASSETS

The Company assesses valuation of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

REVENUE RECOGNITION

Wireless T.V. revenue and internet service revenue consists of the monthly fees charged to subscribers. Subscribers are billed at the beginning of each month and revenue is recognized as service is provided.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs to date have not been significant.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NET LOSS PER SHARE

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the year, including potential common shares. For the years ended June 30, 1998 and 1999 all potential common shares, which included convertible preferred stock and stock options, were antidilutive and therefore were excluded from these calculations.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standard No. 130 ("SFAS 130"), COMPREHENSIVE INCOME, for the years ending June 30, 1998 and 1999. There were no components of comprehensive income; consequently, no separate statement of comprehensive income has been presented.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable and accounts payable approximates fair value due to the short term maturity of these instruments.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of temporary cash investments. The Company places its cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one institution. The Company does, however, on occasion exceed the Federal Deposit Insurance Corporation federally insured limits.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

During June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement No. 133 establishes new standards by which derivative financial instruments must be recognized in any entity's financial statements. Besides requiring derivatives to be included on balance sheets at fair value, Statement No. 133 generally requires that gains and losses from later changes in a derivative's fair value be recognized currently in earnings. Statement No. 133 also unifies qualifying criteria for hedges involving all kinds of derivatives, requiring that a company document, designate and assess the effectiveness' of its hedges. Statement No. 133 is required to be adopted by the Company in 2000. Management, however, does not expect the impact from this statement to have a material impact on the financial statement presentation, financial position or results of operations.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2 - GOING CONCERN

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended June 30, 1999, the Company incurred a consolidated net loss of approximately $3,537,000, including negative cash flow from operations of approximately $1,421,000. Cash requirements were covered by sales in non-public offerings of the Company's equity securities.

The Company will require substantial additional funds to satisfy its working capital requirements and to meet the objectives of its business plan. Management plans to obtain these funds primarily from debt and equity placements with institutional investors and wealthy individuals until such time as its cash requirements can be satisfied from operations. However, no assurance can be given that the Company will be able to raise sufficient funds from such sources or to generate sufficient cash flow from operations to meet its working capital requirements. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 3 - ACQUISITIONS

During the year ending June 30, 1998, the Company agreed to issue 20,000 shares of preferred stock to settle the Subsidiary's $1,276,841 credit facility and 30,891 shares of common stock in exchange for an 18% interest held by the minority stockholder in Keys.

In June 1998, the Company exchanged 432,202 shares of common stock for the remaining 82% of the common stock of Keys. Thus the Company acquired 100% of the outstanding stock of Keys. Keys had the following assets and liabilities that approximate fair value at the date of the exchange:



         Accounts receivable                                         $    60,252
         Machinery and equipment                                         835,711
         Leasehold improvements                                           35,747
         Licenses                                                        419,413
                                                                     -----------
              Total assets                                           $ 1,351,123
                                                                     ===========

         Accounts payable                                            $   638,832
         Accrued expense                                                  91,907
         Credit facility                                               1,276,841
                                                                     -----------
              Total liabilities                                        2,007,580
              Less preferred stock issued to extinguish debt          (1,276,841)
                                                                     -----------

                                                                     $   730,739
                                                                     ===========

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - ACQUISITIONS (CONTINUED)

In April 1999, the Company completed a reorganization through a merger with Phoenix Communications, Inc. by exchanging 13,825,000 shares of its common stock for all the outstanding common stock of Phoenix. At the time of the merger, Phoenix had no assets, liabilities, equity or operations. After the merger, Phoenix shareholders held 94% of the outstanding common stock of the Company. The transaction was accounted for at historical cost as Phoenix was a shell company and acquired control.

In July 1999 the Company consummated an acquisition of all of the issued and outstanding common shares of America's Web Station for 28,562 shares of common stock valued at $199,931 for purposes of the acquisition. The acquisition has been accounted for as a purchase. The purchase price, including acquisition costs, was allocated as follows:


         Cash                                                $   5,878
         Accounts receivable, net                               14,893
         Property and equipment                                 53,705
         Intangible assets                                       8,743
         Subscriber lists                                      225,000
         Other assets                                            2,957
                                                             ---------
                                                               311,176
         Liabilities assumed                                  (191,814)
                                                             ---------
                                                               119,362
         Consideration given and acquisition costs            (255,390)
                                                             ---------

         Excess purchase price recorded as goodwill          $ 136,028
                                                             =========

Effective September 30, 1999 the Company consummated the acquisition of 90% of the issued and outstanding common stock of Prentice Technologies, Inc for 346,667 shares of common stock (Note 16) valued at $2,426,669 for purposes of the acquisition and issued a $253,750 note payable. The note is payable in six monthly installments of $43,284 including interest at 8% per annum. Payments were to begin October 23, 1999, however, no payments have been made. In addition, options were issued under a separate employment contract (Note 13). The acquisition has been accounted for as a purchase. The purchase price, including acquisition costs, was allocated as follows:


         Cash                                                $    79,781
         Accounts receivable, net                                581,286
         Property and equipment                                  203,740
         Other assets                                             86,195
                                                             -----------
                                                                 951,002
         Liabilities assumed                                    (790,389)
                                                             -----------
                                                                 160,613
         Consideration given and acquisition costs            (2,754,942)
         Minority interest                                       (16,061)
                                                             -----------

         Excess purchase price recorded as goodwill          $ 2,610,390
                                                             ===========

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - ACQUISITIONS (CONTINUED)

The following unaudited pro forma data summarized the results of operations for the year indicated as if the acquisition of America's Web and Prentice Technologies had been completed as of the beginning of the period presented. The proforma data gives effect to actual operating results prior to the acquisition, adjusted to include depreciation of fixed assets, amortization of intangibles and additional interest expense.

These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of the periods presented of that may be obtained in the future.


THREE MONTHS ENDED SEPTEMBER 30, 1999 (A)
     Revenues                                             $   882,432
     Net (loss)                                           $(2,930,270)
     Basic and diluted (loss) per share
                                                          $      (.19)
YEAR ENDED JUNE 30, 1999
     Revenues                                             $ 2,664,886
     Net (loss)                                           $(4,227,468)
     Basic and diluted (loss) per share
                                                          $     (1.02)

(A) The figures for America's Web for the one month ended July 31, 1999 have been excluded as they are immaterial for this presentation.


NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment are as follows.


                                                June 30,       September 30,
                                                  1999              1999
                                               ---------       -------------

Service center property and equipment
     Office equipment and computer             $ 61,091          $408,066
     Furniture and fixtures                      14,696            82,524
                                               --------          --------
                                                 75,787           490,590
                                               --------          --------

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 4 - PROPERTY AND EQUIPMENT (CONTINUED)


                                                     June 30,     September 30,
                                                       1999           1999
                                                   -----------    ------------
Wireless television plant
     Machinery and equipment                            61,752         29,109
     Leasehold improvement headend                      35,535         35,535
     TV transmission equipment                         314,387        350,938
     Test equipment                                     26,879         42,057
     Subscriber recoverable equipment                  121,502        121,502
     Subscriber non-Recoverable Equipment               45,997         45,997
     Vehicles and Equipment                             49,261        107,588
     Engineering                                        10,164         51,623
                                                   -----------    ------------
                                                       665,477        784,349
                                                   -----------    ------------

Total property and equipment                           741,264      1,274,939
     Less accumulated depreciation                    (151,467)      (316,527)
                                                   -----------    ------------

                                                   $   589,797    $   958,412
                                                   ===========    ===========

NOTE 5 - ACCRUED EXPENSES

Accrued expenses consists of the following:


                                     June 30,        September 30,
                                       1999              1999
                                     --------        -------------
Accrued lawsuit settlements          $ 97,000          $ 23,000
Accrued payroll costs                  43,703            39,964
                                     --------          --------
                                     $140,703          $ 62,964
                                     ========          ========

NOTE 6 - LINE-OF-CREDIT

Prentice has available a $75,000 line-of-credit with interest at 2.9% over prime (totaling 10.65% at June 30, 1999). The line has no stated maturity and is personally guaranteed by the minority stockholder of Prentice. At September 30, 1999, $60,043 was borrowed against the line.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                  TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7 - NOTE PAYABLE - FINANCING AGREEMENT

During 1999, Prentice entered into an agreement to transfer certain of its accounts receivable with recourse to a finance company. Inventory, equipment, accounts receivable and intangible assets collateralized the agreement. The finance company advances 80% of the account receivable upon submission and remits the remaining 20% less interest and fees when the account is paid by the customer. In addition, Prentice is at risk for credit losses associated with sold receivables and provides for such in its financial statements. The receivables and related note payable are reflected in the Company's balance sheet.


NOTE 8 - LEASE OBLIGATIONS

The Company leases certain telecommunications and technology equipment under an operating lease agreement. The Company has leased equipment for the purpose of expanding its Internet capabilities. The equipment presently is in storage in Albuquerque, New Mexico. Lease payments on this equipment aggregate approximately $45,780 per month and will commence in November, 1999.

The future minimum rental payments due under the lease agreements are as follows:

                Year Ending June 30
                -------------------

                        1999 (nine months remaining)    $   309,179
                        2000                                549,360
                        2001                                549,360
                                                        -----------
                        Total                           $ 1,407,899
                                                        ===========

NOTE 9 - SHORT-TERM NOTES PAYABLE

On September 1, 1999, the Company obtained various bridge loans totaling $250,000. The loans bear interest at 10% per year with principal and interest due and payable in full on the earlier of (a) October 31, 1999 or (b) the date of the receipt by the Company of financing aggregating at least $2,000,000. These loans are personally guaranteed by a shareholder of the Company.

On September 23, 1999, the Company obtained various bridge loans totaling $750,000. The loans bear interest at 10% per year with principal and interest due and payable in full on the earlier of (a) November 23, 1999 or (b) the date of the receipt by the Company of financing aggregating at least $2,000,000.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SHORT-TERM NOTES PAYABLE (CONTINUED)

Attached to these loans are warrants for the purchase of 100,000 shares of the Company's common stock at $7 per share. These warrants terminate after four years or the date on which a registration statement relating to the shares underlying the warrants has been in effect for two years. If the loans are not repaid in full within one month of the date of issuance, the lenders are entitled to receive an additional 100,000 warrants subject to the same terms as the repricing warrants issued in conjunction with the private placements discussed in Note 12. The Company also issued warrants for the purchase of 300,000 shares at an exercise price of $.001. The Company will recognize approximately $2,000,000 of interest expense in the first quarter of fiscal year 2000 related to these warrants. (Note 13)

In connection with the acquisition of Prentice Technologies, the Company signed a $253,750 note payable, due March 2000 and with principal and interest of $43,284 payable monthly. Interest is calculated at 8% per annum. The Company has not made any payments on this note.

The Company assumed notes payable in conjunction with the acquisition of America's Web which are due on demand. Interest is calculated at 7% - 19% per annum and the notes are unsecured.

NOTE 10 - NOTE PAYABLE

The Company assumed a note with a financial institution in conjunction with the acquisition of America's Web. Payments of $364, including interest at 8.9%, are due monthly and the note is collateralized by a vehicle. The note matures in April 2002.

Note payable matures as follows:

     Year Ending June 30,
     --------------------
                  2000                 $ 5,662
                  2001                   5,662
                  2002                   2,110
                                       -------
                                       $13,434
                                       =======

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - PREFERRED STOCK

AGREEMENT WITH MINORITY SHAREHOLDER

As of June 10, 1998, JRHW17 Corporation (owned by the three minority shareholders of Keys) had advanced Keys $1,276,841. On that date, the Company entered into an agreement with JRHW17 Corporation to cancel this debt for consideration of 20,000 shares of the Company's $100 par value Class H Non-voting, Convertible Preferred Stock, which has not been issued as of September 30, 1999. The 20,000 shares of Class H stock shall be redeemable by the Company at par value if not previously converted, provided that the Company shall not exercise its redemption right prior to January 1, 2005. Class H preferred stock shall be convertible to common stock of the Company upon the filing of a Registration Statement with the Securities and Exchange Commission (SEC) for a public offering of shares of the Company. One half of the shares issuable upon exercise of the conversion will have "piggyback" registration rights on the first public offerings, the remaining shares resulting from the conversion will have registration rights on the next subsequent or secondary offering. Subject to approval of the regulatory authorities and the underwriters, the Class H shares will convert to common stock of the Company on the following basis: the conversion rate will be determined at the time of the public offering by first taking 125% of the price at which a share of the Company's common stock will be offered to the public. This number so calculated will be the divisor and the par value per share of Class H stock (i.e., $100.00) will be the dividend and the quotient will then be the number of common shares into which each share of Class H stock will be convertible. The common stock received upon conversion by the Class H stockholder, subject to the foregoing registration rights, shall be restricted pursuant to SEC Rule 144 and shall contain a legend on each certificate to that effect.

NOTE 12 - PRIVATE PLACEMENTS

In April 1999, the Company privately placed 120,000 shares of its common stock at a price of $5 per share. The company received proceeds of $516,905 net of related costs of $83,095.

In May 1999, the Company privately placed 297,786 shares of its common stock accompanied by registration rights at a price of $7.00 per share. Proceeds to the company aggregated $1,724,508, net of $359,994 in offering costs. In July 1999, $352,666 of the proceeds were received and are reflected as a stock subscription receivable as of June 30, 1999.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - PRIVATE PLACEMENTS (CONTINUED)

In connection with the May 1999 private placement, the Company also issued a warrant to Thomson Kernaghan & Co., Ltd., a Canadian broker-dealer that acted as co-placement agent, for the purchase of 45,000 shares of common stock at an average exercise price of $7.25 per share expiring June 8, 2002. In addition, the company issued warrants for the benefit of the purchasers in the name of Thomson Kernaghan & Co., Ltd., as Agent, for allocation by it as placement agent, for the purchase of 27,000 shares of common stock at an exercise price of $7.00 per share expiring on June 8, 2002.

In August 1999, the Company privately placed 105,285 shares of its common stock accompanied by registration rights at a price of $7.00 per share. Proceeds to the Company aggregated $641,242 net of $95,630 in offering costs. The Company issued 22,650 shares of stock to the placement agent.

In September 1999, the Company privately placed 63,893 shares of its common stock accompanied by registration rights at a price of $7.00 per share. Proceeds to the Company aggregated $447,250 net of $59,383 in offering costs in a private placement. In addition, the Company issued an additional 33,334 shares to one investor in a private placement at no additional cost for failure to meet certain obligations.

The purchasers of restricted shares of the company's common stock in certain private placements acquired certain registration rights in connection with their purchases. The rights include a right to require the company, at its cost, to file by specified deadlines registration statements covering such common stock and the shares issuable upon exercise of the repricing warrants issued in connection with the purchases of the common stock. If a registration statement is not declared effective within 90 days after the relevant filing deadline, the company may be obligated to pay a cash penalty equal to 2% per month of the final amount of the completed offering until the registration statement is declared effective. The filing deadline was August 31, 1999, with respect to $737,000; September 30, 1999, with respect $447,250; and an unknown date with respect to $2,084,495.

The repricing warrants entitle the holder to purchase, at an exercise price of $.001 per share, that number of shares as equals the number of shares purchased by that holder multiplied by a fraction the numerator of which is $8.75 minus the average closing bid prices of the common stock during the twenty (20) days following the effective date of the registration statement, and the denominator of which is the average closing bid prices of the common stock during the twenty (20) days following the effective date.

NOTE 13 - COMMON STOCK, OPTIONS AND WARRANTS

CONSULTING AGREEMENT

On June 18, 1998 the Company entered into an option agreement with the former minority shareholder of Keys under which the shareholder has the right to purchase a number of shares of Company's common stock equal to $400,000 divided by the exercise price of the option. The exercise price of the options is calculated as the lower of 50% of the closing bid price of the shares on the trading day immediately prior to the exercise date or 50% of the opening bid price on the next trading day. The options expire in June 2002. No options related to this agreement had been exercised as of September 30, 1999.

As a part of a June 1, 1998 agreement with a consultant, the Company granted the consultant an irrevocable common stock purchase option exercisable for an aggregate of 185,000 shares of common stock of the Company through June 2001. The consultant may exercise the option as follows: 5,000 options are exercisable at an exercise price of $2.50 per option, provided that the bid price of the Company's common stock shall be at least $5.00 per share at the date of exercise; 80,000 options are exercisable at an exercise price of $3.75 per option, provided that the bid price of the Company's common stock shall be at least $7.50 per share at the date of exercise; and 100,000 options are exercisable at an exercise price of $5.00 per option, provided that the bid price of the Company's common stock shall be at least $10.00 per share at the date of exercise.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMMON STOCK, OPTIONS AND WARRANTS (CONTINUED)

CONSULTING AGREEMENT (CONTINUED)

In early 1999 two current officers of the Company of the company, entered into a management agreement through an entity controlled by them whereby they were to receive a 50% equity interest in Keys in consideration of the performance of management services. At that time, these officers were not associated with the Company, so that the agreement was negotiated at arms' length. However, this agreement was terminated, after partial performance, in connection with the Phoenix Communications share exchange (Note 3). A settlement of the Company's obligations under this agreement has been made for the issuance of 123,222 warrants to purchase common stock of the Company at an exercise price of $5.275 per share. The fair value of these options based upon the Black-Scholes pricing model was $212,560 and has been reflected in the accompanying financial statements for the year ended June 30, 1999.

EMPLOYMENT AGREEMENT

In conjunction with one of the officer's employment agreement, 350,000 stock options were granted in August 1999. All options are subject to achieving certain performance criteria over a three year period. 175,000 of the options have an exercise price of $0.10 and 175,000 options have an exercise price $7.73. No compensation expense has been reflected in the accompanying financial statements due to the uncertainty of meeting the performance criteria.

1999 STOCK OPTION PLAN

In 1999, the Company adopted its Amended and Restated 1999 Stock Option and Restricted Stock Plan (the Plan). The total number of shares of the Company's common stock that may be issued to grantees and recipients under the plan is 800,000. The plan allows issuance of both qualified (or incentive) options and non-qualified options as well as shares of restricted stock (stock awards). Options and stock awards may be granted to employees, independent contractors, officers, directors and consultants at the discretion of the Board of Directors or a committee to be appointed by the Board of Directors. No grant may be made under the 1999 Plan after ten years, but awards granted prior to that time may extend beyond it. Unless otherwise fixed by the committee that governs the Plan, the term of an option will be five years from the date of grant, but no option may have a term of more than ten years from the date of grant.

Options granted under the plan vest 20% at the end of each of the five years of service following the grant date. The Board of Directors of the Company may specify terms and conditions other than those noted above. During 1999, options to purchase 83,868 shares were issued under this plan to employees with exercise prices from $7.73 to $13.53, and none were vested as of June 30, 1999. The exercise prices of the options were greater than the fair value of the commons stock on the date of grant. As the Company has adopted the disclosure only provisions of the Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," no compensation expense has been recognized related to those options.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMMON STOCK, OPTIONS AND WARRANTS (CONTINUED)

STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees; and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation cost, if any, is recognized over respective vesting periods based on the difference, on the date of grant, between the fair value of the Company's common stock and the grant price.

During 1999, the Company issued options to purchase 5,584,414 shares to several employees of the Company. The fair value of the common stock on the dates of issuance was $7 and the exercise prices are between $2.55 and $10.55. Approximately $1,548,000 and $111,250 in compensation expense is included in the June 30, 1999 and September 30, 1999 financial statements, respectively. This expense is to reflect options granted to employees with exercise prices below fair value on the date of grant.

The company issued 27,707 shares of common stock to employees of Prentice which were valued at $7 per share for a total of $193,949. This expense has been reflected as stock based compensation in the financial statements for the three months ended September 30, 1999.

Had compensation cost for stock-based compensation been determined based on the fair value or the grant date consistent with the method of SFAS 123, the Company's net income and earnings per share would not have been reduced due to (1) either the fair value of grants to employees at greater than fair market value had no fair value based upon calculating the fair value utilizing the Black-Scholes option pricing model or (2) the fair value of the options will be reflected over the time of services to be rendered which will correlate the individual employee's vesting schedule and no options vested in the current year.

The fair value of the option grants is estimated on the date of grant utilizing the Black-Scholes options pricing model with the following assumptions for 1998 and 1999, respectively: expected life of 4 to 10 years, 0% volatility, risk free interest rate of 5.5%, and a 0% dividend yield.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMMON STOCK, OPTIONS AND WARRANTS (CONTINUED)

Summarized information relating to stock options is as follows:

The following is a summary of options and warrants granted, exercised and expired:

                                                                                                Currently Exercisable
                                                                                    ---------------------------------------------
                                                              Weighted Average                                   Weighted Average
                                                              Exercise Price of                                  Exercise Price of
                                                                Options and                                         Options and
                                Options           Warrants        Warrants           Options         Warrants         Warrants
                               ---------          --------      -----------         --------         --------      -----------

Outstanding June 30, 1997              -                 -
Granted                          350,090                 -      $      4.00
Exercised                              -                 -
                               ---------          --------
Outstanding June 30, 1998        350,090                 -             4.00          350,090                -      $      4.00
                                                                                    --------         --------
Granted                        5,545,060           195,222             9.69          308,132           72,000             3.90
                                                                                    --------         --------
Exercised                              -                 -
Cancelled                       (115,090)                -
                               ---------          --------
Outstanding June 30, 1999      5,780,060           195,222             9.50          535,000          195,222             4.17
                                                                                    --------         --------
Granted                          950,000           280,487             9.69          278,125            2,362
                                                                                    --------         --------             9.69
Exercised                              -                 -
Cancelled                              -                 -
                               ---------          --------
Outstanding
  September 30, 1999           6,730,060           475,709      $      9.53          936,347           74,362      $      4.89
                               =========          ========                          ========         ========

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMMON STOCK, OPTIONS AND WARRANTS (CONTINUED)

                                                                Options and Warrants
                       Options and Warrants Outstanding              Exercisable
                     ------------------------------------  ----------------------------
                                                Weighted
                                    Weighted     Average                       Weighted
                                    Average     Remaining                      Average
                       Number       Exercise   Contractual    Number           Exercise
                     Outstanding     Price         Life     Exercisable         Price
                     -----------    --------   -----------  -----------       ---------
Range of Options
  and Warrants
 Exercise Price
-----------------
JUNE 30, 1999
$2.55 - $7.73         1,130,222    $    4.86       7.38       680,222        $    3.88
$10.00 - $13.53       4,845,060        10.56       4.75        50,000             8.00

SEPTEMBER 30, 1999
$2.55 - $7.73         1,760,709         5.05       6.26       455,487             4.22
$10.00 - $13.53       5,445,060    $   10.98       4.55       775,000        $   12.91

The weighted average exercise prices for the options and warrants granted are as follows:

                                                                                                     Weighted Average
                                                              Number of           Number of          Grant Date Fair
                                                                Options           Warrants                Value
                                                              ---------           ---------          ---------------
Granted during the year ended June 30, 1998
     Less than fair value                                       350,090                    -          $      1.00
     Equal to fair value                                              -                    -                    -
     Greater than fair value                                          -                    -                    -
                                                              ---------           ----------
                                                                350,000                    -
                                                              =========           ==========
Granted during the year ended June 30, 1999
     Less than fair value                                       400,000              123,222          $      3.81
     Equal to fair value                                              -               42,000                 1.05
     Greater than fair value                                  5,145,060               30,000                    -
                                                              ---------           ----------
                                                              5,545,060              195,222
                                                              =========           ==========
Granted during the period ended September 30, 1999
     Less than fair value                                       175,000               30,000          $      6.33
     Equal to fair value                                              -              250,487                 1.40
     Greater than fair value                                    775,000                    -                  .25
                                                              ---------           ----------
                                                                950,000              280,487
                                                              =========           ==========

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


              TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - STOCK SPLITS

The Company approved a 1 for 5 reverse stock split to be effective May 3, 1999. The par value was changed from .006 per share to .001 per share.

All share and per share amounts have been restated to reflect the above stock splits.

NOTE 15 - INCOME TAXES

No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through September 30, 1999. The following table sets forth the primary components of:

                                                     Year Ended                               Three Months Ended
                                                       June 30,                                   September 30,
                                          ---------------------------------           ---------------------------------
                                              1998                  1999                  1998                  1999
                                          -----------           -----------           -----------           -----------
Deferred tax asset:
Net operating loss carryforwards          $   690,000           $ 1,330,000           $   762,000           $ 1,659,000
Valuation allowance                          (690,000)           (1,330,000)             (762,000)           (1,659,000)
                                          -----------           -----------           -----------           -----------
                                          $         -           $         -           $         -           $         -
                                          ===========           ===========           ===========           ===========

At June 30, 1998 and 1999 and September 30, 1998 and 1999, the Company fully reserved its deferred tax assets. The Company believes sufficient uncertainty exists regarding the reliability of tax assets such that a full valuation is appropriate.

At September 30, 1999, the Company had approximately $4,850,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income subject to certain limitations due to change in control. These net operating losses expire through 2009.

NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES

LICENSE RIGHTS

A Joint Venture affiliate of Keys, Satellite Microcable Corporation, has negotiated lease agreements with ten third-party FCC commercial WCTV (Note 1) license holders for exclusive use of their licenses for the purpose of broadcasting WCTV transmissions. As of September 30, 1999, operation of some channels are under STA (Special Temporary Authority) pending issuance of permanent licenses.

EMPLOYMENT CONTRACTS

The Company entered into various employment agreements with certain officers for terms of three years each, expiring March 31, 2002. The agreements call for a minimum annual salary with increases based on annual review by the compensation committee. If the Company terminates the employment agreement without cause, the Company will be obligated to pay the base salary for the remainder of the initial term.

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

IDLE EQUIPMENT

The Company purchased 15 transmitters which are not in current use. The Company has negotiated acceptable terms for return of transmitters to the seller. The asset is being carried at approximately $175,000, and the Company owes approximately $210,000 on the transmitters as of September 30, 1999. The seller has agreed to refund the full purchase price less damage, if any, handling and shipping upon return of the equipment.

OFFICE SPACE AND TRANSMISSION TOWERS

Keys entered into a lease agreement for the non-exclusive use of a transmission tower and the exclusive use of the space within a building which contains satellite signal receiving equipment. The current lease period has expired as so the lease is on a month to month basis. Keys has the option to renew the lease for two additional five year periods. The Company is responsible for its proportionate share of operating expenses, utilities, insurance and taxes.

On June 1, 1998, Keys entered into a lease agreement expiring May 31, 2001 for office space in Key West, Florida, at $2,040 per month. This lease is subject to increases based on the Consumer Price Index and has an option to renew for a three year period.

On July 30, 1999, the Company entered into a lease agreement for office facilities in West Palm Beach, Florida. The agreement, expiring July 31, 2004, requires base monthly rental payments of $8,369, plus operating expenses, with a 4% annual increase in the base. The Company is responsible for its prorated share of operating expenses, taxes, utilities and insurance on all office spaces. The Company is currently in default on this lease.

Prentice leases office space under a non-cancelable operating lease which expires 2002. Operating expenses and taxes are paid by Prentice. The Company sub-leases a portion of this space under an oral agreement. The monthly rental payment for September 1999 was $15,598 and increase during the term of the lease.

Total annual minimum base rent commitments are as follows:

                  For the Year Ended June 30,
                  ---------------------------
                                2000 (9 months remaining)                                      $  291,594
                                2001                                                              517,447
                                2002                                                              498,211
                                2003                                                              502,513
                                2004                                                              214,502
                                Thereafter                                                          9,782
                                                                                               ----------
                                Total                                                          $2,034,049
                                                                                               ----------
                                                                                               ----------

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

OFFICE SPACE AND TRANSMISSION TOWERS (CONTINUED)

Total rent expense for the years ended June 30, 1998 and 1999 was $17,053 and $61,700, respectively and $16,246 and $88,132 for the three months ended September 30, 1998 and 1999, respectively.

LITIGATION

The Company is subject to various lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position and all suits filed against the Company during the past year have been settled and are properly accrued in the accompanying financial statements.

SERVICES AGREEMENT

In August 1999, the Company entered into a Services Agreement with a consultant. The Services Agreement requires that the consultant render financial consulting and other services to the Company. As consideration, the Company issued to the consultant two stock purchase warrants. The first is for the purchase of 500,000 shares of the Company's common stock at an exercise price of $5.50 per share, which has a fair value of approximately $4,600,000. The second is for the purchase of 720,000 shares of the Company's common stock which vests at the rate of 15,000 shares per month for 48 consecutive months, which has an aggregate fair value of approximately $5,900,000. The exercise price for each installment is 50% of the market value (as defined) of the Company's common stock on the vesting date for that installment. For this purpose, market value is deemed to be the average of the closing prices for the 20 trading days preceding the vesting date of the installment. In the event of a change in control (as defined), an additional number of installments shall vest and become exercisable as equals the number of previously vested installments and the number of shares included in each monthly installment will double.

PLACEMENT AGENT AGREEMENT

In March 1999, the Company entered into an agreement whereby a placement agent agreed to research and find sources for the Company's various needs of financing and to make introductions to persons capable of providing such financing to the Company. If any person introduced to the Company by the agent provides any investment capital or other types of financing, the Company is obligated to pay the agent 10% of the first $10,000,000 of capital, 7.5% of the following $5,000,000 of capital, and 5% of any balance. The fee is payable in cash at closing. The Company also agreed to pay the agent a non-accountable project expense fee in the amount of 1% of the financing.

In addition, the Company agreed to issue five-year warrants to the agent for the purchase of up to five shares of the Company's common stock for each $100 of funds raised at an exercise price equal to 85% of the fair market value of the Company's common stock for the 20 trading days prior to closing of the financing. The holders of the warrants were granted "piggyback" registration rights with respect to the underlying shares and the Company agreed to pay all costs of registration. As of September 30, 1999, the Company had issued warrants for the purchase of up to 150,487 shares of its common stock to the agent and its affiliates and 22,650 shares of common stock to the agent and its affiliates. The fees earned under this agreement are included in the offering costs reflected in these financial statements.

OTHER AGREEMENTS

In August 1999, the Company entered into an agreement with an individual giving him the right, exercisable at any time until February 1, 2000, to cause the Company to purchase from him a total of 2,600,000 shares of the capital stock of International Datacasting Corporation, a Canadian corporation based in Ottawa, Ontario, Canada ("IDC"). The purchase price is CDN $1.00 per share in cash or, at the option of the seller, in the form of a note or the equivalent value of the Company's common stock. In addition, the Company agreed to purchase from the seller an additional 2,000,000 shares of IDC common stock upon the same terms within 30 days after the date of the first purchase. To the extent the seller elects to take shares of the Company's common stock in payment for the IDC stock, the stock will be valued at the lower of US $5.00 per share or 70% of the market price on the date of the transaction. IDC is a public Canadian company whose stock is traded on the Montreal Stock Exchange (symbol:IDA).

    (Information with respect to September 30, 1998 and 1999 is Unaudited)


                TELECOM WIRELESS CORPORATION AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

OTHER AGREEMENTS (CONTINUED)

In August, the Company agreed to enter into a financial consulting agreement with the same individual to provide financial review, analysis and consulting services to the Company for a period of one year. As consideration, the Company agreed to issue to the consultant a three-year warrant for the purchase of 100,000 shares of the Company's common stock at an exercise price of $6.25 per share. The fair value of these warrants is approximately $170,000 and will be recognized ratably over his period of service. The Company can terminate the financial consulting agreement at any time upon the giving of ten days' written notice.

In April, 1999 the Company entered into a one-year agreement with a consultant for various public relations services in exchange for shares of the Company's common stock. The first payment of 17,500 shares was made in July, 1999. An additional 17,500 shares are required to be issued since the Company elected to continue these services. The Company will be impacted in the first quarter of its 2000 fiscal year by approximately $122,000 of compensation expense for the three months ended September 30, 1999.

In conjunction with the Prentice acquisition, the Company and the minority shareholder of Prentice agreed to take all commercially reasonable best efforts necessary to release the minority shareholder from his personal guaranty of Prentice obligations by September 22, 2001. The Company deposited 200,000 shares of its common stock into an escrow account to provide a source of funds to reimburse the minority shareholder if he is required to pay any of the guaranteed obligations. These shares will be returned to the Company to the extent the guaranteed obligations are released or satisfied, or when the agreements underlying such obligations are terminated. The shares are not reflected as outstanding becuase the Company believes that these conditions will be satisfied.

NOTE 17 - SUBSEQUENT EVENTS

On November 16, 1999, the minority shareholder of Prentice presented the Company with a request to rescind its purchase of 90% of the common stock of Prentice by the Company. The minority shareholder alleges that the Company made material misrepresentations and/or failed to disclose material information in connection with the transaction. In addition, he seeks a substantial amount of money. Management denies the allegations and intends to vigorously defend any legal proceedings which may result from these claims.

UNAUDITED

PURCHASE AGREEMENT

In September 1999, the Company entered into agreements to acquire a small equity interest in each of two entities for $1.6 million in cash and 500,000 shares of the Company's common stock with registration rights. The Company paid $700,000 in October, 1999 (financed with borrowed funds under a convertible promissory note due in May 2000) and the balance is due in installments ending in June 2000. Concurrently, the Company entered into a five-year license that purports to obligate the Company to place a purchase order for equipment backed by a non-cancelable letter of credit. The Company has not delivered the 500,000 shares. The seller/licensor has given notice of default and termination of the right to purchase the equity interest in one of the entities and the license agreement. Title to the equity interest in the other entity has been delivered to the Company. In addition, the seller/licensor claims the Company is obligated to pay the additional $900,000.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholder
SYS-Group, Inc. d/b/a Prentice Technologies, Inc.
Denver, Colorado

We have audited the accompanying balance sheet of SYS-Group, Inc. d/b/a Prentice Technologies, Inc. as of December 31, 1998 and the related statements of operations, stockholder's equity and cash flows for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SYS-Group, Inc. d/b/a Prentice Technologies, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

As described in Note 7 to the financial statements, a significant part of the Company's business is dependent on one customer and loss of this customer could have a materially adverse effect on the Company.




                                             Ehrhardt Keefe Steiner & Hottman PC
May 26, 1999
Denver, Colorado

                SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                                                  December 31,        June 30,
                                                                                      1998              1999
                                                                                    --------          --------
                                                                                                     (Unaudited)
                                     ASSETS
Current assets
   Cash                                                                             $ 14,273          $104,156
   Accounts receivable (Note 5)                                                      213,270           416,604
                                                                                    --------          --------
       Total current assets                                                          227,543           520,760

Property and equipment, net (Notes 2, 4 and 5)                                       150,369           181,499

Other assets (Note 5)                                                                  8,711            51,648
Advance to shareholder                                                                     -            30,000
                                                                                    --------          --------
Total assets                                                                        $386,623          $783,907
                                                                                    --------          --------
                                                                                    --------          --------

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
   Line-of-credit (Note 3)                                                          $ 69,936          $ 63,055
   Financing agreement (Note 5)                                                            -           218,924
   Accounts payable                                                                   99,897            51,901
   Accrued liabilities                                                                     -            18,504
   Current portion of capital lease obligations (Note 4)                              27,110            44,345
   Deferred revenue                                                                        -             7,500
   Deferred rent expense                                                                   -           124,413
                                                                                    --------          --------
       Total current liabilities                                                     196,943           528,642
Capital lease obligations less current portion (Note 4)                               76,582            91,412
                                                                                    --------          --------
       Total liabilities                                                             273,525           620,054
                                                                                    --------          --------
Commitments (Note 7)

Stockholder's equity
   Common stock, no par value, 1,000,000 shares authorized; 600,000 shares
    issued and outstanding                                                             1,000             1,000
   Retained earnings                                                                 112,098           162,853
                                                                                    --------          --------
                                                                                     113,098           163,853
                                                                                    --------          --------
Total liabilities and stockholder's equity                                          $386,623          $783,907
                                                                                    --------          --------
                                                                                    --------          --------

                            See notes to financial statements.

                SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                                                                                 For the
                                                        For the Years Ended                  Six Months Ended
                                                            December 31,                          June 30,
                                                  ----------------------------        -----------------------------
                                                      1997               1998                1998           1999
                                                  -----------       -----------       -----------       -----------
                                                                                               (Unaudited)
Revenue
   Consulting income (Note 8)                     $   384,847       $ 1,197,801       $   457,312       $ 1,251,325
                                                  -----------       -----------       -----------       -----------
Direct expenses
   Salaries and other direct expenses                 158,271           563,550           146,565           549,371
   Referral fees                                       54,563           132,999            40,782           218,218
                                                  -----------       -----------       -----------       -----------
       Total direct expenses                          212,834           696,549           187,347           767,589
                                                  -----------       -----------       -----------       -----------
Gross profit                                          172,013           501,252           269,965           483,736

General, administrative and selling expenses
                                                       70,583           303,736           130,463           391,627
Research and development                                    -            45,068             5,136            74,335
                                                  -----------       -----------       -----------       -----------
Income from operations                                101,430           152,448           134,366            17,774
                                                  -----------       -----------       -----------       -----------
Other income (expense)
   Interest and other income                                -             7,213                 -            47,887
   Interest expense                                      (297)          (10,928)           (3,723)          (14,906)
                                                  -----------       -----------       -----------       -----------
       Total other income (expense)                      (297)           (3,715)           (3,723)           32,981
                                                  -----------       -----------       -----------       -----------
Net income before taxes                               101,133           148,733           130,643            50,755

Pro forma income tax provision (Note 6)                37,000            55,000            49,000            19,000
                                                  -----------       -----------       -----------       -----------
Pro forma net income                              $    64,133       $    93,733       $    81,643       $    31,755
                                                  -----------       -----------       -----------       -----------
                                                  -----------       -----------       -----------       -----------

                          See notes to financial statements

                SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                        STATEMENT OF STOCKHOLDER'S EQUITY

                                                    Common Stock
                                               -------------------------
                                                                                    Retained
                                                Shares           Amount             Earnings
                                               -------          ---------          ---------
Balance - December 31, 1996                    600,000          $   1,000          $   9,739
Stockholder distributions                            -                  -            (58,488)

Net income                                           -                  -            101,133
                                               -------          ---------          ---------
Balance - December 31, 1997                    600,000              1,000             52,384

Stockholder distributions                            -                  -            (89,019)

Net income                                           -                  -            148,733
                                               -------          ---------          ---------
Balance - December 31, 1998                    600,000              1,000            112,098

Net income (unaudited)                               -                  -             50,755
                                               -------          ---------          ---------
Balance - June 30, 1999 (unaudited)            600,000          $   1,000          $ 162,853
                                               -------          ---------          ---------
                                               -------          ---------          ---------

                           See notes to financial statements.

                SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                         For the
                                                                     For the Years Ended             Six Months Ended
                                                                         December 31,                    June 30,
                                                                   ------------------------      ------------------------
                                                                      1997          1998           1998            1999
                                                                   ---------      ---------      ---------      ---------
                                                                                                       (Unaudited)
Cash flows from operating activities
   Net income                                                      $ 101,133      $ 148,733      $ 130,643      $  50,755
                                                                   ---------      ---------      ---------      ---------
   Adjustments to reconcile net income to net cash
    provided (used) by operating activities
     Depreciation                                                          -         20,899          7,421         33,322
     Deferred rent expense                                                 -              -              -        124,413
     Changes in assets and liabilities
       Accounts receivable                                           (84,539)      (118,992)        (9,954)      (203,334)
       Prepaid expenses                                               (5,270)         5,270          5,270          3,000
       Accounts payable                                               63,597         36,300        (12,701)       (47,996)
       Accrued liabilities                                                 -              -              -         18,504
       Deferred revenue                                                    -              -              -          7,500
                                                                   ---------      ---------      ---------      ---------
                                                                     (26,212)       (56,523)        (9,964)       (64,591)
                                                                   ---------      ---------      ---------      ---------
         Net cash provided (used) by operating activities             74,921         92,210        120,679        (13,836)
                                                                   ---------      ---------      ---------      ---------
Cash flows from investing activities
   Increase in other assets                                           (8,711)             -              -        (45,937)
   Purchases of property and equipment                                (7,775)       (41,592)             -        (10,736)
                                                                   ---------      ---------      ---------      ---------
         Net cash used by investing activities                       (16,486)       (41,592)             -        (56,673)
                                                                   ---------      ---------      ---------      ---------
Cash flows from financing activities
   Distributions to stockholder                                      (63,040)       (89,019)       (61,266)             -
   Payments of capital lease obligations                                (947)       (17,262)        (6,585)       (21,651)
   Financing agreement, net                                                -              -              -        218,924
   Line-of-credit, net                                                     -         69,936              -         (6,881)
   Advance to shareholder                                                  -              -              -        (30,000)
                                                                   ---------      ---------      ---------      ---------
         Net cash (used) provided by financing activities            (63,987)       (36,345)       (67,851)       160,392
                                                                   ---------      ---------      ---------      ---------
Net increase (decrease) in cash                                       (5,552)        14,273         52,828         89,883

Cash at beginning of period                                            5,552              -              -         14,273
                                                                   ---------      ---------      ---------      ---------
Cash at end of period                                              $       -      $  14,273      $  52,828      $ 104,156
                                                                   ---------      ---------      ---------      ---------
                                                                   ---------      ---------      ---------      ---------

Supplemental disclosure of cash flow information
         Cash paid for interest for the years ended December 31, 1997 and 1998 was $297 and $10,492, respectively, and for the six months ended June 30, 1998 and 1999 was $3,723 and $15,285, respectively (unaudited).

         During the years ended December 31, 1997 and 1998, the Company acquired assets under capital leases totaling $11,860 and $110,041, respectively, and $46,668 and $53,716 for the six months ended June 30, 1998 and 1999, respectively (unaudited).

                            See notes to financial statements.

       (Information with respect to June 30, 1998 and 1999 is Unaudited)


                SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The Sys-Group, Inc. was incorporated in January 1994 under the laws of Texas. The Company was doing business as The Enterprise Systems Group, Inc. from January 1994 to January 1999 and has operated as Prentice Technologies, Inc. since January 1999. In August 1999, the Company changed its legal name to Sys-Group, Inc. (the Company). The Company provides computer related services including enterprise application hosting and relating consulting services to businesses in the United States, Canada and Europe.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at June 30, 1999 and the results of its operations and changes in cash flows for the six months ended June 30, 1999 and 1998. The results of operations for the six months ended June 30, 1999 and 1998 are not necessarily indicative of the results to be expected for a full year.

CONCENTRATION OF CREDIT RISK

The Company grants credit in the normal course of business to customers in the United States, Canada and Europe. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost while equipment under capital lease is stated at the lower of fair value or net present value of minimum lease payments at the inception of the lease. Depreciation and amortization are computed on the straight-line method over the estimated lives ranging from three to five years.

DEFERRED RENT

For financial reporting purposes, rent expense is recorded on a straight-line basis over the terms of the respective lease. Differences between rent expenses recorded in the accompanying financial statements and the actual payments made under each lease is recorded as deferred rent.

       (Information with respect to June 30, 1998 and 1999 is Unaudited)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
(CONTINUED)

REVENUE AND COST RECOGNITION

The Company generates revenue with both hourly-rate and fixed price contracts. Revenue generated from hourly-rate contracts is recognized as costs are billed to the customer. Revenue is determined by the contract billing rates and the time incurred to perform the service plus reimbursable expenses. Expense is determined by actual cost incurred. Revenue generated from fixed price contracts is recognized when the contract is completed. The contract is considered complete when all costs, except for insignificant amounts, have been incurred. Revenue received in advance of being earned is deferred until earned.

RESEARCH AND DEVELOPMENT

Research and development costs related to both present and future products are charged to operations in the year incurred.

INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to income taxes as a separate entity. Income or loss of the Company is required to be included in the income tax returns of the stockholders.

Included in the statement of operations are compiled pro forma income tax adjustments computed using the statutory rates in effect, which represents the estimated federal and state tax provisions that would have been required had the Company been taxed as a C-corporation. The Company's effective statutory rate based on the pretax income was 37% for all periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash, receivables and accounts payable approximate their fair values as of December 31, 1998 and June 30, 1999 because of the relatively short maturity of these instruments.

       (Information with respect to June 30, 1998 and 1999 is Unaudited)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         PRINCIPLES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts of capital lease obligations and debt outstanding also approximates their fair values as of December 31, 1998 and June 30, 1999 because interest rates on these instruments approximate the interest rate on debt with similar terms available to the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. This statement currently has no impact on the financial statements of the Company, as the Company does not hold any derivative instruments or participate in any hedging activities.


NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following

                                        December 31,         June 30,
                                           1998                1999
                                       -----------         ---------
                                                           (Unaudited)
Furniture and equipment                $  46,668           $  54,443
Computer equipment                       124,600             181,348
                                       ---------           ---------
                                         171,268             235,791
Less accumulated depreciation            (20,899)            (54,221)
                                       ---------           ---------
                                       $ 150,369           $ 181,570
                                       ---------           ---------
                                       ---------           ---------

NOTE 3 - LINE-OF-CREDIT

The Company has available a $75,000 line-of-credit with interest at 2.9% over prime (totaling 10.65% at June 30, 1999). The line has no stated maturity and is personally guaranteed by the Company's Stockholder. At December 31, 1998 and June 30, 1999, $69,936 and $63,055 respectively, was borrowed against the line.

       (Information with respect to June 30, 1998 and 1999 is Unaudited)


             SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                       NOTES TO FINANCIAL STATEMENTS

NOTE 4 - CAPITAL LEASE OBLIGATIONS

The Company leases computer equipment and office furniture under capital leases with monthly payments ranging from $253 to $1,880 and interest rates ranging from 9.4% to 21.5%. The future minimum rental payments due under capital leases are as follows:

     Year Ending December 31,
     ------------------------
               1999 (six months remaining)                  $ 35,970
               2000                                           70,791
               2001                                           62,048
               2002                                           16,418
               2003                                            2,804
                                                            --------
               Total minimum lease payments                  188,031
               Less amount representing interest             (50,847)
                                                            --------
               Net minimum lease payments                    137,184
               Less current portion                           43,940
                                                            --------
                                                            $ 93,244
                                                            ========

NOTE 5 - FINANCING AGREEMENT

During 1999, the Company entered into an agreement to transfer certain of its accounts receivable with recourse to a finance company. Inventory, equipment, accounts receivables and intangible assets collateralized the agreement. The finance company advances 80% of the account receivable upon submission and remits the remaining 20% less interest and fees when the account is paid by the customer. Proceeds from the finance company, during the six months ended June 30, 1999 were approximately $607,581. Fees and interest paid for the six months ended June 30, 1999 were approximately $14,309. In addition, the Company is at risk for credit losses associated with sold receivables and provides for such in the Company's financial statements. The receivables and related note payable are reflected in the Company's balance sheet.

NOTE 6 - INCOME TAXES

Upon consummation of an agreement with Telecom Wireless Corporation ("Telecom") to sell the outstanding stockholders' interest of the Company, the Company's tax status as an S corporation will terminate and, accordingly, the Company will be subject to federal and state corporate income taxes. The Company has no significant differences between the book and tax basis of its assets or liabilities and therefore no deferred tax asset of liability exists at the date of consummation.

       (Information with respect to June 30, 1998 and 1999 is Unaudited)


             SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                       NOTES TO FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS

OPERATING LEASES

The Company leases office space and computer equipment under noncancelable operating leases which expire in 2002. Operating expenses and taxes are paid by the Company. During the six months ended June 30, 1999, the Company subleased some of their office space. The rental expense for these leases was $13,144 and $81,210 for the years ended December 31, 1997 and 1998, respectively and $34,153 and $26,974 for the six months ended June 30, 1998 and 1999, respectively.

Future minimum lease payments as of June 30, 1999 are as follows:

     Year Ending December 31,
     ------------------------
             1999 (six months remaining)                  $  119,893
             2000                                            380,167
             2001                                            384,089
             2002                                            389,949
             2003                                            389,949
             Thereafter                                       97,487
                                                          ----------
                                                          $1,761,534
                                                          ==========

EMPLOYEE LEASING

The Company leases its employees from a third party. In the event an individual ceases to be engaged by the Company, the Company could be obligated to pay 60 days service fees, not including employee salaries, to the leasing company.

NOTE 8 - MAJOR CUSTOMERS AND VENDORS

The Company has a certain customer that accounted for 96% and 81% of the Company's total revenue for the year ended December 31, 1997 and 1998, respectively. The same customer accounted for 90% and 30% of the Company's total revenue for the six months ended June 30, 1998 and 1999, respectively. A second customer, based in Europe, accounted for 26% of revenue for the six months ended June 30, 1999.

       (Information with respect to June 30, 1998 and 1999 is Unaudited)


             SYS-GROUP, INC. D/B/A PRENTICE TECHNOLOGIES, INC.

                       NOTES TO FINANCIAL STATEMENTS

NOTE 9 - SUBSEQUENT EVENTS

In August 24, 1999, the Company merged with Prentice Technologies, Inc. (a Delaware Corporation) which was a company with common ownership and no assets or liabilities as of the date of the merger. Effective September 30, 1999, 90% of Prentice Technologies, Inc. was acquired by Telecom Wireless Corporation.

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
America's Web Station, Inc.
Naples, Florida


         We have audited the accompanying balance sheets of America's Web Station, Inc. (an S corporation) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and for the period from January 29, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Web Station, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year and period then ended in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        GIRARDIN BALDWIN & ASSOCIATES LLP
                                        Certified Public Accountants
Naples, Florida
July 30, 1999

                           AMERICA'S WEB STATION, INC.

                                 BALANCE SHEETS

                                                          December 31,    December 31,         June 30,
                                                             1998             1997               1999
                                                          -----------     ------------        ----------
                                                                                             (Unaudited)
                        ASSETS

CURRENT ASSETS
   Cash and cash equivalents                               $  32,330        $     942        $   5,878
   Accounts receivable - trade                                10,476           11,877           14,893
                                                           ---------        ---------        ---------
     Total current assets                                     42,806           12,819           20,771
                                                           ---------        ---------        ---------
FURNITURE AND EQUIPMENT, at cost                              90,066           58,044           90,214
   Less accumulated depreciation                              27,459            8,259           36,509
                                                           ---------        ---------        ---------
                                                              62,607           49,785           53,705
                                                           ---------        ---------        ---------
OTHER ASSETS
   Goodwill, net of accumulated amortization
    1999 - $1,127; 1998 - $797; 1997 - $139                    9,073            9,731            8,743
   Other                                                       3,326              347            2,957
                                                           ---------        ---------        ---------
                                                              12,399           10,078           11,700
                                                           ---------        ---------        ---------
                                                           $ 117,812        $  72,682        $  86,176
                                                           =========        =========        =========
    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Current maturities of long-term debt                    $  22,310        $   3,945        $  22,549
   Demand notes payable-stockholders                          66,360            7,432           77,460
   Accounts payable and accrued expenses                       6,986            3,437           10,933
                                                           ---------        ---------        ---------
     Total current liabilities                                95,656           14,814          110,942

LONG-TERM DEBT, less current maturities                       92,157           15,997           80,872
                                                           ---------        ---------        ---------
     Total liabilities                                       187,813           30,811          191,814
                                                           ---------        ---------        ---------
COMMITMENTS

STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock, par value $.05 per share; 1,500 shares
    authorized, 1,200 shares issued and outstanding               60               60               60
   Additional paid in capital                                186,065          121,940          186,065
   Accumulated (deficit)                                    (256,126)         (80,129)        (291,763)
                                                           ---------        ---------        ---------
                                                             (70,001)          41,871         (105,638)
                                                           ---------        ---------        ---------
                                                           $ 117,812        $  72,682        $  86,176
                                                           =========        =========        =========

                See accompanying notes and auditor's report.

                           AMERICA'S WEB STATION, INC.

                            STATEMENTS OF OPERATIONS

                                                                January 19, 1997
                                                                   (Inception)
                                                   Year Ended        through          Six Months Ended June 30,
                                                  December 31,     December 31,      --------------------------
                                                      1998             1997             1999             1998
                                                  -----------      -----------       ---------        ----------
                                                                                    (Unaudited)      (Unaudited)
Revenues                                           $ 170,736        $  47,405        $  76,708        $  88,276
                                                   ---------        ---------        ---------        ---------
Costs and expenses
   Internet service operating costs                   60,805           24,024           24,842           28,557
   General and administrative                        283,415          102,207           82,415          133,646
                                                   ---------        ---------        ---------        ---------
                                                     344,220          126,231          107,257          162,203
                                                   ---------        ---------        ---------        ---------
(Loss) from operations                              (173,484)         (78,826)         (30,549)         (73,927)

Interest expense                                       2,513            1,303            5,088              136
                                                   ---------        ---------        ---------        ---------
Net (loss)                                         $(175,997)       $ (80,129)       $ (35,637)       $ (74,063)
                                                   =========        =========        =========        =========
Earnings (loss) per share, basic and diluted       $ (146.66)       $ (311.79)       $  (29.70)       $  (61.72)
                                                   =========        =========        =========        =========
Weighted average shares outstanding                    1,200              257            1,200            1,200
                                                   =========        =========        =========        =========


                See accompanying notes and auditor's report.

                           AMERICA'S WEB STATION, INC.

                    CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                Common Stock            Additional
                                           ----------------------         Paid-in        Accumulated
                                           Shares         Amount          Capital         (Deficit)          Total
                                           -------       ---------       ---------        ---------        ---------
Balance, January 29, 1997 -
  (Inception)                                    -       $       -       $       -        $       -        $       -

Capital contributions                        1,200              60         121,940                -          122,000

Net (loss)                                       -               -               -          (80,129)         (80,129)
                                           -------       ---------       ---------         --------         --------
Balance, December 31, 1997                   1,200              60         121,940          (80,129)          41,871

Capital contributions                            -               -          64,125                -           64,125

Net (loss)                                       -               -               -         (175,997)        (175,997)
                                           -------       ---------       ---------         --------         --------
Balance, December 31, 1998                   1,200              60         186,065         (256,126)         (70,001)

Net (loss) (unaudited)                           -               -               -          (35,637)         (35,637)
                                           -------       ---------       ---------         --------         --------
Balance, June 30, 1999 (unaudited)           1,200       $      60       $ 186,065        $(291,763)       $(105,638)
                                           =======       =========       =========         ========         ========

                See accompanying notes and auditor's report.

                           AMERICA'S WEB STATION, INC.

                            STATEMENTS OF CASH FLOWS

                                                                          January 29, 1997
                                                                            (Inception)
                                                           Year Ended         through          Six Months Ended June 30,
                                                           December 31,     December 31,     ---------------------------
                                                              1998              1997             1999             1998
                                                           -----------     -------------     ----------        ---------
                                                                                             (Unaudited)      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                               $(175,997)       $ (80,129)       $ (35,637)       $ (74,065)
   Adjustments to reconcile net loss to net cash used
    by operating activities
   Depreciation and amortization                               19,858            8,398            9,380            9,600

   (Increase) decrease in assets:
   Accounts receivable                                          1,401          (11,877)          (4,417)          (1,454)
   Other                                                       (2,979)            (347)             369             (300)

   Increase (decrease) in liabilities:
     Accounts payable and accrued expenses                      3,549            3,437            3,947             (547)
                                                            ---------        ---------        ---------         --------
       Net cash used by operating activities                 (154,168)         (80,518)         (26,358)         (66,766)
                                                            ---------        ---------        ---------         --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                         (32,022)         (58,044)            (148)         (23,543)
   Payment of goodwill                                              -           (9,870)               -                -
                                                            ---------        ---------        ---------         --------
         Net cash used by investing activities                (32,022)         (67,914)            (148)         (23,543)
                                                            ---------        ---------        ---------         --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from stockholder loans                             58,928            7,432           14,700          104,450
   Proceeds from borrowings                                   100,000           22,368                -                -
   Principal payments on debt                                  (5,475)          (2,426)         (14,646)            (325)
   Proceeds from capital contributions                         64,125          122,000                -                -
                                                            ---------        ---------        ---------         --------
         Net cash provided by financing activities            217,578          149,374               54          104,125
                                                            ---------        ---------        ---------         --------
Net change in cash and cash equivalents                        31,388              942          (26,452)          13,816

Cash and cash equivalents:

   Beginning                                                      942                -           32,330              942
                                                            ---------        ---------        ---------         --------
   Ending                                                   $  32,330        $     942        $   5,878         $ 14,758
                                                            =========        =========        =========         ========
Supplemental disclosure of cash flow information:
   Cash payments for interest                               $   2,513        $   1,303        $   4,903         $    138
                                                            =========        =========        =========         ========

                See accompanying notes and auditor's report.

                           AMERICA'S WEB STATION, INC.

                          NOTES TO FINANCIAL STATEMENTS
        (INFORMATION WITH RESPECT TO JUNE 30, 1999 AND 1998 IS UNAUDITED)

Note 1.  Organization and Summary of Significant Accounting Policies

         Organization

            America's Web Station, Inc. (the Company) formerly known as Millennium Market Tech, Inc. (Note 4), commenced operations in January 1997 for the purpose of providing regional internet services throughout Southwest Florida.

         Revenue Recognition

            The Company recognizes revenue as services are rendered.

         Interim Financial Statements (Unaudited)

            In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position of the Company at June 30, 1999 and the results of its operations and changes in cash flows for the six months ended June 30, 1999 and 1998. The results of operations for the six months ended June 30, 1999 and 1998 are not necessarily indicative of the results to be expected for a full year.

         Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents

            For purposes of reporting cash flows, the Company considers money market accounts to be cash equivalents.

                             See auditor's report.

                        AMERICA'S WEB STATION, INC.
                       NOTES TO FINANCIAL STATEMENTS
                 (Information with Respect to June 30, 1999
                           and 1998 is Unaudited)


Note 1.  Organization and Summary of Significant Accounting Policies - Continued

         Furniture and Equipment

            Depreciation of furniture and equipment is computed under accelerated methods over the estimated useful lives of the assets. Depreciation expense for the six months ended June 30, 1999 and 1998 was $9,050 and $9,600, respectively, and totaled $19,200 and $8,259 for the year and period ended December 31, 1998 and 1997, respectively.

            The cost of assets retired or sold, together with the related accumulated depreciation, is removed from the accounts and any profit or loss on disposition is credited or charged to earnings.

         Goodwill

            Goodwill is recorded as the differences between net assets acquired and the related purchase price. Amortization is calculated over an estimated useful life of fifteen years.

         Advertising Costs

            All advertising costs are expensed as incurred. Total advertising costs for the years ended December 31, 1998 and 1997 were $11,548 and $18,269, respectively and totaled $3,051 and $6,002 for the six month periods ended June 30, 1999 and 1998, respectively.

         Income Taxes

            The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the proportionate share of the Company's taxable income or loss is recognized by the stockholders. Accordingly, no provision for income taxes is included in the accompanying financial statements.

         Earnings (Loss) Per Common Share

            Basic earnings (loss) per common share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share consists of the weighted average number of common shares outstanding plus the dilutive effects of options and warrants calculated using the treasury stock method. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

                             See auditor's report.

                        AMERICA'S WEB STATION, INC.
                       NOTES TO FINANCIAL STATEMENTS
                 (Information with Respect to June 30, 1999
                           and 1998 is Unaudited)


Note 2.  Long-Term Debt

         Long-term debt consisted of the following:

                                                                                           December 31,
                                                                                      -----------------------       June 30,
                                                                                        1998           1997           1999
                                                                                      --------       --------       --------
Note payable to financial institution, monthly payments of $1,500 plus interest at 9.75%, collateralized by all equipment and personally guaranteed by the
  stockholders, final balloon payment due November 2003                               $ 98,500            $ -       $ 89,500

Note payable to financial institution, monthly payments of $463, including interest at 8.9%, collateralized by vehicle, final payment
  due April 2002                                                                        15,967         19,942         13,921
                                                                                      --------       --------       --------
                                                                                       114,467         19,942        103,421
Less current maturities                                                                 22,310          3,945         22,549
                                                                                      --------       --------       --------
                                                                                      $ 92,157       $ 15,997       $ 80,872
                                                                                      --------       --------       --------
                                                                                      --------       --------       --------

            Long-term debt matures as follows as of June 30, 1999:

        Twelve Months  Ending June 30,
        ------------------------------
                       2000             $ 22,549
                       2001               22,923
                       2002               22,449
                       2003               18,000
                       2004               17,500
                                        --------
                                        $103,421
                                        --------
                                        --------

Note 3.  Related Party Transactions

            Notes payable to stockholders are unsecured, payable on demand, and bear interest at 7% to 19%.

                             See auditor's report.

                        AMERICA'S WEB STATION, INC.
                       NOTES TO FINANCIAL STATEMENTS
                 (Information with Respect to June 30, 1999
                           and 1998 is Unaudited)


Note 4.  Business Combinations

            The Company commenced operations January 1997, as Millennium Market Tech, Inc. In October 1997, America's Web Station, Inc. was formed for the primary purpose of changing the name of the business. Effective January 1998, the Company began operating under the corporate name America's Web Station, Inc.

            The outstanding shares of common stock of Millennium Market Tech, Inc., which totaled 1,000 shares, were exchanged and canceled in consideration for the issuance of 1,000 shares of America's Web Station, Inc. common stock. The combination was accounted for as a pooling of interests and neither entity recognized a gain or loss. America's Web Station, Inc. was dormant until the merger occurred.

            The Company acquired the assets of Wow Factor in October 1997 for $12,470, which was accounted for using the purchase method. The Company's results of operations include the Wow Factor effective October 15, 1997.

Note 5.  Lease Commitment

            The Company leases office space and equipment under non-cancelable operating leases expiring through November 2000. Future minimum lease payments under the leases as of June 30, 1999 were as follows:

         Twelve Months Ending June 30,
         -----------------------------

                     2000            $28,214
                     2001              6,809
                                     -------
                                     $35,023
                                     -------
                                     -------

            Rent expense for the six months ended June 30, 1999 and 1998 was $18,408 and $12,610, respectively and rent expense for the year and period ended December 31, 1998 and 1997 was $41,634 and $16,019, respectively.

                             See auditor's report.

                        AMERICA'S WEB STATION, INC.
                       NOTES TO FINANCIAL STATEMENTS
                 (Information with Respect to June 30, 1999
                           and 1998 is Unaudited)


Note 6.  Subsequent Event

            In July 1999, the Company's stockholders entered into an agreement to exchange all outstanding shares of the Company for shares in Telecom Wireless Corporation (TWC). Under the agreement, TWC will assume or pay approximately $150,000 of the Company's indebtedness. Such indebtedness includes the note payable to a financial institution and accounts payable as of the closing date. Any remaining amount of the $150,000 is to be applied towards the Company's notes payable to stockholders. Any residual balance then remaining for notes payable to stockholders will be converted to additional paid in capital.

Note 7.  Uncertainty

            The Company incurred cumulative net losses through June 30, 1999 totaling $291,763 and its liabilities are substantially in excess of its assets.

            As discussed in Note 6, the stockholders have entered into an agreement whereby $150,000 of Company liabilities are to be assumed or repaid. In addition, TWC has committed to certain equipment additions and upgrades resulting in increased capacity for customer services. The Company will also benefit from administrative, technical and marketing support from TWC.

            The Company's continued existence is dependent upon obtaining additional financing or capital, increasing revenues and/or reducing expenses. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             See auditor's report.

                              UNAUDITED PRO FORMA
                           STATEMENTS OF OPERATIONS
                                AND CASH FLOWS

The unaudited pro forma statements of operations and cash flows for the year ended June 30, 1999 and the three months ended September 30, 1999 give effect to the business combination of Telecom Wireless Corporation, Sys-Group, Inc d/b/a Prentice Technologies, Inc., and America's Web Station, Inc., as if it occurred effective July 1, 1998 and July 1, 1999, respectively.

These financial statements include the related pro forma adjustments described in the notes thereto. The transactions between Telecom Wireless Corporation and the Companies have been accounted for under the purchase method of accounting.

These pro forma statements are not necessarily indicative of the results of operations or cash flows as they may be in the future or as they might have been had the transaction become effective on the above mentioned dates.

The unaudited pro forma statements of operations and cash flows should be read in conjunction with the historical financial statements and notes thereto of Telecom Wireless Corporation.

                          TELECOM WIRELESS CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1999

                                                                                                 Sys-Group,
                                                                                                 Inc. d/b/a
                                                               Telecom          America's         Prentice
                                                               Wireless           Web           Technologies,
                                                                Corp.         Station, Inc.          Inc.             Total
                                                             -----------       -----------       -----------       -----------
Revenues
   Internet services                                         $         -       $   159,168       $         -       $   159,168
   Wireless cable revenues                                       522,654                 -                 -           522,654
   Consulting fees                                                     -                 -         1,983,064         1,983,064
                                                             -----------       -----------       -----------       -----------
                                                                 522,654           159,168         1,983,064         2,664,886
                                                             -----------       -----------       -----------       -----------
Expenses
   Direct expenses                                               275,705                 -         1,276,791         1,552,496
   Internet service operating costs                                    -            57,090                 -            57,090
   Stock based compensation                                    1,547,560                 -                 -         1,547,560
   Selling, general and administrative                         2,144,299           232,182           658,642         3,035,123(3)
                                                             -----------       -----------       -----------       -----------
     Total cost of sales and expenses                          3,967,564           289,272         1,935,433         6,192,269
                                                             -----------       -----------       -----------       -----------
Income (loss) from operations                                 (3,444,910)         (130,104)           47,631        (3,527,383)

Other income (expenses)
   Interest income                                                     -                 -            63,852            63,852
   Interest expense                                              (92,341)           (7,465)          (22,490)         (122,296)(5)
                                                             -----------       -----------       -----------       -----------
     Total other income (expense)                                (92,341)           (7,465)           41,362           (58,444)
                                                             -----------       -----------       -----------       -----------
Income (loss) before income taxes and minority interest       (3,537,251)         (137,569)           88,993        (3,585,827)
Income tax expense (benefit)                                           -                 -                 -                 -
                                                             -----------       -----------       -----------       -----------
Income (loss) before minority interest                        (3,537,251)         (137,569)           88,993        (3,585,827)

Minority interest                                                      -                 -                 -                 - (4)
                                                             -----------       -----------       -----------       -----------
Net income (loss)                                             (3,537,251)         (137,569)           88,993        (3,585,827)

Dividends on preferred stock                                           -                 -                 -                 -
                                                             -----------       -----------       -----------       -----------
Net income (loss) available to common stockholders           $(3,537,251)      $  (137,569)      $    88,993       $(3,585,827)
                                                             -----------       -----------       -----------       -----------
                                                             -----------       -----------       -----------       -----------
Earnings (loss) per common share - basic and diluted         $      (.94)
                                                             -----------
                                                             -----------
Weighted average shares outstanding - basic and diluted        3,759,050
                                                             -----------
                                                             -----------


                                                           Pro Forma Adjustments       Pro Forma
                                                           ----------------------     Consolidated
                                                             Debit          Credit       Total
                                                           -----------      ------    -----------
Revenues
   Internet services                                       $         -       $ -      $   159,168
   Wireless cable revenues                                           -         -          522,654
   Consulting fees                                                   -         -        1,983,064
                                                           -----------      ------    -----------
                                                                     -         -        2,664,886
                                                           -----------      ------    -----------
Expenses
   Direct expenses                                                   -         -        1,552,496
   Internet service operating costs                             57,090                     57,090
   Stock based compensation                                          -         -        1,547,560
   Selling, general and administrative                         624,284         -        3,659,407
                                                           -----------      ------    -----------
     Total cost of sales and expenses                          624,284         -        6,816,553
                                                           -----------      ------    -----------
Income (loss) from operations                                 (624,284)        -       (4,151,667)

Other income (expenses)
   Interest income                                                   -                     63,852
   Interest expense                                             (8,458)        -         (130,754)
                                                           -----------      ------    -----------
     Total other income (expense)                               (8,458)        -          (66,902)
                                                           -----------      ------    -----------
Income (loss) before income taxes and minority interest       (632,742)        -       (4,218,569)

Income tax expense (benefit)                                         -         -                -
                                                           -----------      ------    -----------
Income (loss) before minority interest                        (632,742)                (4,218,569)

Minority interest                                               (8,899)        -           (8,899)
                                                           -----------      ------    -----------
Net income (loss)                                             (641,641)                (4,227,468)

Dividends on preferred stock                                         -         -                -
                                                           -----------      ------    -----------
Net income (loss) available to common stockholders         $  (641,641)      $ -      $(4,227,468)
                                                           -----------      ------    -----------
                                                           -----------      ------    -----------
Earnings (loss) per common share - basic and diluted                                  $     (1.02)
                                                                                      -----------
                                                                                      -----------
Weighted average shares outstanding - basic and diluted                                 4,134,279
                                                                                      -----------
                                                                                      -----------


                          TELECOM WIRELESS CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999

                                                                                             Sys-Group,
                                                                                             Inc. d/b/a
                                                           Telecom         America's          Prentice
                                                          Wireless           Web             Technologies,
                                                            Corp.         Station, Inc.          Inc.                 Total
                                                         ------------     --------------      -------------        -----------
Revenues
   Internet services                                     $     28,535       $          -       $          -       $     28,535
   Wireless cable revenues                                    138,390                  -                  -            138,390
   Consulting fees                                                  -                  -            711,432            711,432
   Other                                                        4,075                  -                  -              4,075
                                                         ------------     --------------      -------------          ---------
                                                              171,000                  -            711,432            882,432
                                                         ------------     --------------      -------------          ---------
Expenses
   Direct expenses                                            106,342                  -            366,524            472,866
   Internet service operating costs                            27,823                  -                  -             27,823
   Stock based compensation                                   427,699                  -                  -            427,699
   Research and development                                         -                  -             26,024             26,024
   Selling, general and administrative                      2,406,348                  -            351,895          2,406,348(3)
                                                         ------------     --------------      -------------          ---------
     Total cost of sales and expenses                       2,968,212                  -            744,443          3,712,655
                                                         ------------     --------------      -------------          ---------
Income (loss) from operations                              (2,797,212)                 -            (33,011)        (2,830,223)

Other income (expenses)
   Interest and other income                                        -                  -             40,135             40,135
   Interest expense                                           (64,506)                 -            (10,364)           (74,870)(5)
   Other expense                                              (24,439)                 -                  -            (24,439)
                                                         ------------     --------------      -------------          ---------
     Total other income (expense)                             (88,945)                 -             29,771            (59,174)
                                                         ------------     --------------      -------------          ----------
Income (loss) before income taxes and minority interest    (2,886,157)                 -             (3,240)        (2,889,397)

Income tax expense (benefit)                                        -                  -                  -                  -
                                                         ------------     --------------      -------------          ---------
Income (loss) before minority interest                     (2,886,157)                 -             (3,240)        (2,889,397)

Minority interest                                                   -                  -                  -                  -
                                                         ------------     --------------      -------------          ---------
Net income (loss)                                          (2,886,157)                 -             (3,240)        (2,889,397)

Dividends on preferred stock                                        -                  -                  -                  -
                                                         ------------     --------------      -------------          ---------
Net income (loss) available to common stockholders       $ (2,886,157)                         $     (3,240)      $ (2,889,397)
                                                         ------------                         -------------          ---------
Earnings (loss) per common share - basic and diluted     $       (.19)
                                                         ------------
Weighted average shares outstanding - basic and diluted    15,256,675
                                                         ------------
                                                         ------------


                                                             Pro Forma Adjustments       Pro Forma
                                                            -----------------------     Consolidated
                                                               Debit         Credit        Total
                                                            ------------     ------     ------------
Revenues
   Internet services                                        $          -       $ -      $     28,535
   Wireless cable revenues                                             -         -           138,390
   Consulting fees                                                     -         -           711,432
   Other                                                               -         -             4,075
                                                            ------------       ----     ------------
                                                                       -         -           882,432
                                                            ------------       ----     ------------

Expenses
   Direct expenses                                                     -         -           472,866
   Internet service operating costs                                    -         -            27,823
   Stock based compensation                                            -         -           427,699
   Research and development                                                                   26,024
   Selling, general and administrative                           156,071         -         2,914,314
                                                            ------------       ----     ------------
     Total cost of sales and expenses                            156,071         -         3,868,726
                                                            ------------       ----     ------------
Income (loss) from operations                                   (156,071)                 (2,986,294)

Other income (expenses)
   Interest and other income                                           -         -            40,135
   Interest expense                                               (5,075)        -           (79,945)
   Other expense                                                       -         -           (24,439)
                                                            ------------       ----     ------------
     Total other income (expense)                                 (5,075)        -           (64,249)
                                                            ------------       ----     ------------
Income (loss) before income taxes and minority interest         (161,146)                 (3,050,543)

Income tax expense (benefit)                                           -         -                 -
                                                            ------------       ----     ------------
Income (loss) before minority interest                          (161,146)                 (3,050,543)

Minority interest                                                    324         -               324
                                                            ------------       ----     ------------
Net income (loss)                                               (160,822)        -        (3,050,219)

Dividends on preferred stock                                           -         -                 -
                                                            ------------       ----     ------------
Net income (loss) available to common stockholders          $   (160,822)      $ -      $ (3,050,219)
                                                            ------------       ----     ------------

Earnings (loss) per common share - basic and diluted                                    $       (.20)
                                                                                        ------------
Weighted average shares outstanding - basic and diluted                                   15,609,011
                                                                                        ------------
                                                                                        ------------

                          TELECOM WIRELESS CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1999


                                                                                Sys-Group,
                                                                                Inc. d/b/a
                                                      Telecom     America's      Prentice                  Pro Forma    Pro Forma
                                                      Wireless       Web       Technologies,              Acquisition   Consolidated
                                                        Corp.    Station, Inc.     Inc.       Total       Adjustments      Total
                                                   -----------   ------------  ------------ -----------   -----------   -----------

Cash flows from operating activities
   Net income (loss)                               $(3,537,251)  $  (137,569)  $    88,993  $(3,585,827)  $  (616,834)  $(4,202,661)
                                                   -----------   ------------  ------------ -----------   -----------   -----------
   Adjustments to reconcile net income (loss) to
    net cash used by operating activities
     Depreciation and amortization                     348,708        19,638        46,800      415,146       599,477     1,014,623
     Stock issued for services                          30,000             -             -       30,000             -        30,000
     Imputed value of options granted for services   1,547,560             -             -    1,547,560             -     1,547,560
     Accretion on preferred stock                       91,227             -             -       91,227             -        91,227
     Changes in assets and liabilities
       Accounts receivable                              12,245        (1,562)     (312,372)    (301,689)            -      (301,689)
       Other assets                                     (3,880)       (2,310)            -       (6,190)            -        (6,190)
       Accounts payable                                (14,510)        8,043         1,005       (5,462)            -        (5,462)
       Accrued expenses                                104,445             -             -      104,445             -       104,445
       Other liabilities                                     -             -       131,913      131,913             -       131,913
                                                   -----------   ------------  ------------ -----------   -----------   -----------
                                                     2,115,795        23,809      (132,654)   2,006,950       599,477     2,606,427
                                                   -----------   ------------  ------------ -----------   -----------   -----------
         Net cash used by operating activities      (1,421,456)     (113,760)      (43,661)  (1,578,877)      (17,357)   (1,596,234)
                                                   -----------   ------------  ------------ -----------   -----------   -----------

Cash flows from investing activities
   Acquisition of equipment                           (121,117)       (8,627)      (52,399)    (182,143)            -      (182,143)
   Net change in other assets                                -             -       (45,937)     (45,937)            -       (45,937)
                                                   -----------   ------------  ------------ -----------   -----------   -----------
         Net cash used by investing activities        (121,117)       (8,627)      (98,336)    (228,080)            -      (228,080)
                                                   -----------   ------------  ------------ -----------   -----------   -----------
Cash flows from financing activities
   Net activity on line-of-credit/floor plans                -             -       281,979      281,979             -       281,979
   Net repayments to related party                     (16,666)      (30,822)            -      (47,488)            -       (47,488)
   Sale of common stock/capital contribution         2,179,305        64,125             -    2,243,430             -     2,243,430
   Net payments on notes payable                             -       (19,796)            -      (19,796)            -       (19,796)
   Net proceeds from notes payable                           -       100,000             -      100,000             -       100,000
   Net payments on capital leases                            -             -       (30,901)     (30,901)            -       (30,901)
   Dividends/distributions paid                              -             -       (57,753)     (57,753)            -       (57,753)
                                                   -----------   ------------  ------------ -----------   -----------   -----------
         Net cash provided by financing activities   2,162,639       113,507       193,325    2,469,471             -     2,469,471
                                                   -----------   ------------  ------------ -----------   -----------   -----------
Net increase (decrease) in cash                        620,066        (8,880)       51,328      662,514       (17,357)      645,157

Cash at beginning of period                                600        14,758        52,828       68,186             -        68,186
                                                   -----------   ------------  ------------ -----------   -----------   -----------
Cash at end of period                              $   620,666   $     5,878   $   104,156  $   730,700   $   (17,357)  $   713,343
                                                   -----------   ------------  ------------ -----------   -----------   -----------
                                                   -----------   ------------  ------------ -----------   -----------   -----------

                          TELECOM WIRELESS CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999


                                                                                                              Sys-Group,
                                                                                                              Inc. d/b/a
                                                                            Telecom         America's          Prentice
                                                                            Wireless           Web           Technologies,
                                                                              Corp.        Station, Inc.          Inc.
                                                                           ----------      -------------     -------------
Cash flows from operating activities
   Net loss                                                                $(2,886,157)    $           -       $    (3,240)
                                                                           -----------     -------------     -------------
   Adjustments to reconcile net loss to net cash used by
    operating activities
     Depreciation and amortization                                             117,347                 -            20,774
     Deferred rent expense                                                           -                 -            38,808
     Provision for doubtful accounts                                                 -                 -                 -
     Stock issued for services                                                 427,699                 -                 -
     Warrants issued                                                            62,294                 -                 -
     Accretion on preferred stock                                               24,439                 -                 -
     Loss on asset disposals                                                         -                 -                 -
     Deferred tax expense                                                            -                 -                 -
     Minority interest in subsidiary                                                 -                 -                 -
     Changes in assets and liabilities
       Accounts receivable                                                     (55,074)                -          (164,682)
       Prepaid expenses                                                              -                 -            (3,000)
       Other assets                                                              1,049                 -                 -
       Accounts payable                                                      1,072,336                 -            13,820
       Deferred revenue                                                              -                 -                 -
       Accrued expenses                                                       (103,699)                -            (7,500)
       Other liabilities                                                             -                 -             7,457
                                                                           -----------     -------------     -------------
                                                                             1,546,391                 -           (94,323)
                                                                           -----------     -------------     -------------
         Net cash used by operating activities                              (1,339,766)                -           (97,563)
                                                                           -----------     -------------     -------------
Cash flows from investing activities
   Acquisition of equipment                                                   (164,726)                -                 -
   Cash acquired from acquisitions                                              85,659                 -                 -
   Acquisition costs                                                          (554,884)                -                 -
   Net change in other assets                                                        -                 -            (1,547)
                                                                           -----------     -------------     -------------
         Net cash used by investing activities                                (633,951)                -            (1,547)
                                                                           -----------     -------------     -------------
Cash flows from financing activities
   Net activity on line-of-credit/floor plans                                        -                 -            89,786
   Net advances from (repayments to) related party                            (105,163)                -                 -
   Sale of common stock/capital contribution                                 1,381,905                 -                 -
   Net payments on notes payable                                              (127,062)                -                 -
   Net proceeds from notes payable                                           1,000,000                 -                 -
   Net payments on capital leases                                                    -                 -           (15,051)
   Offering costs                                                             (100,850)                -                 -
   Dividends/distributions paid                                                      -                 -                 -
                                                                           -----------     -------------     -------------
         Net cash provided by financing activities                           2,048,830                 -            74,735
                                                                           -----------     -------------     -------------
Net increase (decrease) in cash                                                 75,113                 -           (24,375)

Cash at beginning of period                                                    620,666                 -           104,156
                                                                           -----------     -------------     -------------
Cash at end of period                                                      $   695,779     $           -       $    79,781
                                                                           -----------     -------------     -------------
                                                                           -----------     -------------     -------------



                                                                                              Pro Forma         Pro Forma
                                                                                             Acquisition       Consolidated
                                                                               Total         Adjustments          Total
                                                                           -----------     -------------     -------------
Cash flows from operating activities
   Net loss                                                                $(2,889,397)      $  (160,822)      $(3,050,219)
                                                                           -----------     -------------     -------------
   Adjustments to reconcile net loss to net cash used by
    operating activities
     Depreciation and amortization                                             138,121           156,071           294,192
     Deferred rent expense                                                      38,808                 -            38,808
     Provision for doubtful accounts                                                 -                 -                 -
     Stock issued for services                                                 427,699                 -           233,750
     Warrants issued                                                            62,294                 -            62,294
     Accretion on preferred stock                                               24,439                 -            24,439
     Loss on asset disposals                                                         -                 -                 -
     Deferred tax expense                                                            -                 -                 -
     Minority interest in subsidiary                                                 -               324               324
     Changes in assets and liabilities
       Accounts receivable                                                    (219,756)                -          (219,756)
       Prepaid expenses                                                         (3,000)                -            (3,000)
       Other assets                                                              1,049                 -             1,049
       Accounts payable                                                      1,086,156                 -         1,086,156
       Deferred revenue                                                              -                 -                 -
       Accrued expenses                                                       (111,199)                -          (111,199)
       Other liabilities                                                         7,457                 -             7,457
                                                                           -----------     -------------     -------------
                                                                             1,452,068           156,395         1,608,463
                                                                           -----------     -------------     -------------
         Net cash used by operating activities                              (1,437,329)           (4,427)       (1,441,756)
                                                                           -----------     -------------     -------------
Cash flows from investing activities
   Acquisition of equipment                                                   (164,726)                -          (164,726)
   Cash acquired from acquisitions                                              85,659                 -            85,659
   Acquisition costs                                                          (554,884)                -          (554,884)
   Net change in other assets                                                   (1,547)                -            (1,547)
                                                                           -----------     -------------     -------------
         Net cash used by investing activities                                (635,498)                -          (635,498)
                                                                           -----------     -------------     -------------
Cash flows from financing activities
   Net activity on line-of-credit/floor plans                                   89,786                 -            89,786
   Net advances from (repayments to) related party                            (105,163)                -          (105,163)
   Sale of common stock/capital contribution                                 1,381,905                 -         1,381,905
   Net payments on notes payable                                              (127,062)                -          (127,062)
   Net proceeds from notes payable                                           1,000,000                 -         1,000,000
   Net payments on capital leases                                              (15,051)                -           (15,051)
   Offering costs                                                             (100,850)                -          (100,850)
   Dividends/distributions paid                                                      -                 -                 -
                                                                           -----------     -------------     -------------
         Net cash provided by financing activities                           2,123,565                 -         2,123,565
                                                                           -----------     -------------     -------------
Net increase (decrease) in cash                                                 50,738            (4,427)           46,311

Cash at beginning of period                                                    724,822                 -           724,822
                                                                           -----------     -------------     -------------
Cash at end of period                                                      $   775,560       $    (4,427)      $   771,133
                                                                           -----------     -------------     -------------
                                                                           -----------     -------------     -------------

In July 1999 the Company consummated an acquisition of all of the issued and outstanding common shares of America's Web Station for 28,562 shares of common stock valued at $199,931 for purposes of the acquisition. The acquisition has been accounted for as a purchase. The purchase price, including acquisition costs, was allocated as follows:

         Cash                                                $     5,878
         Accounts receivable, net                                 14,893
         Property and equipment, net                              53,705
         Intangible assets                                         8,743
         Subscriber lists                                        225,000
         Other assets                                              2,957
                                                             -----------
                                                                 311,176
         Liabilities assumed                                    (191,814)
                                                             -----------
                                                                 119,362
         Consideration given and acquisition costs              (225,390)
                                                             -----------
         Excess purchase price recorded as goodwill          $   136,028
                                                             -----------
                                                             -----------

Effective September 30, 1999, the Company consummated the acquisition of 90% of the issued and outstanding common stock of Prentice Technologies, Inc. for 346,667 shares of common stock valued at $2,680,419 for purposes of the acquisition and issued at $253,750 note payable. The note is payable in six monthly installments of $43,284 including interest at 8% per annum. Payments were to begin October 23, 1999, however, no payments have been made. The acquisition has been accounted for as a purchase. The purchase price, including acquisition costs, was allocated as follows:

         Cash                                                $   104,156
         Accounts receivable, net                                416,604
         Property and equipment, net                             181,570
         Other assets                                             54,648
                                                             -----------
                                                                 756,978
         Liabilities assumed                                    (618,377)
         Minority Interest                                       (16,061)
                                                             -----------
                                                                 122,540
         Consideration given and acquisition costs            (2,754,942)
                                                             -----------
         Excess purchase price recorded as goodwill          $ 2,610,390
                                                             -----------
                                                             -----------

(1)      To record amortization of goodwill and subscriber lists.

(2)      To record 10% minority interest in earnings of Prentice.

(3) To record interest expenses on note issued in conjunction with acquisition of Prentice.

                                      PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit
Number               Description of Exhibit
------               ----------------------
3.1*          Articles of Incorporation of Telecom Wireless as filed with the
              Utah Secretary of State on April 12, 1984

3.2* Articles of Amendment to Articles of Incorporation as filed with the Utah Secretary of State on March 12, 1998

3.3* Articles of Amendment to Articles of Incorporation as filed with the Utah Secretary of State on April 20, 1998

3.4* Articles of Amendment to Articles of Incorporation setting forth the Preferences, Limitations, and Relative Rights of Redeemable,
              Non-voting, Cumulative Preferred Stock, Series 1998-1 as filed with the Utah Secretary of State on November 9, 1999

3.5*          Bylaws of Telecom Wireless

10.1* Stock Purchase Option dated June 1, 1998, between Telecom Wireless and Marc L. Baker Consulting, Inc., as amended and assigned to Joshua Mailman

10.2* Stock Purchase Option dated June 18, 1998 between Telecom Wireless and Herman L. Walker

10.3*         Office Lease Agreement dated January 20, 1999 between Prentice
              Point Limited Partnership and The Enterprise Systems Group, Inc.

10.4* Corporate Finance/Placement Agent Agreement dated March 26, 1999 between Telecom Wireless and Jack Augsback & Associates, Inc.

10.5*         Executive Employment Agreement made and effective as of March 29,
              1999 between Phoenix Communications, Inc. (predecessor to Telecom
              Wireless) and each of its executive officers accompanied by a schedule identifying such Agreements to which Telecom Wireless is a party that are substantially identical and material details in which such agreements differ from filed agreement

10.6*         Common Stock Purchase Agreement dated April 6, 1999 between
              Telecom Wireless and those persons identified on accompanying schedule

10.7*         Nonqualified Stock Option Agreement dated April 13, 1999 between
              Telecom Wireless and James C. Roberts accompanied by a schedule identifying other Nonqualified Stock Option Agreements to which Telecom Wireless is a party that are substantially identical and material details in which such agreements differ from filed agreement

10.8*         Nonqualified Stock Option Agreement dated May 4, 1999, issued to
              Jay W. Enyart for the purchase of 400,000 shares of common stock

10.9*         Nonqualified Stock Option Agreement dated May 4, 1999, issued to
              Jay W. Enyart for the purchase of 261,192 shares of common stock

10.10*        Placement Agent Agreement dated May 25, 1999 between Telecom
              Wireless and Jack Augsback & Associates, Inc.

                                       61

10.11*        Common Stock Purchase Agreement dated May 25, 1999 between Telecom
              Wireless and those persons identified on accompanying schedule

10.12* Registration Rights Agreement between Telecom Wireless and the persons listed on the purchaser signature pages thereto accompanied by a schedule identifying other Registration Rights
              Agreements to which Telecom Wireless is a party that are substantially identical and material details in which such agreements differ from filed agreement

10.13* Repricing Warrant issued by Telecom Wireless to each of the persons identified in the accompanying schedule

10.14*        Warrant Certificate No. TK-2 dated May 24, 1999 issued by Telecom
              Wireless to Thomson Kernaghan & Co., Ltd., as Agent

10.15* Placement Agent Warrant Certificate No. TK-1 dated June 9, 1999 issued by Telecom Wireless to Thomson Kernaghan & Co. Ltd.

10.16*        Common Stock Purchase Agreement dated July 28, 1999 between
              Telecom Wireless and those persons identified on accompanying schedule

10.17*        Master Lease Agreement dated July 30, 1999 between Lucent
              Technologies, Inc. Internetworking Division and Telecom Wireless

10.18* Warrant Agreement dated August 26, 1999 issued by Telecom Wireless to Jack Augsback & Associates, Inc. accompanied by a schedule identifying other Warrant Agreements to which Telecom Wireless is a party that are substantially identical and material details in which such agreements differ from filed agreement

10.19* Services Agreement dated August 30, 1999 between Telecom Wireless and John H. Sununu

10.20* Letter Agreement dated September 1, 1999 between Telecom Wireless and First Equity Capital Securities, Inc., as amended

10.21*        Form of Bridge Loan Agreement between Telecom Wireless and Commtel
              Services Ltd. accompanied by a schedule identifying other Bridge
              Loan Agreements to which Telecom Wireless is a party that are substantially identical and material details in which such agreements differ from filed agreement

10.22* Guaranty dated September 1, 1999 by Dr. James C. Roberts for the benefit of Commtel Services Ltd., Kenneth R. Levine and Stanley
              Becker, in their capacity as Bridge Lenders

10.23* Common Stock Purchase Agreement dated as of September 10, 1999 between Telecom Wireless and those persons identified on accompanying schedule

10.24*        Agreement and Plan of Merger dated September 21, 1999 among
              Telecom Wireless, TWC/Prentice Acquisition Company, Inc. and
              Prentice Technologies, Inc.

10.25*        Executive Employment Agreement dated September 23, 1999 between
              Telecom Wireless and Shawn P. Richmond

10.26*        Warrant dated October 17, 1999 issued by Telecom Wireless to
              John H. Sununu for the purchase of 720,000 shares

10.27*        Warrant dated October 17, 1999 issued by Telecom Wireless to
              John H. Sununu for the purchase of 500,000 shares

10.28*        Amended and Restated 1999 Stock Option and Restricted Stock Plan

10.29* Put/Call Agreement dated August 16, 1999 between Telecom Wireless and Joshua Mailman, as amended

10.30*        Form of Warrant to Purchase Shares of Common Stock dated
              November 29, 1999 issued to each of Calvin D. Smiley and
              Esper Gullatt, Jr. for the purchase of 61,611 shares

21.1*         List of Subsidiaries of Telecom Wireless


--------------------

* Incorporated by reference to the same numbered exhibit in Registrant's Registration Statement on Form SB-2 dated November 29, 1999, SEC File No. 333-91717.











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

SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TELECOM WIRELESS CORPORATION


Date:  December 14, 1999      By:  /s/ James C. Roberts
                                   ---------------------------------------
                              Name:     James C. Roberts
                              Title:    Chairman of the Board of Directors and
                                        Chief Executive Officer




















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